   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 5, 1996

                                                       REGISTRATION NO. 333-6967
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 2

                                       to
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           HALTER MARINE GROUP, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                           3731                            75-2656828
(State or other jurisdiction of    (Primary Standard Industrial     (I.R.S. Employer Identification
incorporation or organization)     Classification Code Number)                   No.)
                                                                           JOHN DANE III
         13085 INDUSTRIAL SEAWAY ROAD                          PRESIDENT AND CHIEF EXECUTIVE OFFICER
         GULFPORT, MISSISSIPPI 39503                                 HALTER MARINE GROUP, INC.
                (601) 896-0029                                      13085 INDUSTRIAL SEAWAY ROAD
 (Address, including zip code, and telephone                        GULFPORT, MISSISSIPPI 39503
  number, including area code, of Registrant's                              (601) 896-0029
         principal executive offices)                         (Name, address, including zip code, and
                                                             telephone number, including area code, of
                                                                         agent for service)

                             ---------------------

                                   Copies to:

              KERRY C. L. NORTH                          JACK M. LITTLE
            BAKER & BOTTS, L.L.P.                   THOMPSON & KNIGHT, P.C.
               2001 ROSS AVENUE                 1700 PACIFIC AVENUE, SUITE 3300
             DALLAS, TEXAS 75201                      DALLAS, TEXAS 75201

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 1996


PROSPECTUS
            , 1996

                                3,000,000 SHARES


                                  HALTER LOGO


                                  COMMON STOCK

     All of the shares of Common Stock offered hereby (the "Offering") are being sold by Halter Marine Group, Inc. (the "Company"). Prior to the Offering, the Company has operated as a wholly owned subsidiary of Trinity Industries, Inc. ("Trinity"). Upon completion of the Offering, Trinity will continue to own approximately 83.3% of the outstanding Common Stock (81.3% if the Underwriters exercise their over-allotment option in full). Trinity has announced its intention, subject to satisfaction of certain conditions, to divest itself of its remaining ownership interest in the Company. See "Separation From Trinity."


     Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price of the Common Stock will be between $12.00 and $14.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.



     The shares of Common Stock have been approved for listing on the New York Stock Exchange (the "NYSE"), subject to official notification of issuance.


     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------

                                         PRICE            UNDERWRITING           PROCEEDS
                                        TO THE            DISCOUNTS AND           TO THE
                                        PUBLIC           COMMISSIONS(1)         COMPANY(2)

- ------------------------------------------------------------------------------------------------
Per Share........................           $                   $                    $
Total(3).........................           $                   $                    $
- ------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses payable by the Company estimated at $          .
(3) The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and
    Commissions and Proceeds to the Company will be $          , $          and
    $          , respectively. See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters, and subject to various conditions, including their right to reject any order in whole or in part. It is expected that delivery of share certificates will be made in New York, New York,
on or about             , 1996.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                    DEAN WITTER REYNOLDS INC.
                                       HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                                     INCORPORATED
                                                      MERRILL LYNCH & CO.

                              [HALTER MARINE LOGO]

                                           Halter Marine has built more off-
                                           shore support vessels to service
                                           offshore oil and gas drilling rigs
                                           and production platforms than
                                           any shipbuilder in the United
                                           States. This anchor handling tug
                                           supply boat constructed by the
                                           Company is capable of towing
                                           and positioning offshore drilling
                                           rigs and their anchors as well as
                                           providing supply vessel services.



     [Picture of anchor handling
         tug supply boat]






   [Picture of multi-directional               [Picture of double hull tank
           tractor tug]                               barge and tug]


Halter Marine's construction               Halter Marine has positioned itself
capabilities have kept pace with           to benefit from the expected increase
the expanded role of tug boats in          in offshore tank barge construction
servicing offshore and harbor operations.  and conversion. Demand for double
The above 156-foot multi-directional       hull barges has been created by the
tractor tug constructed by the Company     Oil Pollution Act of 1990. The above
is capable of towing and pushing,          467-foot double hull tank barge and
moving and positioning, tanker escort      tug constructed by the Company
and other support services.                carries a large cargo of petroleum
                                           products.


        IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE, SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and related notes appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus (i) gives effect to the consolidation of the assets and liabilities of the Company Businesses (as defined herein) described under "Separation From Trinity -- Consolidation Transactions" and (ii) assumes that the Underwriters will not exercise their over-allotment option (the "Over-Allotment Option").

                                  THE COMPANY

     The Company is the seventh largest shipbuilder, and the largest builder of small to medium sized ocean-going ships and barges and inland tow boats, in the United States. The Company, which has built more than 2,000 vessels in the past 40 years, specializes in the construction, repair and conversion of a wide variety of vessels for the commercial and governmental markets. The Company's principal products include offshore support vessels, offshore double hull tank barges, offshore tug boats and oil spill recovery vessels for commercial use and oceanographic survey and research ships, high speed patrol boats and ferries for government use.


     The Company has ten shipyards (including one that currently is idle) which are strategically located along the Gulf Coast from Louisiana to Florida. The Company's multiple shipyards employ advanced manufacturing techniques, including modular construction and zone outfitting methods, and provide the Company significant flexibility and efficiency in manufacturing a wide variety of vessels. The Company believes that these factors, together with its large and experienced engineering team and work force, make the Company one of the most versatile and cost-efficient shipbuilders in the United States. The United States, the European Union, Finland, Japan, Korea, Norway and Sweden collectively control over 75% of the market share for worldwide vessel construction.



     As of July 31, 1996, the Company had firm shipbuilding contracts with an aggregate remaining value of approximately $417 million (excluding unexercised options held by customers), covering a total of 115 vessels (including 50 inland hopper barges). Of this contract value, approximately $181 million was attributable to contracts to build ships for the U.S. Navy.


     The Company's strategy is to enhance its position as a leading manufacturer of small to medium sized vessels, to respond to anticipated new shipbuilding construction opportunities and to increase its revenues and profitability. The following are the key elements of the Company's strategy:

    - Wide Variety of Products for Diversified Markets. The Company's shipbuilding versatility is one of its principal competitive strengths, not only reducing its dependence on particular types of products, but also providing engineering and manufacturing benefits across product lines. The Company intends to continue to serve diversified markets, including a balance of commercial and governmental shipbuilding projects. In fiscal 1996, the Company delivered 59 vessels, with commercial and governmental projects accounting for 46.3% and 53.7% of revenues, respectively.

    - New Construction Opportunities. The Company believes that it is well positioned to take advantage of the expected upturn in the market for offshore support vessels to service oil and gas drilling rigs and production platforms and the expected increase in offshore tank barge construction and conversion resulting from the requirements of the Oil Pollution Act of 1990 ("OPA '90").

       - Offshore Support Vessels. The Company has built more offshore support vessels (including supply boats, anchor handling tug supply boats and anchor handling tugs) than any shipbuilder in the United States. As a result of the severe downturn in the oil and gas industry in the mid-1980's, there has been very limited construction of offshore support vessels in the United States since 1985. During the period from 1985 through 1995, the Company built eight new 200-foot or longer offshore support vessels, more than any other U.S. shipbuilder. The Company's offshore support vessel manufacturing activities during this period have enabled it to gain a competitive advantage through experience with recent advances in vessel engineering and construction techniques. The Company expects that substantial orders for new offshore support vessels may be made in the next several years due to the demand for larger vessels to support deep water oil and gas exploration and production activities, as well as the substantial worldwide fleet attrition over the past ten years and the aging of the remaining fleet. The Company currently has eight offshore support vessels under contract, of which six contracts have been entered into since July 1, 1996. The Company also has outstanding options for eight additional vessels, including seven from one customer, and is bidding on a number of substantial potential orders for such vessels.



       - Offshore Double Hull Tank Barges. OPA '90 generally requires certain U.S. and foreign vessels carrying fuel or other hazardous cargos and entering U.S. ports to have double hulls by 2015. OPA '90 establishes a phase-out schedule that began January 1, 1995 for all existing single hull vessels based on the vessel's age and gross tonnage. The Company estimates that OPA '90 will require approximately 66 barges engaged in domestic trade to be retrofitted or replaced by 2005 and another approximately 22 such barges to be retrofitted or replaced by 2010. During the past three years, the Company has built eight large offshore double hull tank barges, more than any other U.S. shipbuilder. The Company currently has three such barges under construction and has an outstanding option from a customer for one additional barge. In addition, the Company is bidding on a number of other substantial barge construction projects.


    - Multiple, Strategically Located Shipyards. The Company's multiple shipyards, which are strategically located along the Gulf Coast, provide it with significant flexibility and efficiency in manufacturing a wide variety of vessels. The Company utilizes certain shipyards with specialized machinery to centrally manufacture various components for its other shipyards, helping to reduce costs and equipment redundancy. The Company has spent approximately $46.5 million in the past five years to acquire, expand and improve its shipyard facilities, which are well maintained.

    - Low Cost Structure. The Company believes it is one of the most cost-efficient shipbuilders in the United States. The Company's shipyards employ many advanced manufacturing techniques including modular construction methods, which the Company was among the first U.S. shipbuilders to use, zone outfitting methods, advanced welding techniques, panel line fabrication, computerized plasma arc metal cutting and automatic sandblasting and painting.


    - Additional Capacity at Existing Facilities. The Company has the ability to significantly increase production at its existing shipyards. As of June 30, 1996, the Company employed 2,597 shipyard workers and estimates that it could employ a maximum of approximately 3,670 workers without significant expansion of its plant facilities. While some of its principal competitors are experiencing a severe shortage of skilled shipyard workers in southern Louisiana (which has also affected one of the Company's shipyards), the Company's other shipyards currently have access to additional shipyard labor in their respective markets along the Gulf Coast. Significant excess capacity is available at the Company's Pascagoula, Mississippi yard, which was acquired in late 1995 and at which production has recently commenced, and its Panama City, Florida yard, which currently is idle.


    - Increased Repair and Conversion Capacity. The Company recently has significantly increased its capacity for repair and conversion work through three acquisitions beginning in late 1994. Depending on demand for such services, the Company may, at some time in the future, relocate a 115 foot wide dry dock from its Gulf Repair shipyard in New Orleans to its Pascagoula yard in order to undertake large repair and conversion projects, such as those for large barges, cargo ships and drilling rigs.

    - Strategic Acquisitions. The Company has grown substantially through nine acquisitions since 1972. Although the Company currently has additional capacity at its existing facilities, the Company expects to consider strategic acquisitions of additional shipyards in the future depending on a variety of factors, including demand for new construction, conversion and repair, the advantages offered by the facilities and the acquisition terms.

                         OFFERING RELATED TRANSACTIONS


     Prior to the Offering, the Company will enter into a new bank credit facility (the "Credit Facility") providing for borrowings of up to $125.0 million. Immediately prior to the consummation of the Offering, the Company will borrow under the Credit Facility to repay (i) a $25.0 million intercompany note to Trinity and (ii) $25.0 million of certain indebtedness of Trinity associated with the Company Businesses and assumed by the Company in connection with the Consolidation Transactions (as defined herein). See "Separation From
Trinity -- Consolidation Transactions" and "Separation From Trinity -- Offering Related Transactions."


                                  THE OFFERING


Common Stock offered....................................  3,000,000 shares
Common Stock to be outstanding after the Offering.......  18,000,000 shares(1)
Use of proceeds.........................................  To repay income taxes payable to
                                                          Trinity and a portion of the
                                                          indebtedness incurred under the
                                                          Credit Facility immediately prior
                                                          to the Offering. See "Use of
                                                          Proceeds" and "Separation From
                                                          Trinity -- Offering Related
                                                          Transactions."
Proposed NYSE symbol....................................  "HLX"


- ---------------


(1) Does not include 1,400,000 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Option and Incentive Plan (the "1996 Stock Option and Incentive Plan"). It is expected that options for an aggregate of 250,000 shares of Common Stock will be granted under the 1996 Stock Option and Incentive Plan on the date of the Offering. In addition, at the time of the proposed Separation (as defined herein), the Company expects to assume certain outstanding stock options exercisable for shares of Trinity Common Stock (as defined herein) granted to Company employees under certain Trinity stock compensation plans and such options will become exercisable for shares of Common Stock. See "Management -- Incentive and Other Employee Benefit Plans" and Note 7 of Notes to Consolidated Financial Statements.


                          PROPOSED SEPARATION FROM TRINITY

     Prior to the Offering, the Company has been a wholly owned subsidiary of Trinity. Upon the consummation of the Offering, Trinity will continue to own approximately 83.3% of the outstanding Common Stock (81.3% if the Underwriters exercise the Over-Allotment Option in full).


     Trinity has announced its intention to divest itself of its remaining ownership interest in the Company (the "Separation"). The timing, form and other terms of the proposed Separation are subject to the approval of the Board of Directors of Trinity (the "Trinity Board"). The proposed Separation could be accomplished by means of either a non-taxable or taxable transaction. The proposed Separation would be subject to various conditions, including the absence of any events or developments that cause the Trinity Board to determine, in its sole discretion, that the Separation is not in the best interests of Trinity or its stockholders. If the proposed Separation is to be accomplished by means of a non-taxable transaction (which could take the form of either an exchange offer or a distribution to Trinity's stockholders), such transaction also will be subject to the receipt of a private letter ruling from the Internal Revenue Service (the "IRS") to the effect that the Separation will qualify as a tax-free transaction for federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). There can be no assurance that the proposed Separation will occur or, if it occurs, as to its form or other terms. See "Risk Factors -- Risk of Noncompletion of the Separation." Prior to the consummation of the Offering, the Company and Trinity will enter into various agreements with respect to ongoing arrangements and relationships between the two companies. See "Separation From Trinity" and "Certain Transactions and Related Arrangements -- Arrangements Between the Company and Trinity."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary consolidated financial data for the Company for the five fiscal years ended March 31, 1996 and for the three months ended June 30, 1995 and 1996 and as of June 30, 1996. See "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this Prospectus.


                                                                                               THREE MONTHS ENDED
                                                        YEAR ENDED MARCH 31,                        JUNE 30,
                                        ----------------------------------------------------   -------------------
                                          1992       1993       1994       1995       1996       1995       1996
                                        --------   --------   --------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Contract revenue earned.............  $219,228   $304,385   $275,310   $250,586   $254,294   $ 72,008   $ 85,981
  Cost of revenue earned..............   206,959    259,819    228,833    207,398    214,559     60,876     74,695
  Gross profit........................    12,269     44,566     46,477     43,188     39,735     11,132     11,286
  Selling, general and administrative
    expenses..........................     8,242     12,363     12,874     13,471     15,911      4,077      4,832
  Operating income....................     4,027     32,203     33,603     29,717     23,824      7,055      6,454
  Interest expense, net...............     5,766      1,937      1,902      3,844      3,268      1,003        896
  Income (loss) before income taxes...    (1,734)    30,290     31,734     25,878     20,567      6,054      5,561
  Provision (benefit) for income
    taxes.............................      (100)    10,704     12,227     10,170      8,102      2,385      2,219
  Net income (loss)(1)................    (1,634)    19,586     19,507     15,708     12,465      3,669      3,342
  Pro forma net income per share(2)...                                              $   0.70              $   0.19
NET CASH PROVIDED (REQUIRED) BY:
  Operating activities................  $ 33,593   $ 51,841   $(28,175)  $ 14,803   $ 23,742   $ 22,010   $(10,381)
  Investing activities................    (8,250)    (8,546)    (3,440)   (10,443)   (15,687)      (404)    (2,042)
  Financing activities................   (25,192)   (43,292)    31,300     (4,057)    (7,907)   (21,581)    12,408
OTHER DATA:
  EBITDA(3)...........................  $  7,635   $ 36,762   $ 38,266   $ 35,136   $ 30,579   $  8,430   $  8,303
  Depreciation and amortization.......     3,603      4,535      4,630      5,414      6,744      1,373      1,846
  Capital expenditures(4).............     2,100      5,064      3,529      6,405      5,568        404      2,623



                                                                                    JUNE 30, 1996
                                                                             ---------------------------
                                                                              ACTUAL      AS ADJUSTED(5)
                                                                             --------     --------------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..........................................................  $ 39,615        $ 56,053
  Total assets.............................................................   157,783         157,783
  Long-term debt(6)........................................................    25,000          31,141
  Stockholder's net investment.............................................    70,085              --
  Stockholders' equity.....................................................        --          80,382


- ---------------

(1) Because the Company was a wholly owned subsidiary of Trinity prior to the Offering, historical earnings per share have been omitted.


(2) Adjusted to give effect to the Consolidation Transactions, the Offering Related Transactions and the Offering. Pro forma net income per share is based on the 18,000,000 shares that will be outstanding immediately after the Offering. Pro forma net income for the year ended March 31, 1996 and the three months ended June 30, 1996 is $12.6 million and $3.4 million, respectively, and reflects a reduction in interest expense, net of tax, resulting from the use of the net proceeds of the Offering to retire outstanding debt at the beginning of the period.



(3) EBITDA (earnings before interest, taxes, depreciation and amortization expense) is presented here not as a measure of operating results, but rather as a measure of the Company's operating performance and ability to service debt since the Credit Facility contains restrictive covenants which are based upon EBITDA. EBITDA should not be construed as an alternative to operating income (determined in accordance with generally accepted accounting principles ("GAAP")) as an indicator of the Company's operating performance or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of liquidity. EBITDA measures presented herein may not be comparable to similarly titled measures of other companies.


(4) Excludes payments for business acquisitions.


(5) Adjusted to give effect to the Consolidation Transactions, the Offering Related Transactions and the Offering. If the Over-Allotment Option is exercised in full, pro forma long-term debt and stockholders' equity would be $25.7 million and $85.8 million, respectively. See "Separation From Trinity -- Consolidation Transactions", "Separation From Trinity -- Offering Related Transactions" and "Use of Proceeds."


(6) Long-term debt represents an intercompany note due to Trinity on an actual basis and borrowings under the Credit Facility on an as adjusted basis. See "Separation From Trinity -- Offering Related Transactions."

                                  RISK FACTORS

     Prospective investors should carefully consider and evaluate the following factors relating to the Company and the Offering, together with the information and financial data set forth elsewhere in this Prospectus, prior to purchasing any shares of Common Stock in the Offering.

LACK OF INDEPENDENT OPERATING HISTORY


     Prior to the consummation of the Offering, the Company has operated as a part of a business segment of Trinity, a large publicly traded company. As a result, the Company has from time to time relied upon Trinity to provide credit and other financial support, including performance guarantees of shipbuilding contracts, to provide assistance in purchasing goods and services from third parties, to provide technological assistance with respect to manufacturing processes, to provide insurance coverage and to make available certain administrative and other services. Following the consummation of the Offering, the Company will not be able to rely on Trinity for such support, services and assistance or be able to benefit from its relationship with Trinity. See
"-- Certain Financial Requirements; Absence of Trinity Financial Support." If the Company is unable to obtain such support, services or assistance on its own or from third parties on terms that it regards as satisfactory, its business, financial condition and results of operations could be adversely affected.


CERTAIN FINANCIAL REQUIREMENTS; ABSENCE OF TRINITY FINANCIAL SUPPORT


     In the past, the Company has relied upon Trinity to provide funding for working capital, capital expenditures and acquisitions. As of June 30, 1996, the aggregate amount of the intercompany indebtedness owed by the Company to Trinity was $71.3 million, consisting of approximately $29.9 million of net current liabilities, approximately $16.4 million of income taxes payable and a $25.0 million intercompany note. As of such date, Trinity also had an aggregate of $25.0 million of outstanding indebtedness to third parties that was associated with the Company Businesses and that will be assumed by the Company in connection with the Consolidation Transactions. The intercompany note and the indebtedness relating to the Company Businesses that is assumed by the Company in connection with the Consolidated Transactions will be repaid immediately prior to the Offering using the proceeds of borrowings under the Credit Facility. The net proceeds of the Offering will be used to repay such income taxes payable to Trinity outstanding as of the consummation of the Offering and a portion of the amounts borrowed under the Credit Facility. The net current liabilities to Trinity outstanding as of the consummation of the Offering are expected to be repaid in the ordinary course of business and in any event no later than 60 days after the consummation of the Offering. It is a condition to the consummation of the Offering that the Credit Facility be in place prior to, and that the Offering Related Transactions (as defined herein) be consummated concurrently with the consummation of, the Offering. See "Separation From Trinity -- Consolidation Transactions", "Separation From Trinity -- Offering Related Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     In addition, a significant portion of the Company's existing contracts for the construction, repair or conversion of vessels require that the Company's performance be guaranteed by Trinity or by a surety company or other third party pursuant to a contract bid or performance bond, letter of credit or similar obligation. As of July 31, 1996, Trinity had guaranteed contract bid and performance obligations of the Company in the aggregate amount of approximately $66.1 million and the Company had outstanding contract bid and performance bonds, letters of credit and similar obligations issued by third parties, with Trinity as the obligor, with an aggregate face amount of approximately $74.9 million. These guarantees, bonds, letters of credit and similar obligations, totalling approximately $141.0 million, will remain in effect after the Offering until the obligations expire, and the Company will be obligated to indemnify Trinity against any liability under such obligations. For the protection of Trinity in the event that Trinity is called upon to satisfy any such obligations, Trinity will be granted security interests in certain assets of the Company which relate to the Company contracts from which such obligations arise and will possess rights to complete performance of any such contract on behalf of the Company in the event of nonperformance by the Company. Such rights and remedies are similar to the rights possessed by surety companies that have issued performance bonds on behalf of the Company. See "Business -- Bonding and Guarantee Requirements" and "Certain Transactions and

Related Arrangements -- Arrangements Between the Company and
Trinity -- Performance Bond and Guarantee Arrangements."



     After the Offering, it is anticipated that Trinity will not provide any further credit or other financial support to the Company. From time to time after the Offering, the Company will need to continue to obtain contract bid and performance bonds, letters of credit and similar obligations in connection with its business. As a result of the discontinuance by Trinity of financial support of the Company, customers may increasingly require such bonding and other arrangements. Although the Company believes that it will be able to obtain bid and contract performance bonds, letters of credit and similar obligations on terms it regards as acceptable, there can be no assurance it will be successful in doing so. In addition, the cost of obtaining such bonds, letters of credit and similar obligations may increase. The inability of the Company to obtain such bonds, letters of credit and similar obligations, or the inability of the Company to obtain such bonds, letters of credit and similar obligations on terms (including cost) that are as favorable as those historically obtained by the Company, could have a material adverse effect on the Company's business, financial condition and results of operations. Under the terms of the Credit Facility, the Company will be entitled, subject to certain conditions, to borrow up to $125.0 million on a revolving basis, with a $50.0 million sublimit for letters of credit. In general, whether the Company's capital resources after the Offering, including available borrowings under the Credit Facility, will be sufficient to satisfy its future working capital, capital expenditure and other requirements will depend on numerous factors, including general economic and other conditions, shipbuilding industry conditions and the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


BENEFITS TO TRINITY IN CONNECTION WITH THE OFFERING


     Immediately prior to the consummation of the Offering, the Company will borrow under the Credit Facility to repay a $25.0 million intercompany note to Trinity and $25.0 million of indebtedness of Trinity relating to the Company Businesses that is assumed by the Company in connection with the Consolidation Transactions. A portion of the net proceeds of the Offering will be used to repay income taxes payable to Trinity outstanding as of the consummation of the Offering. Such income taxes payable totalled approximately $16.4 million as of June 30, 1996. The net current liabilities to Trinity outstanding as of the consummation of the Offering will be repaid in the ordinary course of business and in any event no later than 60 days after the consummation of the Offering. Such net current liabilities totalled approximately $29.9 million as of June 30, 1996. See "Separation From Trinity -- Consolidation Transactions", "Separation From Trinity -- Offering Related Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     Prior to the consummation of the Offering, the Company and Trinity will enter into a Separation Agreement (the "Separation Agreement"), pursuant to which, among other things, the Company and Trinity will indemnify each other against certain liabilities specified therein. The Company and Trinity will also enter into a Tax Sharing and Tax Benefit Reimbursement Agreement (the "Tax Allocation Agreement"), pursuant to which the Company and Trinity will agree upon the allocation of certain tax liabilities and related matters.



     The terms of the Consolidation Transactions, the Offering Related Transactions and such intercompany agreements were negotiated between affiliated parties and do not reflect arms'-length dealings. See "Certain Transactions and Related Arrangements."


DEPENDENCE ON U.S. NAVY CONTRACTS

     Revenues derived from the construction of U.S. Navy vessels accounted for approximately 30.2%, 38.8%, and 47.3% of the Company's revenues in fiscal 1994, 1995 and 1996, respectively. There can be no assurance that the Company will be successful in obtaining new U.S. Navy contracts, all of which are subject to strict competitive bidding requirements. Although the U.S. Navy has options to purchase 14 additional vessels from the Company under two of the U.S. Navy's shipbuilding programs, the U.S. Navy is not required to exercise any such options. Any future purchases of vessels by the U.S. Navy are subject to the uncertainties inherent in the U.S. government's budgeting and appropriations processes, which are affected by political events over which the Company has no control.

     With the end of the Cold War and the pressure of domestic budget constraints, overall U.S. Navy spending for new vessel construction has declined significantly since 1991 (from 88 vessels in 1990 to 46 in 1995). U.S. Navy shipbuilding is expected to continue to decline during the remainder of the decade. Although the Company believes that the small to medium sized U.S. Navy vessels for which it competes are less likely to be cut back and, in some cases, do not require specific Congressional appropriations, the Company generally expects revenues and gross profit attributable to its current and any future U.S. Navy contracts to decline over the next several years. Such decreases, if not offset by increased revenues and profit from contracts with other customers, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Principal
Products -- Governmental Vessels."

CONTROL BY TRINITY PENDING THE PROPOSED SEPARATION; POTENTIAL CONFLICTS OF INTEREST

     After the consummation of the Offering and prior to the proposed Separation, Trinity will continue to own approximately 83.3% of the outstanding shares of Common Stock (81.3% if the Underwriters exercise the Over-Allotment Option in full). Prior to the proposed Separation, Trinity will be able to elect all members of the Board of Directors of the Company (the "Company Board") and determine the outcome of corporate actions requiring stockholder approval. Furthermore, through its ability to elect the members of the Company Board, Trinity will be able to control all matters affecting the business and operations of the Company. See "Principal Stockholder."


     Conflicts of interest may arise in the future between the Company and Trinity in a number of areas relating to their past and ongoing relationships. For example, conflicts of interest may arise with respect to the acquisition or disposition of assets, the issuance of shares of capital stock or other securities, the incurrence of indebtedness and the payment of dividends. The Company also may from time to time enter into negotiations with Trinity regarding the construction by the Company of inland barges for Trinity or its customers. The construction of such inland barges generally constitutes a Trinity Business (as defined in "Certain Transactions and Related
Arrangements -- Arrangements Between the Company and Trinity") which the Company is precluded from entering for four years after the consummation of the Offering. See "Certain Transactions and Related Arrangements -- Arrangements Between the Company and Trinity -- Inland Barge Arrangements." In addition, because of the possibility that Trinity will accomplish the proposed Separation by means of a non-taxable transaction and in view of the U.S. Federal income tax requirement that Trinity own and exchange or distribute 80% or more of the outstanding voting securities of the Company in order for the proposed Separation to be tax-free to Trinity and its stockholders, the Separation Agreement restricts the Company from issuing a significant amount of additional Common Stock (whether pursuant to an equity financing, acquisition or otherwise) until the earlier of the Separation Date (as defined herein) or a decision by the Trinity Board to accomplish the Separation by means of a taxable transaction. Conflicts of interest may also arise in connection with certain agreements to be entered into between the Company and Trinity with respect to ongoing arrangements and relationships between the two companies. These agreements include (i) the Separation Agreement, which sets forth the terms governing various arrangements between the parties in connection with the Offering and the proposed Separation, (ii) the Tax Allocation Agreement, which relates to the allocation of federal, state and local income tax liabilities and related matters, (iii) a Trademark License Agreement (the "Trademark License Agreement") relating to the grant by Trinity to the Company of a long-term license to continue to use the trademark "Trinity Yachts" in its business and
(iv) a limited term arrangement to produce inland hopper barges for Trinity. See "Certain Transactions and Related Arrangements -- Arrangements Between the Company and Trinity."


RISK OF NONCOMPLETION OF THE SEPARATION


     Although Trinity has announced its intention to divest itself of its remaining ownership interest in the Company, the timing, form and other terms of the proposed Separation are subject to the approval of the Trinity Board. The proposed Separation will be subject to various conditions, including the absence of any events or developments that cause the Trinity Board to determine, in its sole discretion, that the proposed

Separation is not in the best interests of Trinity or its stockholders. In addition, if the proposed Separation is to be accomplished by means of a non-taxable transaction, such transaction also will be subject to the receipt of a private letter ruling from the IRS to the effect that the Separation will qualify as a tax-free transaction for federal income tax purposes under Section 355 of the Code. Trinity has informed the Company that, if the Trinity Board determines to effect the proposed Separation by means of a non-taxable transaction, it intends to apply for such a ruling as to the tax-free status of the Separation, although there can be no assurance that such a ruling will be obtained. There can be no assurance that the proposed Separation will occur or, if it occurs, as to its form or other terms. If the proposed Separation does not occur, Trinity will continue to control the Company and the business purposes of the Separation will not be achieved in the manner currently contemplated by Trinity and the Company, if at all. See "Separation From Trinity."

DEPENDENCE ON MANAGEMENT


     The Company believes that its success to date is attributable to, and its future performance will depend to a significant extent upon, the efforts and abilities of John Dane III, the Company's President and Chief Executive Officer and its other current executive officers. The Company does not have employment agreements with any of its executive officers. However, John Dane III is entering into a noncompetition agreement with the Company in connection with the Offering. See "Management -- Noncompetition Agreements." The loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company. See "Management."


HIGHLY COMPETITIVE INDUSTRY

     The shipbuilding industry is a highly competitive industry. In general, during the 1990's, the U.S. shipbuilding industry has been characterized by substantial excess capacity because of the significant decline in U.S. Navy shipbuilding spending and the difficulties experienced by U.S. shipbuilders in competing successfully for international commercial projects against foreign shipyards, many of which are heavily subsidized by their governments. As a result of these factors, competition by U.S. shipbuilders for domestic commercial projects has increased significantly. Such increased competition has resulted in substantial pressure on pricing and profit margins.

     Contracts for the construction of vessels are usually awarded on a competitive bid basis. Although the Company believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is currently a primary factor in determining which qualified shipbuilder is awarded a contract.

     Private U.S. shipbuilders generally fall into two categories: (i) the six largest shipbuilders capable of building large scale vessels for the U.S. Navy and (ii) other shipyards that build small to medium sized vessels for governmental and commercial markets. Each of the six largest shipbuilders is substantially larger than the Company. The Company does not compete for U.S. Navy large vessel construction projects. The Company competes for U.S. government shipbuilding contracts on small to medium sized vessels principally with approximately six to 12 U.S. shipbuilders, which may include one or more of the six largest shipbuilders. The Company competes for domestic commercial shipbuilding contracts principally with approximately ten to 15 U.S. shipbuilders. The number and identity of competitors on particular projects vary greatly, depending on the type of vessel and size of project. See
"Business -- Competition."

     Pursuant to the provisions of the Separation Agreement, the Company will be prohibited, for four years after the consummation of the Offering, from engaging in the Trinity Businesses, which include the construction and repair of inland hopper barges and inland tank barges. Because the Company Businesses (as defined in "Certain Transactions and Related Arrangements -- Arrangements Between the Company and Trinity") do not include the construction and repair of inland hopper barges and inland tank barges, the Company's historical results of operations do not include any revenues from the construction or repair of inland hopper barges and include only the following revenues from the construction or repair of inland tank barges: $7.6 million, $13.3 million and $26.2 million for fiscal years 1994, 1995 and 1996, respectively. The Company's gross profit
(loss) from such activities was ($0.6) million, ($0.9) million and $3.1 million for fiscal years 1994, 1995 and 1996, respectively. See "Certain Transactions and Related Arrangements -- Arrangements Between the Company and
Trinity -- Separation Agreement -- Non-Competition Covenants."


RISKS ASSOCIATED WITH CONTRACTUAL PRICING IN THE SHIPBUILDING INDUSTRY

     Because of the nature of the shipbuilding industry, all of the Company's commercial contracts and a substantial majority of the Company's government contracts are currently performed on a fixed-priced basis. The Company attempts to cover anticipated increased costs of labor and materials through an estimation of such costs, which is reflected in the original price. Despite these attempts, however, the revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of changes in job conditions and variations in labor and equipment productivity over the term of the contract. These variations and the risks generally inherent in the shipbuilding industry may result in gross profits realized by the Company being different from those originally estimated and may result in the Company experiencing reduced profitability or losses on projects. Depending on the size of the project, these variations from estimated contract performance could have a significant effect on the Company's operating results for any particular fiscal quarter or year.

     In addition, the Company's contract revenues are recognized on a percentage of completion basis. Accordingly, contract price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percentage of completion are reflected in income in the period when such estimates are revised. To the extent that these adjustments result in a loss or a reduction or elimination of previously reported profits with respect to a project, the Company would recognize a charge against current earnings, which could be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

LEGISLATIVE PROPOSALS TO RESCIND PROVISIONS OF JONES ACT


     Pursuant to the requirements of the Merchant Marine Act of 1920 (the "Jones Act"), all vessels transporting products between U.S. ports must be constructed in U.S. shipyards, owned and crewed by U.S. citizens and registered under U.S. law. Many customers elect to have vessels constructed at U.S. shipyards, even if such vessels are intended for international use, in order to maintain flexibility to use such vessels in the U.S. coastwise trade in the future. The Company believes that substantially all of its revenues from U.S. commercial contracts (which represented 40.9% of the Company's total revenues for fiscal
1996) result from the sale of vessels capable of being used for U.S. coastwise trade. In 1996, proposed legislation was introduced in Congress to substantially modify the provisions of the Jones Act mandating the use of ships constructed in the United States for U.S. coastwise trade. Similar bills seeking to rescind or substantially modify the Jones Act and eliminate or adversely affect the competitive advantages it affords to U.S. shipbuilders have been introduced in Congress from time to time and are expected to be introduced in the future. Although management believes it is unlikely that the Jones Act requirements will be rescinded or materially modified in the foreseeable future, there can be no assurance that this will not occur. Many foreign shipyards are heavily subsidized by their governments and, as a result, there can be no assurance that the Company would be able to effectively compete with such shipyards if they were permitted to construct vessels for use in the U.S. coastwise trade. The repeal of the Jones Act or any amendment of the Jones Act that would eliminate or adversely affect the competitive advantages provided to U.S. shipbuilders could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Regulation -- Jones Act" and "Business -- Regulation -- Title XI Loan Guarantee Amendments and OECD."


SHORTAGE OF TRAINED SHIPYARD WORKERS

     Shipyards located in certain portions of Louisiana, including the Company's Lockport, Louisiana facility, are experiencing severe shortages of skilled shipyard labor as a result of recent labor demands brought about by increases in offshore drilling activities, the construction of offshore rig platforms and crewing of offshore vessels. This labor shortage has resulted in increased costs of labor, and limitations on production capacity, for shipyards in such portions of southern Louisiana. However, of the Company's ten shipyards, only its Lockport shipyard is located within the affected areas of southern Louisiana. Accordingly, the labor shortage has not impacted the Company to the same degree that it has affected many of the Company's competitors. The areas in which the Company's other shipyards are located are not currently experiencing any such labor shortages, although no assurances can be given regarding whether shortages will be experienced at other shipyards in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and
"Business -- Operations."

DEPENDENCE OF OFFSHORE SUPPORT VESSEL MARKET ON OFFSHORE EXPLORATION ACTIVITY


     Offshore support vessels have accounted for a significant portion of the Company's production in the past, and are expected to again in the future. Customer demand for offshore support vessels is dependent on, among other things, the levels of activity in offshore oil and gas exploration, development and production, particularly in the Gulf of Mexico where many of the offshore support vessels manufactured by the Company have been put into service. The level of activity in offshore oil and gas exploration, development and production is affected by such factors as prevailing oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of available offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, technological advances and the ability of oil and gas companies to generate or otherwise obtain funds for capital expenditures. Although the Company believes there will be an increase in demand for offshore support vessels, the Company cannot predict future levels of activity in offshore oil and gas exploration, development and production.


UNCERTAINTY REGARDING CONSTRUCTION STANDARDS FOR OFFSHORE SUPPORT VESSELS

     As currently in force, OPA '90 generally requires certain U.S. and foreign vessels carrying fuel or other hazardous cargos and entering U.S. ports to have double hulls by 2015. OPA '90, which establishes a phase-out schedule that began January 1, 1995 for all existing single hull vessels based on the vessel's age and gross tonnage, applies to oil and gas industry supply vessels over 500 gross tons operated in U.S. waters. All offshore support vessels presently in operation in U.S. waters either are less than 500 gross tons or have received a Congressional waiver exempting such vessels from the OPA '90 double hull requirements. However, as offshore oil and gas exploration and production enter deeper waters, the Company anticipates that it will be necessary to construct a significant number of new offshore support vessels in excess of 500 gross tons to support such exploration and production activities. Proposed legislation is pending in Congress which would impose, in lieu of the OPA '90 double hull requirements, certain less onerous standards for the construction of these new offshore support vessels (the "New Offshore Support Vessel Legislation"). Although management believes that the New Offshore Support Vessel Legislation is likely to be enacted in its current form, there can be no assurance as to when the New Offshore Support Vessel Legislation will be enacted or that such legislation, if enacted, will not differ materially from its current form. Management believes that the current uncertainty regarding construction standards has caused certain operators to postpone placing new orders for offshore support vessels in excess of 500 gross tons. See
"Business -- Regulation -- OPA '90."

IMPACT OF ENVIRONMENTAL LAWS

     The Company is subject to extensive and changing federal, state and local laws (including common law) and regulations designed to protect the environment ("Environmental Laws"). The Company from time to time is involved in administrative and other proceedings under Environmental Laws involving its operations and facilities. Environmental Laws could impose liability for remediation costs or result in civil or criminal penalties in cases of non-compliance. Compliance with Environmental Laws increases the Company's costs of doing business. Additionally, Environmental Laws have been subject to frequent change; therefore, the Company is unable to predict the future costs or other future impact of Environmental Laws on its operations. There can be no assurance that the Company will not incur material liability related to the Company's operations and properties under Environmental Laws. See
"Business -- Regulation -- Environmental Regulation."

POSSIBILITY OF SUBSTANTIAL SALES OF COMMON STOCK

     In general, if Trinity completes the proposed Separation by any means other than a private sale to a third party, substantially all of the 15,000,000 shares of Common Stock currently held by Trinity will be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Common Stock will be sold in the open market in anticipation of, or following, the proposed Separation. Any sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, whether as a result of the proposed Separation or otherwise, could have a material adverse effect on the market price of the Common Stock. Trinity has agreed that, except in connection with the proposed Separation, it will not offer or sell any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Shares Eligible for Future Sale" and "Underwriting."

CERTAIN ANTI-TAKEOVER EFFECTS


     The Restated Certificate of Incorporation of the Company (the "Certificate"), the By-Laws of the Company (the "By-Laws"), the Rights (as defined herein) and applicable provisions of the Delaware General Corporation Law (the "DGCL"), contain various provisions that may hinder, delay or prevent the acquisition of control of the Company without the approval of the Company Board. Certain provisions of the Certificate and the By-Laws, among other things, will (i) authorize the issuance of "blank check" preferred stock, (ii) divide the Company Board into three classes, the members of which (after an initial transition period) will serve for three-year terms, (iii) establish advance notice requirements for director nominations and stockholder proposals to be considered at annual meetings and (iv) prohibit stockholder action by written consent. In addition, the Company has entered into a Rights Agreement (as defined herein), pursuant to which each share of Common Stock has attached one Right which will initially trade together with such share. The Rights would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved in advance by the Company Board. The provisions pertaining to a classified board and to the prohibition of stockholder action by written consent referred to above will not become effective until the consummation of the proposed Separation. Furthermore, the provisions establishing the advance notice requirements for director nominations and stockholder proposals to be considered at annual meetings do not apply to Trinity and its affiliates prior to the Separation Date. In addition, Section 203 of the DGCL imposes certain restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the Common Stock (other than Trinity). See "Description of Capital Stock -- Anti-takeover Provisions of the Certificate and By-Laws," "Description of Capital
Stock -- Stockholder Rights Plan" and "Description of Capital Stock -- Delaware Business Combination Statute."


DIVIDEND POLICY


     The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. In addition, the Company anticipates that the Credit Facility will restrict the payment of dividends. See "Dividend Policy."


IMMEDIATE AND SUBSTANTIAL DILUTION TO INVESTORS


     Investors purchasing shares of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value of approximately $8.53 per share of Common Stock. See "Dilution."


ABSENCE OF A PRIOR PUBLIC MARKET FOR THE COMMON STOCK


     Prior to the Offering, there has been no public market for the Common Stock. Although the shares of Common Stock have been approved for listing on the NYSE, subject to official notification of issuance, there can be no assurance that an active public market for the Common Stock will develop or be sustained or that the price at which the Common Stock will trade after the Offering will not be lower than the initial public offering price. The initial public offering price of the Common Stock in the Offering will be determined through negotiations between the Company and the managing Underwriters. See "Underwriting." Market prices for the Common Stock following the Offering will be influenced by a number of factors, including the depth and liquidity of the market for the Common Stock, investor perceptions of the Company and general economic and other conditions.

                                  THE COMPANY

     The Company is the seventh largest shipbuilder, and the largest builder of small to medium sized ocean-going ships and barges and inland tow boats, in the United States. The Company, which has built more than 2,000 vessels in the past 40 years, specializes in the construction, repair and conversion of a wide variety of vessels for the commercial and governmental markets. The Company's principal products include offshore support vessels, offshore double hull tank barges, offshore tug boats and oil spill recovery vessels for commercial use and oceanographic survey and research ships, high speed patrol boats and ferries for government use.

     The Company has ten shipyards (including one that currently is idle) which are strategically located along the Gulf Coast from Louisiana to Florida. The Company's multiple shipyards employ advanced manufacturing techniques, including modular construction and zone outfitting methods, and provide the Company significant flexibility and efficiency in manufacturing a wide variety of vessels. The Company believes that these factors, together with its large and experienced engineering team and work force, make the Company one of the most versatile and cost-efficient shipbuilders in the United States.

     Prior to the consummation of the Offering, the Company has operated as a part of a business segment of Trinity, whose common stock is traded on the NYSE.

     The principal offices of the Company are located at 13085 Industrial Seaway Road, Gulfport, Mississippi 39503, and its telephone number at such offices is
(601) 896-0029.

                            SEPARATION FROM TRINITY

BACKGROUND


     Trinity entered the business of constructing and repairing ocean-going vessels in 1972 when it acquired the Equitable New Orleans shipyard. Since 1972, Trinity has acquired 20 additional shipyards. The acquisition by Trinity of the marine facilities and the decision to diversify into the marine products line of business was a strategic undertaking to use similar metal fabrication skills and techniques, purchasing power and general management abilities to serve a broader customer base. The Company Businesses include the ownership and operation of ten shipyards (including Equitable and one shipyard that currently is idle) formerly owned by Trinity.



     Trinity is a leading manufacturer of a variety of products with manufacturing and fabrication operations in six business segments: railcars, marine products, construction products, pressure and nonpressure containers, metal components and leasing. Trinity believes that the creation of a separate public market for the equity of the Company will allow the financial markets to evaluate more effectively the respective values of Trinity's remaining manufacturing and fabrication businesses and the Company's shipbuilding business. Trinity also believes that the Separation should enhance the ability of Trinity and the Company to maximize the value of their respective operations for the benefit of their respective stockholders by permitting each company (i) to focus its managerial and financial resources on the growth of its businesses and (ii) to implement more focused incentive compensation programs designed to better attract, retain and motivate its employees by offering economic rewards that are tied more directly to the results of such employees' efforts. The Company Businesses and the Trinity Businesses require substantially different management focuses. While the Trinity Businesses generally involve the production of standardized products, the Company Businesses generally involve the production of a more limited number of products that are engineered on an individual basis to meet the needs of particular customers. The Company Businesses and the Trinity Businesses also generally involve different customers and financing arrangements, and, unlike customer contracts in the Trinity Businesses, customer contracts in the Company Businesses typically are long-term contracts involving progress billing.


CONSOLIDATION TRANSACTIONS

     Halter Marine Group, Inc. is a Delaware corporation incorporated on June 24, 1996. Prior to or concurrently with the Offering, the Company will consummate the Consolidation Transactions. These transactions (the "Consolidation Transactions") include: (i) the transfer to the Company of the stock of each subsidiary of Trinity that has assets and liabilities related to the Company Businesses, (ii) the transfer to subsidiaries of the Company of certain assets and liabilities of Trinity related to the Company Businesses and (iii) the assumption by the Company of $25.0 million of indebtedness of Trinity associated with the Company Businesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions and Related Arrangements -- Consolidation Transactions."


     For purposes of this Prospectus, unless the context otherwise requires, the term "Company" gives effect to the Consolidation Transactions and includes Halter Marine Group, Inc. and its subsidiaries and predecessors.

OFFERING RELATED TRANSACTIONS


     Prior to or concurrently with the consummation of the Offering, the Company will engage in certain other transactions (the "Offering Related Transactions"). The Offering Related Transactions include (i) the entering into by the Company of the new $125.0 million Credit Facility and (ii) the borrowing by the Company under the Credit Facility to repay (x) a $25.0 million intercompany note to Trinity and (y) $25.0 million of certain indebtedness of Trinity associated with the Company Businesses and assumed by the Company in connection with the Consolidation Transactions. See "Risk Factors -- Benefits to Trinity in Connection with the Offering," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions and Related Arrangements -- Offering Related Transactions."


THE OFFERING


     The Company is offering an aggregate of 3,000,000 shares of Common Stock for sale to the public pursuant to this Prospectus. Upon consummation of the Offering, Trinity will own approximately 83.3% of the outstanding shares of Common Stock (81.3% if the Underwriters exercise the Over-Allotment Option in full).


THE PROPOSED SEPARATION


     Trinity has announced its intention to divest itself of its remaining ownership interest in the Company by means of the Separation. The timing, form and other terms of the proposed Separation are subject to the approval of the Trinity Board. The Separation will be subject to the fulfillment, or waiver by the Trinity Board, of certain conditions, including (i) all material governmental consents, approvals or authorizations necessary to consummate the Separation shall have been obtained and shall remain in full force and effect;
(ii) no order, injunction or decree issued by any court or governmental agency or body of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation shall be in effect, and no other event shall have occurred or failed to occur, that prevents the consummation of the Separation; and (iii) no other events or developments shall have occurred that cause the Trinity Board to determine, in its sole discretion, that the Separation is not in the best interests of Trinity or its stockholders.



     The proposed Separation could be accomplished by means of either a non-taxable or taxable transaction. If the proposed Separation is to be accomplished by means of a non-taxable transaction (which could take the form of either an exchange offer or distribution to Trinity's stockholders), such transaction also will be subject to receipt of a private letter ruling from the IRS to the effect that the proposed Separation will qualify as a tax-free transaction for federal income tax purposes under Section 355 of the Code and the Consolidation Transactions will not result in the recognition of any gain or loss for federal income tax purposes by Trinity, the Company or their respective stockholders, and such ruling shall be in form and substance satisfactory to Trinity, in its sole discretion, and shall remain in full force and effect. The Trinity Board will have the sole discretion to determine the date of consummation of the proposed Separation (the "Separation Date"). At the present time, Trinity has not determined what action it would take if it does not obtain a favorable ruling from the IRS as to a proposed Separation involving a non-taxable transaction. In such event, the alternatives that would be available to Trinity would include completing the proposed Separation based upon an opinion of counsel as to the tax-free nature of the transaction, completing the Separation as a taxable transaction or not completing the Separation at all.


     There can be no assurance that the proposed Separation will occur or, if it occurs, as to its form or other terms. See "Risk Factors -- Risk of Noncompletion of the Separation."


ARRANGEMENTS BETWEEN THE COMPANY AND TRINITY


     Prior to the consummation of the Offering, the Company and Trinity will enter into various agreements with respect to ongoing arrangements and relationships between the two companies, including the Separation Agreement, the Tax Allocation Agreement and the Trademark License Agreement. The Company also will build inland hopper barges and may build inland tank barges under a limited arrangement with Trinity. See "Certain Transactions and Related
Arrangements -- Arrangements Between the Company and Trinity."


                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of shares of Common Stock in the Offering, after deducting underwriting discounts and commissions and the estimated expenses of the Offering (assuming an initial public offering price of $13.00 per share, the mid-point of the price range set forth on the cover page of this Prospectus), are expected to be approximately $35.3 million ($40.7 million if the Underwriters exercise the Over-Allotment Option in full).



     The Company intends to use the net proceeds of the Offering to repay income taxes payable to Trinity outstanding as of the consummation of the Offering, and the balance will be used to reduce indebtedness incurred under the Credit Facility immediately prior to the Offering. The income taxes payable to Trinity totalled approximately $16.4 million as of June 30, 1996. The borrowings under the Credit Facility will be used to repay an intercompany note to Trinity and indebtedness assumed by the Company in connection with the Consolidation Transactions. See "Separation From Trinity -- Consolidation Transactions," "Separation From Trinity -- Offering Related Transactions," "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources," "Certain Transactions and Related Arrangements -- Offering Related Transactions" and "Certain Transactions and Related Arrangements -- Arrangements Between the Company and Trinity."


                                DIVIDEND POLICY


     The Company expects that it will retain all available earnings generated by its operations for the development and growth of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any future determination as to dividend policy will be made at the discretion of the Company Board and will depend on a number of factors, including future earnings, capital requirements, financial condition and business prospects of the Company and such other factors as the Company Board may deem relevant. In addition, it is anticipated that the Credit Facility will restrict the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                    DILUTION


     As of June 30, 1996, the net tangible book value attributable to the Common Stock was $70.1 million, or $4.67 per share (based on 15,000,000 shares of Common Stock). Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the Consolidation Transactions, the Offering Related Transactions, the Offering and the application of the estimated net proceeds therefrom, the pro forma net tangible book value attributable to the Common Stock as of June 30, 1996 would have been $80.4 million, or $4.47 per share. This represents an immediate dilution in net tangible book value of $8.53 per share to investors purchasing shares of Common Stock in the Offering. The following table illustrates the dilution to investors purchasing shares of Common Stock in the Offering:



Assumed initial public offering price per share..............................           $13.00(1)
  Net tangible book value per share at June 30, 1996.........................  $ 4.67
  Decrease in net tangible book value per share attributable to the
     Consolidation Transactions..............................................   (1.67)
  Increase in net tangible book value per share attributable to new
     investors...............................................................    1.47
                                                                               ------
Pro forma net tangible book value per share after the Offering...............             4.47
                                                                                        ------
Dilution in net tangible book value per share to new investors...............           $ 8.53
                                                                                        ======


- ---------------


(1) Represents the mid-point of the price range for the Common Stock set forth on the cover page of this Prospectus.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of June 30, 1996 (i) on an historical basis, (ii) as adjusted to give effect to the Consolidation Transactions and the Offering Related Transactions and (iii) as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom (assuming an initial public offering price of $13.00 per share, the mid-point of the price range set forth on the cover page of this Prospectus). This table should be read in conjunction with "Separation From Trinity -- Consolidation Transactions," "Separation From Trinity -- Offering Related Transactions," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this Prospectus.



                                                                    JUNE 30, 1996
                                                      ------------------------------------------
                                                                 AS ADJUSTED FOR
                                                                  CONSOLIDATION
                                                                 TRANSACTIONS AND
                                                                 OFFERING RELATED   AS ADJUSTED
                                                      ACTUAL       TRANSACTIONS     FOR OFFERING
                                                      -------    ----------------   ------------
                                                                    (IN THOUSANDS)
Long-Term Debt:
  Due to an affiliate(1)............................. $25,000        $     --         $     --
  Credit Facility....................................      --          50,000           31,141
                                                      -------         -------         --------
          Total long-term debt.......................  25,000          50,000           31,141
                                                      -------         -------         --------
Stockholder's Equity(2):
  Stockholder's net investment.......................  70,085              --               --
  Common stock, par value $0.01 per share; 50,000
     shares authorized; zero shares, 15,000 shares
     and 18,000 shares issued and outstanding,
     respectively(3).................................      --             150              180
  Additional paid-in capital.........................      --          44,935           80,202
                                                      -------         -------         --------
          Total stockholder's equity.................  70,085          45,085           80,382
                                                      -------         -------         --------
          Total capitalization....................... $95,085        $ 95,085         $111,523
                                                      =======         =======         ========


- ---------------

(1) Excludes (i) $29.9 million of indebtedness to Trinity which is classified as a current liability and expected to be repaid to Trinity, in the ordinary course of business, and in any event no later than 60 days after the consummation of the Offering, as the Company replaces such liabilities with its own direct trade payables and (ii) $16.4 million of income taxes payable to Trinity that will be paid from a portion of the net proceeds of the Offering.


(2) The Company Board has authorized the creation of a series of Preferred Stock of the Company designated as "Series A Junior Participating Preferred Stock." An aggregate of 500,000 shares of Preferred Stock have been reserved for issuance as such series of Preferred Stock. No shares of Preferred Stock are issued and outstanding. See "Description of Capital Stock -- Preferred Stock."



(3) Does not include 1,400,000 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Option and Incentive Plan. It is expected that options for an aggregate of 250,000 shares will be granted under such plan on the date of the Offering. See "Management -- Incentive and Other Employee Benefit Plans -- 1996 Stock Option and Incentive Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth selected consolidated financial data for the Company as of the dates and for the periods indicated. The selected consolidated income statement data for the fiscal years ended March 31, 1994, 1995 and 1996 and the selected consolidated balance sheet data as of March 31, 1995 and 1996 have been derived from the audited consolidated financial statements of the Company. The selected consolidated income statement data for the fiscal years ended March 31, 1992 and 1993 and for the three months ended June 30, 1995 and 1996, and the selected consolidated balance sheet data as of March 31, 1992, 1993 and 1994 and as of June 30, 1996 have been derived from unaudited financial information of the Company but in the opinion of management includes all adjustments necessary for a fair presentation of the financial information. The results of operations for the three months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the full year. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this Prospectus.



                                                                                                        THREE MONTHS ENDED JUNE
                                                              YEAR ENDED MARCH 31,                                30,
                                            --------------------------------------------------------    -----------------------
                                              1992        1993        1994        1995        1996        1995         1996
                                            --------    --------    --------    --------    --------    --------    -----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Contract revenue earned.................  $219,228    $304,385    $275,310    $250,586    $254,294    $ 72,008     $  85,981
  Cost of revenue earned..................   206,959     259,819     228,833     207,398     214,559      60,876        74,695
                                            --------    --------    --------    --------    --------     -------      --------
  Gross profit............................    12,269      44,566      46,477      43,188      39,735      11,132        11,286
  Selling, general and administrative
    expenses..............................     8,242      12,363      12,874      13,471      15,911       4,077         4,832
                                            --------    --------    --------    --------    --------     -------      --------
  Operating income........................     4,027      32,203      33,603      29,717      23,824       7,055         6,454
  Interest expense, net...................     5,766       1,937       1,902       3,844       3,268       1,003           896
  Other, net..............................        (5)        (24)        (33)         (5)        (11)         (2)           (3)
                                            --------    --------    --------    --------    --------     -------      --------
  Income (loss) before income taxes.......    (1,734)     30,290      31,734      25,878      20,567       6,054         5,561
  Provision (benefit) for income taxes....      (100)     10,704      12,227      10,170       8,102       2,385         2,219
                                            --------    --------    --------    --------    --------     -------      --------
  Net income (loss)(1)....................  $ (1,634)   $ 19,586    $ 19,507    $ 15,708    $ 12,465    $  3,669     $   3,342
                                            ========    ========    ========    ========    ========     =======      ========
  Pro forma net income per share(2).......                                                  $   0.70                 $    0.19
NET CASH PROVIDED (REQUIRED) BY:
  Operating activities....................  $ 33,593    $ 51,841    $(28,175)   $ 14,803    $ 23,742    $ 22,010     $ (10,381)
  Investing activities....................    (8,250)     (8,546)     (3,440)    (10,443)    (15,687)       (404)       (2,042)
  Financing activities....................   (25,192)    (43,292)     31,300      (4,057)     (7,907)    (21,581)       12,408
OTHER DATA:
  EBITDA(3)...............................  $  7,635    $ 36,762    $ 38,266    $ 35,136    $ 30,579    $  8,430     $   8,303
  Depreciation and amortization...........     3,603       4,535       4,630       5,414       6,744       1,373         1,846
  Capital expenditures(4).................     2,100       5,064       3,529       6,405       5,568         404         2,623



                                                                          MARCH 31,
                                                 ------------------------------------------------------------     JUNE 30,
                                                   1992         1993         1994         1995         1996         1996
                                                 --------     --------     --------     --------     --------     --------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit)....................  $ (4,761)    $  8,972     $ 31,296     $ 40,855     $ 36,601     $ 39,615
  Total assets.................................   109,448       94,056      120,784      124,271      141,374      157,783
  Long-term debt(5)............................    25,000       25,000       25,000       25,000       25,000       25,000
  Stockholder's net investment (deficit).......      (523)      19,063       38,570       54,278       66,743       70,085


- ---------------

(1) Because the Company was a wholly owned subsidiary of Trinity prior to the Offering, historical earnings per share have been omitted.


(2) Adjusted to give effect to the Consolidation Transactions, the Offering Related Transactions and the Offering. Pro forma net income per share is based on the 18,000,000 shares that will be outstanding immediately after the Offering. Pro forma net income for the year ended March 31, 1996 and the three months ended June 30, 1996 is $12.6 million and $3.4 million, respectively, and reflects a reduction in interest expense, net of tax, resulting from the use of the net proceeds of the Offering to retire outstanding debt at the beginning of the period.



(3) EBITDA (earnings before interest, taxes, depreciation and amortization expense) is presented here not as a measure of operating results, but rather as a measure of the Company's operating performance and ability to service debt since the Credit Facility contains restrictive covenants which are based upon EBITDA. EBITDA should not be construed as an alternative to operating income (determined in accordance GAAP) as an indicator of the Company's operating performance or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of liquidity. EBITDA measures presented herein may not be comparable to similarly titled measures of other companies.


(4) Excludes payments for business acquisitions.

(5) Represents intercompany note due to Trinity.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    GENERAL

     The Company is the seventh largest shipbuilder, and the largest builder of small to medium sized ocean-going ships and barges and inland tow boats, in the United States. The Company, which has built more than 2,000 vessels in the past 40 years, specializes in the construction, repair and conversion of a wide variety of vessels for the commercial and governmental markets. The Company's principal products include offshore support vessels, offshore double hull tank barges, large offshore tug boats and oil spill recovery vessels for commercial use and oceanographic survey and research ships, high speed patrol boats and ferries for government use. The Company has ten shipyards (including one that currently is idle), which are strategically located along the Gulf Coast from Louisiana to Florida.


     As of July 31, 1996, the Company had firm contracts with an aggregate remaining value of approximately $417 million (excluding unexercised options held by customers), covering a total of 115 vessels (including 50 inland hopper barges). Of this contract value, approximately $181 million was attributable to contracts to build ships for the U.S. Navy. The Company anticipates that approximately $245 million of the aggregate remaining value of the firm contracts as of July 31, 1996 will be filled during fiscal 1997.


     The shipbuilding industry is a highly competitive industry. In general, during the 1990's, the U.S. shipbuilding industry has been characterized by substantial excess capacity, resulting in substantial pressure on pricing and profit margins. See "Risk Factors -- Highly Competitive Industry."

     Revenues derived from the construction of U.S. Navy vessels accounted for approximately 30.2%, 38.8% and 47.3% of the Company's revenues in fiscal 1994, 1995 and 1996, respectively. There can be no assurance that the Company will be successful in obtaining new U.S. Navy contracts, all of which are competitively bid. Overall U.S. Navy spending for new vessel construction has declined significantly since 1991. Although the Company believes that the small to medium sized U.S. Navy vessels for which it competes are less likely to be cut back and, in some cases, do not require specific Congressional appropriations, the Company generally expects revenues and gross profit attributable to its current and any future U.S. Navy contracts to decline over the next several years. Such decreases, if not offset by increased revenues and profit from contracts with other customers, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on U.S. Navy Contracts."

     All of the Company's commercial contracts and a substantial majority of its government contracts to build ships are currently performed on a fixed-price basis. The Company attempts to cover anticipated increased costs of labor and materials through an estimation of such costs, which is reflected in the original contract price. Despite these attempts, however, the revenue, costs and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of changes in job conditions and in labor and plant productivity over the contract term or other unanticipated changes. As a result, the Company may experience reduced profitability or losses on projects.

     The Company uses the percentage of completion method to account for its contracts in process. Under this method, revenues from construction contracts are measured by the percentage of labor hours incurred as compared to estimated total labor hours for each contract. The timing of recognition of revenues and expenses for financial reporting purposes may differ materially from the timing of actual cash flows from contract payments received and expenses paid. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. See "Risk Factors -- Risks Associated with Contractual Pricing in the Shipbuilding Industry" and Note 2 of Notes to Consolidated Financial Statements.


     The Company believes it is well positioned to take advantage of the expected upturn in the market for new offshore support vessels. The Company expects that substantial orders for new offshore support vessels may be made in the next several years due to the demand for larger vessels to support deep water oil and gas exploration and production activities, as well as the substantial worldwide fleet attrition over the past ten years and the aging of the remaining fleet. The Company currently has eight offshore support vessels under contract, of which six contracts have been entered into since July 1, 1996. The Company also has outstanding options for eight additional vessels, including seven from one customer, and is bidding on a number of substantial potential orders for such vessels. The timing of the expected upturn in the offshore support market will depend principally upon conditions in the offshore oil and gas industry, particularly an increase in drilling activity and dayrates for offshore support vessels, which in turn depend upon oil and gas prices. No assurances can be given regarding the timing or magnitude of an upturn in the market for offshore support vessels. See "Risk Factors -- Dependence of Offshore Support Vessel Market on Offshore Exploration Activity," "Business -- General" and
"Business -- Principal Products -- Offshore Support Vessels."



     The Company also expects to capitalize on the anticipated increase in offshore tank barge construction and conversion resulting from OPA '90 and the aging of the worldwide fleet. The Company currently has three offshore double hull tank barges under construction and has an outstanding option from a customer for one additional barge. In addition, the Company is bidding on a number of other substantial barge construction projects. See
"Business -- General" and "Business -- Principal Products -- Offshore Barges."


     Pursuant to the provisions of the Separation Agreement, the Company will be prohibited, for four years after the consummation of the Offering, from engaging in the Trinity Businesses, which include the construction and repair of inland hopper barges and inland tank barges. Because the Company Businesses do not include the construction and repair of inland hopper barges and inland tank barges, the Company's historical results of operations do not include any revenues from the construction or repair of inland hopper barges and include only the following revenues from the construction or repair of inland tank barges: $7.6 million, $13.3 million and $26.2 million for fiscal years 1994, 1995 and 1996, respectively. The Company's gross profit (loss) from such activities was ($0.6) million, ($0.9) million and $3.1 million for fiscal years 1994, 1995 and 1996, respectively. The Company's management does not believe that the restrictions imposed pursuant to the Separation Agreement will have a material adverse effect on the Company's business, financial condition or results of operations.

     Shipyards in certain portions of southern Louisiana, including the Company's Lockport yard, are experiencing severe shortages of skilled shipyard labor. This labor shortage has resulted in increased costs of labor at this shipyard and may in the future limit the Company's ability to expand operations at such shipyard. In addition to the wage increases during fiscal 1996 described below, in May 1996, the Company was required to increase wages at this shipyard by 4% (approximately $250,000 on an annualized basis based on current staffing levels). The areas in which the Company's other shipyards are located are not currently experiencing any such labor shortages, although no assurances can be given regarding whether shortages will be experienced at other shipyards in the future. See "Risk Factors -- Shortage of Trained Shipyard Workers."


     The principal materials used by the Company in its shipbuilding, conversion and repair businesses are standard steel shapes, steel plate and paint. Other materials used in large quantities include aluminum, steel pipe, electrical cable and fittings. The Company has not engaged, and does not presently intend to engage, in hedging transactions with respect to its purchase requirements for materials.


     The Company anticipates that selling, general and administrative costs will be somewhat higher after the Offering than previously as a result of new and additional costs the Company will incur as a result of becoming a stand-alone enterprise. Such cost increases will include additional contract bid and performance bonding fees, administrative personnel costs and third party fees. In addition, interest expense will increase as a result of higher borrowing levels and higher interest rates charged by third party lenders. See "Risk Factors -- Lack of Independent Operating History" and "-- Certain Financial Requirements; Absence of Trinity Financial Support."

     All statements other than statements of historical fact contained in this Prospectus, including statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" concerning the Company's financial position and liquidity, results of operations, prospects for U.S. Navy contracts, ability to take advantage of new vessel construction and conversion opportunities, labor supply and costs, selling, general and administrative costs and other matters are forward looking statements. Forward-looking statements in this Prospectus generally are accompanied by words such as "anticipate," "believe," "estimate" or "expect" or similar statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward looking statements include the risks described under "Risk Factors," such as lack of independent operating history, absence of Trinity support to meet certain financial requirements, benefits to Trinity of the Offering, dependence on U.S. Navy contracts, potential conflicts of interest with Trinity both before and after the proposed Separation, the possible non-completion of the proposed Separation, intense competition and contractual, labor, regulatory and other risks in the shipbuilding industry and risks relating to the market for offshore support vessels and offshore double hull tank barges. All forward looking statements in this Prospectus are expressly qualified in their entirety by the cautionary statements in this paragraph.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of income information as a percentage of the Company's revenues for the periods indicated:

                                               YEAR ENDED MARCH 31,                        THREE MONTHS ENDED JUNE 30,
                              ------------------------------------------------------   -----------------------------------
                                    1994               1995               1996               1995               1996
                              ----------------   ----------------   ----------------   ----------------   ----------------
                              AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT
                              ------   -------   ------   -------   ------   -------   ------   -------   ------   -------
                                                                 (DOLLARS IN MILLIONS)
Contract revenue earned:
  Government(1).............. $157.0     57.0%   $148.1     59.1%   $136.6     53.7%   $40.0      55.5%   $40.1      46.6%
  Barges(2)..................  13.2       4.8     38.9      15.5     52.6      20.7     19.6      27.1     29.6      34.5
  Offshore Energy(3).........  61.4      22.3     37.4      14.9     54.3      21.4     11.7      16.3     13.0      15.1
  Other(4)...................  43.7      15.9     26.2      10.5     10.8       4.2      0.7       1.1      3.3       3.8
                              ------    -----    ------    -----    ------    -----    ------    -----    ------    -----
        Total................ 275.3     100.0%   250.6     100.0%   254.3     100.0%    72.0     100.0%    86.0     100.0%
Cost of revenue earned....... 228.8      83.1    207.4      82.8    214.6      84.4     60.9      84.5     74.7      86.9
                              ------    -----    ------    -----    ------    -----    ------    -----    ------    -----
  Gross profit...............  46.5      16.9     43.2      17.2     39.7      15.6     11.1      15.5     11.3      13.1
Selling, general and
  administrative expenses....  12.9       4.7     13.5       5.3     15.9       6.2      4.0       5.7      4.8       5.6
                              ------    -----    ------    -----    ------    -----    ------    -----    ------    -----
  Operating income........... $33.6      12.2%   $29.7      11.9%   $23.8       9.4%   $ 7.1       9.8%   $ 6.5       7.5%
                              ======    =====    ======    =====    ======    =====    ======    =====    ======    =====

- ---------------


(1) Consists of revenues from the construction of U.S. Navy, other U.S. government, state government and foreign government vessels.



(2) Consists of revenues from the construction, repair or conversion of tank barges, including offshore and inland double hull tank barges, and deck barges.


(3) Consists of revenues from the construction, repair or conversion of offshore support vessels and tugboats.

(4) Consists of revenues from the construction of yachts, inland tow boats, casino vessels and miscellaneous commercial vessels.

  Three Months Ended June 30, 1996 Compared with Three Months Ended June 30,
1995


     Contract revenue earned increased 19.4% to $86.0 million in the three month period ended June 30, 1996 compared with $72.0 million in the three month period ended June 30, 1995. Revenues for the first quarter of fiscal 1997 were favorably affected principally by (i) a $10.0 million increase in Barges revenues, resulting principally from the completion of a barge-conversion contract at the Gulf Coast Fabrication shipyard, (ii) a $2.6 million increase in Other revenues due primarily to the custom yacht business and (iii) a $1.3 million increase in Offshore Energy revenues.


     Gross profit margin declined in the three month period ended June 30, 1996 to 13.1% of contract revenue earned compared to 15.5% in the three month period ended June 30, 1995. The decline in gross profit margin principally resulted from the substantial completion in the quarter ended June 30, 1995 of certain contracts for the construction of large U.S. Navy vessels under which the Company achieved higher than anticipated profitability that was recognized in later stages of the contracts.

     Selling, general and administrative expenses increased 18.5% to $4.8 million in the first quarter of fiscal 1997 from $4.0 million in the first quarter of fiscal 1996. The increase was attributable to the addition of new employees, normal salary increases for existing employees and increased selling efforts in foreign markets.

     Interest expense decreased 10.7% to $0.9 million during the three month period ended June 30, 1996 from $1.0 million during the three month period ended June 30, 1995. This decrease was due to lower levels of intercompany borrowings.


     Taxes decreased approximately 7.0% to $2.2 million in the first quarter of fiscal 1997 from $2.4 million in the same period in fiscal 1996.

  Fiscal 1996 Compared with Fiscal 1995

     Contract revenue earned increased 1.5% to $254.3 million in the fiscal year ended March 31, 1996 compared with $250.6 million in the fiscal year ended March 31, 1995. Fiscal 1996 revenues were favorably affected principally by (i) a $13.7 million increase in Barges revenues, (ii) a $16.9 million increase in Offshore Energy revenues and (iii) a $13.5 million increase in foreign commercial contracts. The increase in Barges revenues was principally attributable to the inclusion of results of the Gulf Coast Fabrication shipyard for a full year in fiscal 1996 compared to five months in fiscal 1995 and to new contracts at the Gulfport yard. The increase in Offshore Energy revenues was principally attributable to new contracts and higher repair business. These increases were largely offset by a $24.2 million decrease in revenue from foreign governmental contracts and a $15.4 million decrease in Other revenues. The decrease in foreign governmental revenue was principally attributable to completion in fiscal 1995 of a large portion of the Company's contract with the U.S. Navy to build patrol vessels for the Philippine government. The decrease in Other revenues was attributable primarily to reduced casino vessel contracts. The Company entered the casino vessel construction market in fiscal 1994 after being awarded contracts for the construction of three large paddle wheel casino boats. By the end of fiscal 1995, these contracts were substantially completed. The Company believes that existing demand for casino vessels has largely been satisfied and that it is unlikely that the Company will continue to construct a significant number of casino vessels in the foreseeable future.

     Gross profit margin declined in fiscal 1996 to 15.6% of contract revenue earned compared to 17.2% in fiscal 1995. The decrease in the gross profit margin principally resulted from (i) the substantial completion in fiscal 1995 of certain contracts for the construction of large U.S. Navy vessels under which the Company achieved higher than anticipated profitability that was recognized in later stages of the contracts, (ii) wage increases totaling $1.0 million at the Lockport shipyard and (iii) reduced margins resulting from the re-entry of certain Company shipyards into the general commercial market following the completion of casino vessel construction contracts.

     Selling, general and administrative expenses increased 18.1% to $15.9 million during fiscal 1996 from $13.5 million in fiscal 1995. Of such increase, approximately $1.0 million resulted from the addition of new employees and normal salary increases for existing employees. The remainder of such increase resulted primarily from increased selling efforts relating to foreign shipbuilding contracts.


     Interest expense decreased 15.0% to $3.3 million during fiscal 1996 from $3.8 million during fiscal 1995 due to lower levels of intercompany borrowings. Historically, Trinity charged the Company interest on outstanding intercompany balances at market rates based on Trinity's borrowing costs.


     Taxes decreased approximately 20.3% to $8.1 million in fiscal 1996 from $10.2 million in fiscal 1995. See Note 9 of Notes to Consolidated Financial Statements.

  Fiscal 1995 Compared with Fiscal 1994

     Contract revenue earned decreased 9.0% to $250.6 million in the fiscal year ended March 31, 1995 compared with $275.3 million in the fiscal year ended March 31, 1994. Fiscal 1995 revenues were adversely affected by (i) a $24.0 million reduction in Offshore Energy revenues, (ii) a $17.5 million reduction in Other revenues and (iii) a $8.9 million reduction in Government revenues. The reduction in Offshore Energy revenues is principally attributable to the completion in fiscal 1994 of three tugboats and an anchor handling supply vessel which were not replaced in fiscal 1995. The reduction in Other revenues resulted from the completion in fiscal 1994 of a substantial portion of three large paddle wheel casino vessels. The reduction in Government revenues resulted principally from a decrease of $40.2 million due to the substantial completion of certain large U.S. Army contracts in fiscal 1994, partially offset by (i) a $14.0 million increase in U.S. Navy contracts due to increased oceanographic survey and research ship construction activity, (ii) a $9.5 million increase in state government contracts due to increased revenues from the construction of an additional ferry boat and from increased activity under construction contracts for two other ferry boats and (iii) a $4.7 million increase due to construction of additional patrol craft. These decreases in revenues for fiscal 1995 were partially offset by a $25.7 million increase in Barges revenues due to new contracts and increased revenues from five months of operations of the Company's Gulf Coast Fabrication shipyard which was acquired in October 1994.


     Gross profit margin increased in fiscal 1995 to 17.2% of contract revenue earned compared to 16.9% in fiscal 1994. The increase in gross profit margin resulted principally from the completion in fiscal 1995 of a contract for the construction of a large U.S. Navy vessel under which the Company achieved higher than anticipated profitability that was recognized in later stages of the contract.

     Selling, general and administrative expenses increased 4.6% to $13.5 million during fiscal 1995 from $12.9 million in fiscal 1994, principally as a result of normal salary increases for existing employees.

     Interest expense increased $1.7 million to $3.8 million during fiscal 1995 from $2.1 million during fiscal 1994 due to higher levels of intercompany borrowings to support operations as well as higher average interest rates.

     Taxes decreased approximately 16.8% to $10.2 million in fiscal 1995 from $12.2 million in fiscal 1994. See Note 9 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal needs for capital, in addition to the funding of ongoing shipbuilding operations, have been capital expenditures, acquisitions and the repayment of intercompany advances. The Company's principal sources of liquidity have been net cash provided by operating activities and intercompany advances from Trinity. Cash flows from operating activities were $23.7 million during fiscal 1996 while intercompany activities resulted in a net repayment by the Company to Trinity of $7.9 million in advances from Trinity.


     Prior to the Offering, the Company has relied upon Trinity to provide funding for working capital, capital expenditures and acquisitions. In addition, a significant portion of the Company's existing contracts for the construction, repair or conversion of vessels require that the Company's performance be guaranteed by Trinity or by a surety company or other third party pursuant to a contract bid or performance bond, letter of credit or similar obligation. As of July 31, 1996, Trinity had guaranteed contract performance obligations of the Company in the aggregate amount of approximately $66.1 million, and the Company had outstanding contract bid and performance bonds, letters of credit and similar obligations issued by third parties, with Trinity as the obligor, with an aggregate face amount of approximately $74.9 million. These guarantees, bonds, letters of credit and similar obligations, totalling approximately $141.0 million, will remain in effect after the Offering until the obligations expire, and the Company will be obligated to indemnify Trinity against any liability under such obligations. For the protection of Trinity in the event that Trinity is called upon to satisfy any such obligations, Trinity will be granted security interests in certain assets of the Company which relate to the Company contracts from which such obligations arise and will possess rights to complete performance of any such contract on behalf of the Company in the event of nonperformance by the Company. Such rights and remedies are similar to the rights possessed by surety companies that have issued performance bonds on behalf of the Company. See "Business -- Bonding and Guarantee Requirements" and "Certain Transactions and Related Arrangements -- Arrangements Between the Company and Trinity -- Performance Bond and Guarantee Arrangements."



     After the Offering, it is anticipated that Trinity will not provide any further credit or other financial support to the Company. See "Risk
Factors -- Certain Financial Requirements; Absence of Trinity Financial Support." The Company has received a commitment, subject to customary conditions, from certain commercial banks to provide the Credit Facility. The Credit Facility will provide a $125.0 million revolving line of credit for general corporate purposes and working capital, with a $50.0 million sublimit for letters of credit. Immediately prior to the consummation of the Offering, the Company expects to borrow under the Credit Facility to repay (i) a $25.0 million intercompany note to Trinity and (ii) $25.0 million of certain indebtedness of Trinity associated with the Company Businesses and assumed by the Company in connection with the Consolidation Transactions. The Company intends to use the net proceeds of the Offering to repay income taxes payable to Trinity and a portion of the indebtedness incurred under the Credit Facility immediately prior to the Offering. See "Separation From Trinity -- Consolidation Transactions," "Separation From Trinity -- Offering Related Transactions" and "Use of Proceeds."


     As of June 30, 1996, the Company had approximately $29.9 million of net current liabilities to Trinity resulting from Trinity's centralized cash management system. Such liabilities bear interest at market rates. The Company expects to repay the net current liabilities to Trinity outstanding as of the consummation of the Offering, in the ordinary course of business, and in any event no later than 60 days after the consummation of the Offering, as it replaces such liabilities with its own direct trade payables and similar obligations. To the extent that sufficient funds are not available from the replacement of such liabilities with its own payables within 60 days following consummation of the Offering, the Company anticipates that it will have sufficient borrowing capacity under the Credit Facility to repay such amount to Trinity. See Note 6 of Notes to Consolidated Financial Statements.



     As of June 30, 1996, the Company was obligated to reimburse Trinity for income taxes incurred in connection with the Company Businesses in an aggregate amount of approximately $16.4 million. Under the Tax Allocation Agreement, the Company has agreed to pay the amount of the Company's income tax liability to Trinity as of the consummation of the Offering with a portion of the net proceeds of the Offering. It is currently estimated that the Company's income tax liability to Trinity will be approximately $17.4 million upon consummation of the Offering.



     Upon consummation of the Offering, the Company estimates that it will have approximately $90 million of borrowings available under the Credit Facility. It is anticipated that borrowings under the Credit Facility will bear interest at the London Interbank Offered Rate plus 0.50% to 1.25% per annum, depending on the ratio of the Company's borrowed debt to EBITDA (as defined in the Credit Facility). Under the Credit Facility, the Company will be obligated to pay certain fees, including an annual commitment fee in an amount that is expected to range from 0.175% to 0.5% of the unused portion of the commitment, depending on the ratio of the Company's borrowed debt to EBITDA, and a fee of 0.125% of the amount of the Credit Facility commitment upon the initial funding under the Credit Facility. The Credit Facility will contain customary restrictive covenants (including covenants restricting the ability of the Company to pay dividends or encumber its assets). It is also anticipated that the Credit Facility will require the Company to maintain certain financial ratios, including an interest coverage ratio (as defined in the Credit Facility) of at least 4.0 to 1, a debt service coverage ratio (as defined in the Credit Facility) of at least 1.35 to 1, a borrowed debt to EBITDA ratio (as defined in the Credit Facility) of not more than 3.5 to 1 and a current ratio (as defined in the Credit Facility) of at least 1.25 to 1. The Credit Facility is expected to expire on the fifth anniversary of the date of consummation of the Offering, subject to extension at the option of the lenders. It is a condition to the consummation of the Offering that the Credit Facility be in place prior to, and that the Offering Related Transactions be consummated concurrently with the consummation of, the Offering.



     The Company made capital expenditures of $6.4 million and $5.6 million in fiscal 1995 and 1996, respectively, and $2.6 million in the first quarter of fiscal 1997. The Company currently has budgeted approximately $9 million for planned capital projects at its current operating facilities for fiscal 1997, including $4 million to $5 million for projects at its Pascagoula shipyard. These Pascagoula shipyard expenditures are required to meet existing contractual commitments. In addition, although not currently budgeted for fiscal 1997, the Company estimates that additional capital expenditures of approximately $4 million to $5 million may be made to relocate a dry dock to its Pascagoula shipyard and additional capital expenditures of approximately $8 million to $12 million may be made to make other improvements to enable such yard to do large vessel and drilling rig construction, conversion and repair projects. The Mississippi Business Finance Corporation has authorized the issuance of up to $25 million of revenue bonds for the Company in connection with proposed improvements at the Pascagoula facility. If the Company decides to reopen its Panama City yard, which is currently inactive, startup costs are expected to be approximately $3 million. Expenditures to reopen the Panama City yard are not currently budgeted for fiscal 1997. However, such reopening could occur in fiscal 1997 if such action is warranted due to an increase in the number of shipbuilding or repair orders. See "Business -- Operations -- Shipbuilding -- Shipyards."

     The Company believes that cash flow from operations, together with funds available under the Credit Facility and the Pascagoula revenue bonds, will be sufficient to fund its requirements for working capital, capital expenditures and other capital needs for at least the next 12 months.

INFLATION AND CHANGING PRICES

     The Company does not believe that general price inflation has had a significant impact on the Company's results of operations during the periods presented. To the extent that the effects of inflation are not offset by improvements in manufacturing and purchasing efficiency and labor productivity, the Company generally has been able to take such effects into account in pricing its contracts with customers. There can be no assurance, however, that inflation will not have a material effect on the Company's business in the future. For information regarding the effects of increases in labor costs on the Company's results of operations in recent periods, see "-- General" and "-- Results of Operations."

                                    BUSINESS

GENERAL

     The Company is the seventh largest shipbuilder in the United States, specializing in the construction, repair and conversion of ocean-going and inland waterway vessels for the commercial and governmental markets. The Company is the largest U.S. builder of small to medium sized (from 50 to 400 feet) ocean-going ships and barges and inland tow boats for these markets. The Company and its predecessors have built more than 2,000 of these vessels in the past 40 years. The Company has ten shipyards (including one that currently is idle), all of which are strategically located along the Gulf Coast from Louisiana to Florida. The Company's shipyards employ advanced manufacturing techniques, including modular construction methods which the Company was among the first U.S. shipbuilders to use, zone outfitting methods, advanced welding techniques, panel line fabrication, computerized plasma arc metal cutting and automated sandblasting and painting. The Company's multiple shipyards provide the Company significant flexibility and efficiency in manufacturing a wide variety of vessels. The Company believes that these factors, together with its skilled and experienced work force, make the Company one of the most versatile and cost-efficient shipbuilders in the United States.


     The Company provides a wide variety of products for diversified markets. The Company has a large engineering team which has enabled it to build hundreds of vessels for commercial and governmental customers. The Company's principal products include offshore support vessels, offshore double hull tank barges, offshore tug boats and oil spill recovery vessels for commercial use and oceanographic survey and research ships, high speed patrol boats and ferries for government use. Other Company products include inland tow boats, specialty inland barges and private yachts. During fiscal 1994, following the legalization of casino gambling in Louisiana, the Company was awarded contracts to construct three large paddle wheel casino boats. These contracts were substantially completed during fiscal 1995. The Company believes that the existing demand for casino vessels has largely been satisfied and that it is unlikely that the Company will continue to construct a significant number of casino vessels in the foreseeable future. The Company will build inland hopper barges under a limited arrangement with Trinity. At July 31, 1996, the Company had firm shipbuilding contracts with an aggregate remaining value of approximately $417 million (excluding unexercised options held by customers), representing 115 vessels (including 50 inland hopper barges). Of this value, approximately $181 million was attributable to contracts to build ships for the U.S. Navy.



     The Company has built more offshore support vessels, including supply boats, anchor handling tug supply boats and anchor handling tugs (collectively, "offshore support vessels"), to service offshore oil and gas drilling rigs and production platforms than any shipbuilder in the United States. The Company has built a total of 534 offshore support vessels from 1965 through 1995 (including 272 built from 1978 through 1985), which the Company believes account for approximately 25% of the world fleet of offshore support vessels manufactured during such period. Vessels built by the Company and known to be in service represented approximately 34% of the 395 total offshore support vessels operated by the two largest worldwide fleet operators as of March 31, 1996. As a result of the severe downturn in the oil and gas industry in the mid-1980's, there has been very limited construction of offshore support vessels in the United States since 1985. During the period from 1985 through 1995, the Company built a total of eight new 200-foot or longer offshore support vessels, more than any other U.S. shipbuilder. The Company's offshore support vessel manufacturing activities during this period have enabled it to gain a competitive advantage through experience with recent advances in vessel engineering and construction techniques. The Company currently has eight offshore support vessels under contract, of which six contracts have been entered into since July 1, 1996. The Company also has outstanding options for eight additional vessels, including seven from one customer, and is bidding on a number of substantial potential orders for such vessels.



     The Company expects that substantial orders for new offshore support vessels may be made in the next several years due to the need for larger offshore support vessels to service deep water oil and gas exploration and production activities, the significant worldwide fleet attrition over the past ten years and the aging of the remaining fleet. The Company believes that the number of offshore support vessels available for service worldwide decreased substantially during the last ten years. The number of such vessels available for service in the Gulf of Mexico decreased from a peak of approximately 700 in 1985 to approximately 270 in July 1996. A majority of the offshore support vessels currently in service worldwide are 16 or more years old and a majority of the others are between 11 and 16 years old. As these vessels age, maintenance, repair and vessel certification costs increase significantly and eventually require their replacement. New offshore support vessels incorporating advances in engineering, technology and outfitting are expected to cost between $6 million and $25 million each, depending on the vessel's size and capability. The timing of the expected upturn in the offshore support vessel market will depend principally upon conditions in the offshore oil and gas industry, particularly an increase in drilling activity and dayrates for offshore support vessels, which in turn depend upon oil and gas prices. Because of its extensive experience in manufacturing offshore support vessels and its ability to expand production at its existing shipyards, the Company believes it is well positioned to take advantage of the expected upturn in the offshore support vessel business.



     The Company similarly has positioned itself to benefit from the expected increase in offshore tank barge construction and conversion. Demand for offshore tank barges has been created by OPA '90, which generally requires U.S. and foreign vessels carrying fuel and certain other hazardous cargos and entering U.S. ports to have double hulls by 2015. OPA '90 establishes a phase-out schedule that began January 1, 1995 for all existing single hull vessels based on the vessel's age and gross tonnage. The Company estimates that OPA '90 will require approximately 66 barges engaged in domestic trade to be retrofitted or replaced by 2005 and another approximately 22 such barges to be retrofitted or replaced by 2010. Demand for new vessels is also created by the aging of the worldwide fleet. According to estimates of the United States Maritime Administration ("MARAD"), by 2000 approximately 40% of the current world offshore tank barge fleet will be more than 25 years old and more than 20% will be at least 30 years old. New double hull barges generally range in cost from $6 million to $25 million each (with an estimated average cost of $15 million). During the past three years, the Company has built eight large offshore double hull tank barges, more than any other U.S. shipbuilder. The Company currently has three such barges under construction and has an outstanding option from a customer for one additional barge. In addition, the Company is bidding on a number of other substantial barge construction projects.


BACKGROUND

     Since 1972, the Company has grown substantially through a series of nine acquisitions. The Company acquired its first shipyard (Equitable in New Orleans, Louisiana) in 1972 and another (Gretna Machine & Iron Works in Harvey, Louisiana) in 1980. From 1972 to 1983, almost all of the Company's shipbuilding projects were for the commercial market (such as lighter aboard ship (LASH) container barges, anchor handling tugboats, ocean-going barges, inland hopper barges and two Staten Island ferries).

     In 1983, the Company acquired Halter Marine, Inc., including the Halter shipyards in Moss Point and Lockport, Louisiana (and several other shipyards that have been subsequently closed). As a result of this acquisition, the Company entered the markets for construction of offshore support vessels and of U.S. government vessels. The Halter Moss Point and Lockport yards were principally engaged in building a large number of offshore support vessels from 1978 to 1985, when the downturn in the offshore oil and gas industry severely curtailed demand for these vessels. A large majority of the Company's shipbuilding business was for the U.S. government from 1983 to 1989, a period during which the U.S. Navy was engaged in a large shipbuilding program.

     In 1987, the Company acquired Moss Point Marine, Inc. in Escatawpa, Mississippi, which was then owned and operated by the Company's current Chief Executive Officer, John Dane III, and the Company's shipyards were reorganized to centralize sales, engineering, production, administrative and other functions in order to increase their efficiency and reduce costs. In 1990, as U.S. Navy shipbuilding activities were beginning to decline, the Company began to expand its commercial business again and obtained a large commercial contract to build 12 oil spill recovery vessels.

     In 1991, the Company acquired its Gulfport, Mississippi shipyard, which initially brought additional governmental projects. In 1992, the Company acquired its Panama City, Florida yard, which was closed at the time of acquisition. The Panama City yard was purchased on advantageous terms to provide additional capacity when needed.

     From late 1994 to late 1995, the Company purchased three shipyards that significantly increased its capacity to do repair and conversion work. In late 1994, the Company acquired the Gulf Coast Fabrication shipyard in Pearlington, Mississippi. This yard, which has the widest graving dock on the Gulf Coast, specializes in large barge construction and conversion projects, including construction and retrofitting of barges with double hulls to meet the requirements of OPA '90. At the time of the acquisition by the Company, the Gulf Coast Fabrication shipyard also was engaged in the construction of casino vessels. In mid-1995, the Company acquired the Gulf Repair yard in New Orleans, which now has five large dry docks for repair of offshore vessels. In late 1995, the Company acquired its Pascagoula, Mississippi shipyard, which provides deep water access and currently has the capacity to build large vessels (up to 800 feet in length, 115 feet in width and of an unlimited height).

     See "-- Operations" for additional information about the Company's shipyards and recent shipbuilding, repair and conversion activities.

INDUSTRY OVERVIEW

     Private U.S. shipbuilders generally fall into two categories: (i) the six largest shipbuilders capable of building large scale vessels for the U.S. Navy and (ii) other shipyards that build small to medium sized vessels for governmental and commercial markets. Each of the six largest shipbuilders is substantially larger than the Company. Included in the second category are ten shipbuilders, including the Company, that are capable of building vessels of 400 feet or more. This category also includes several hundred companies engaged in shipbuilding and repair activities in the United States, many of which are smaller than the Company, having one or two shipyards and specializing in the construction or repair of one or a small number of types of vessels.

     In general, during the 1990's, the U.S. shipbuilding industry has been characterized by substantial excess capacity because of the significant decline in U.S. Navy shipbuilding spending and the difficulties experienced by U.S. shipbuilders in competing successfully for international commercial projects against foreign shipyards, many of which are heavily subsidized by their governments. As a result of these factors, competition by U.S. shipbuilders for domestic commercial projects has increased significantly.

     The U.S. shipbuilding industry has two distinct markets: (i) contracts with domestic and foreign governments, principally the U.S. Navy, and (ii) commercial contracts for domestic and international customers. See "-- Contract Procedure, Structure and Pricing" and "-- Competition."

BUSINESS STRATEGY

     The Company's strategy is to enhance its position as a leading manufacturer of small to medium sized vessels, to respond to anticipated new shipbuilding construction opportunities and to increase its revenues and profitability. In order to implement this strategy, the Company intends to:

  Provide a Wide Variety of Products to Diversified Markets


     The Company's shipbuilding versatility is one of its principal competitive strengths, not only reducing its dependence on particular types of products, but also providing engineering and manufacturing benefits across product lines. The Company intends to continue to serve diversified markets, including a balance of commercial and governmental shipbuilding projects. See "-- Operations" and "-- Principal Products."



  Take Advantage of New Construction Opportunities



     The Company intends to anticipate and position itself to take advantage of significant new vessel construction opportunities, including the following:



          Expected Upturn in Market for Offshore Support Vessels. Because of its extensive experience in manufacturing offshore support vessels (including those incorporating recent advances in vessel engineering, construction and outfitting) and its ability to expand its production at its existing shipyards, the Company believes it is well positioned to take advantage of the expected upturn in the market for new offshore support vessels. The Company has built more offshore support vessels than any shipbuilder in the

     United States. As a result of the severe downturn in the oil and gas industry in the mid-1980's, there has been very limited construction of offshore support vessels in the United States since 1985. The Company expects that substantial orders for new offshore support vessels may be made in the next several years due to the need for larger vessels to support deep water oil and gas exploration and production activities, as well as the substantial worldwide fleet attrition over the past ten years and the aging of the remaining fleet. The timing of the expected upturn in the offshore support vessel market will depend principally upon conditions in the offshore oil and gas industry, particularly an increase in drilling activity and dayrates for offshore support vessels, which in turn depend upon oil and gas prices. The Company currently has eight offshore support vessels under contract, of which six contracts have been entered into since July 1, 1996. The Company also has outstanding options for eight additional vessels, including seven from one customer, and is bidding on a number of substantial potential orders for such vessels. See "Risk
     Factors -- Dependence of Offshore Support Vessel Market on Offshore Exploration Activity," "-- General" and "-- Principal Products -- Offshore Support Vessels."



          Current and Future Demand for Offshore Double Hull Tank Barges. The Company expects to capitalize on the increase in offshore tank barge construction and conversion resulting from OPA '90 and the aging of the worldwide fleet. OPA '90 establishes a phase-out schedule that began January 1, 1995 for all existing U.S. and foreign single hull vessels carrying fuel and certain other hazardous cargos and entering U.S. ports. Operators will be required either to retrofit existing single hull vessels or construct new double hull vessels in order to comply with the law's requirement that such vessels have double hulls by 2015. The Company estimates that OPA '90 will require approximately 66 barges engaged in domestic trade to be retrofitted or replaced by 2005 and another approximately 22 such barges to be retrofitted or replaced by 2010. According to MARAD estimates, by 2000 approximately 40% of the world offshore tank barge fleet will be more than 25 years old and more than 20% will be at least 30 years old. During the past three years, the Company has built eight large offshore double hull tank barges, more than any other U.S. shipbuilder. The Company currently has three such barges under construction and has an outstanding option from a customer for one additional barge. In addition, the Company is bidding on a number of other substantial barge construction projects. See "-- Principal
     Products -- Offshore Barges."


  Utilize Multiple, Strategically Located Shipyard Facilities


     The Company's multiple shipyards will continue to provide it with significant flexibility and efficiency in manufacturing a wide variety of ocean-going vessels. The Company utilizes certain shipyards with specialized machinery to centrally manufacture various components for its other shipyards, helping to reduce costs and equipment redundancy. The Company is often able to enhance its production efficiency and accelerate vessel delivery schedules by allocating projects among multiple shipyards based on capability and capacity. The Company's shipyards are strategically located along the Gulf Coast, in close proximity to many commercial customers and with access to additional shipbuilding labor as the Company's business expands (except in southern Louisiana, where shipyards, including the Company's Lockport facility, are experiencing a severe shortage of skilled shipyard labor). The Company has spent approximately $46.5 million in the past five years to acquire, expand and improve its shipyard facilities, which are all well maintained. See
"-- Operations."



  Continue To Be a Low Cost Shipbuilder


     The Company intends to continue to enhance its position as one of the most cost-efficient shipbuilders in the United States. The Company's shipyards employ advanced manufacturing techniques, including modular construction methods which the Company was among the first U.S. shipbuilders to use, zone outfitting methods, advanced welding techniques, panel line fabrication, computerized plasma arc metal cutting and automated sandblasting and painting. The Company believes that these factors make the Company one of the most versatile and cost-efficient shipbuilders in the United States. See "-- General" and "-- Operations -- Shipbuilding."

  Increase Output at the Company's Existing Facilities


     The Company has the ability to significantly increase production at almost all of its existing shipyards. As of June 30, 1996, the Company employed 2,597 shipyard workers and estimates that it could employ a maximum of approximately 3,670 workers without significant expansion of its plant facilities. While some of its principal competitors are experiencing a severe shortage of skilled shipyard workers in southern Louisiana (which has also affected the Company's Lockport, Louisiana yard), the Company's other shipyards currently have access to additional shipyard labor in their respective markets along the Gulf Coast. Significant excess capacity is available at the Company's Pascagoula yard, which was acquired in late 1995 and at which production has recently commenced, and its Panama City yard, which currently is idle. See "Risk Factors -- Shortage of Trained Shipyard Workers" and "-- Operations."



  Expand Repair and Conversion Activities


     Since October 1994, the Company has acquired the Gulf Coast Fabrication, Gulf Repair and Pascagoula shipyards in order to increase its capacity for repair and conversion work. Depending on demand for such services, the Company also may, at some time in the future, relocate a 115 foot wide dry dock from its Gulf Repair shipyard in New Orleans to its Pascagoula, Mississippi yard in order to undertake large repair and conversion projects, such as those for large barges, cargo ships and drilling rigs. The Pascagoula yard's deep water access and expandable capacity to handle large vessels will enable the Pascagoula yard to perform repair and conversion (as well as construction) services for very large vessels and repair and construct offshore drilling rigs. See
"-- Operations -- Shipyards" and "-- Operations -- Repair and Conversion Services."


  Acquire Additional Shipyards Opportunistically


     The Company has grown substantially through nine acquisitions since 1972. Although the Company currently has additional capacity at its existing facilities, the Company expects to consider strategic acquisitions of additional shipyards in the future depending on a variety of factors, including demand for new construction, conversion and repairs, the advantages offered by the facilities and the acquisition terms. The Company expects that consolidation will continue to occur among small to medium sized shipbuilders in light of increasing costs of meeting environmental and other legal requirements and other changes in the markets for various types of governmental and commercial vessels.


  Increase Foreign Government Shipbuilding Activities



     During the past six years, the Company has completed a significant amount of shipbuilding projects for foreign governments, especially projects requiring specialized expertise, such as high speed patrol boats. Depending on the project and other circumstances, factors that can help the Company compete for foreign government shipbuilding projects include its advanced technology, higher productivity, vessel delivery schedules and prevailing exchange rates. See
"-- Principal Products -- Governmental Vessels."



  Provide Sophisticated Engineering Services



     Engineering services are a key part of the complete shipbuilding services offered by the Company. The Company maintains a large marine engineering department, consisting of approximately 140 employees, 45 of whom are engineers or naval architects. The Company has built hundreds of vessels for the commercial and governmental markets. This capability allows the Company's customers to select from standard configurations, modify a standard configuration, or have the Company build a vessel to the customer's specifications or design. See "-- Engineering."

OPERATIONS

  Shipbuilding


     Projects. The Company's shipbuilding projects consisted of 115 vessels (including 50 inland hopper barges) as of July 31, 1996. The Company had firm contracts (excluding unexercised options held by customers) with an aggregate remaining value of approximately $417 million as of July 31, 1996. Of this contract value, approximately $181 million was attributable to contracts to build ships for the U.S. Navy. The Company anticipates that approximately $245 million of the aggregate remaining value of the firm contracts as of July 31, 1996 will be filled during fiscal 1997. The following chart includes a description of the shipbuilding projects as of July 31, 1996.



                                                                     NUMBER OF                   TYPE(S) OF
        TYPE OF VESSEL                    SHIPYARD(S)                 VESSELS                     CUSTOMER
- -------------------------------  ------------------------------  -----------------     ------------------------------
GOVERNMENTAL:
  Oceanographic Survey and       Halter Moss Point; Pascagoula            4            U.S. Government
    Research Ships
  Patrol Boats                   Equitable                                5            U.S. Government;
                                                                                       Foreign Governments
  Ferries                        Halter Moss Point; Moss Point            3            State Governments;
                                 Marine                                                Foreign Governments
  Miscellaneous, governmental    Equitable; Lockport; Gulf               23            U.S. Government;
                                 Coast Fabrication; Gulfport                           State Governments
BARGES:
  Tank Barges                    Gretna; Moss Point Marine                3            Private Fleet Operators
  Inland Hopper Barges           Gulfport                                50(1)         Private Fleet Operators
  Inland Double Hull Tank        Gulfport                                 7            Private Fleet Operators
    Barges
  Deck Barges                    Lockport; Gulf Coast                     2            Private Fleet Operators
                                 Fabrication
OFFSHORE ENERGY:
  Offshore Support Vessels
    Anchor Handling Tug          Lockport                                 1            Marine Support Service
      Supply Boats                                                                     Companies
    Supply Boats                 Moss Point Marine; Lockport;             4            Marine Support Service
                                 Pascagoula                                            Companies
  Tug Boats                      Moss Point Marine; Lockport              6            Private Fleet Operators
OTHER:
  Yachts                         Equitable                                4            Individuals
  Inland Tow Boats               Lockport                                 1            Private Fleet Operators
  Miscellaneous, commercial      Lockport                                 2            Foreign Operators
                                                                        ---
        Total                                                           115
                                                                 =================


- ---------------

(1) The Company has a firm contract to construct 50 inland hopper barges under a limited arrangement with Trinity. See "Certain Transactions and Related Arrangements -- Arrangements Between the Company and Trinity -- Inland Barge Arrangements."

     Shipyards. The Company conducts its shipbuilding operations at nine active shipyards. None of the Company's principal U.S. competitors for new construction of small to medium sized vessels, by contrast, has more than two active shipyards used for new construction. The Company also owns a shipyard in Panama City, Florida that was closed when acquired. The Panama City yard is not currently operational but may be reopened, if justified by customer demand, late in fiscal 1997.

     Management believes that the Company's focus on the operation of a relatively large number of smaller shipyards and the diversity of location and function of its various shipyards enable the Company to maintain significant flexibility and to achieve substantial operating efficiencies. The number and diversity of function of the Company's shipyards allow the Company to achieve operating efficiencies by permitting each of its shipyards to focus on construction of particular types of vessels. Additionally, the Company's Equitable and Gulfport shipyards manufacture components or modules that are shipped to the Company's other shipyards for inclusion in vessels, thereby eliminating the need to maintain certain costly manufacturing equipment at each shipyard. The Company anticipates that the component manufacturing function currently performed by its Gulfport shipyard will be shifted to its Pascagoula shipyard and that the Gulfport facility will be temporarily converted primarily to the production of inland hopper barges under an arrangement with Trinity.

The Company has budgeted approximately $4 million to $5 million for fiscal 1997 for improvements at its Pascagoula shipyard necessary to shift such component manufacturing function to Pascagoula and for other improvements necessary to meet existing contractual requirements. See "Certain Transactions and Related Arrangements -- Arrangements Between the Company and Trinity -- Inland Barge Arrangements."

     The location of the Company's shipyards at various sites along the Gulf Coast generally alleviates problems that can arise from labor shortages in particular locations. Shipyards located in certain portions of southern Louisiana currently are experiencing severe shortages of skilled shipyard labor as a result of labor demands brought about by increases in offshore drilling activities, the construction of offshore rig platforms and crewing of offshore vessels. This labor shortage has resulted in increased costs of labor and limitations on production capacity for shipyards in such portions of southern Louisiana. However, of the Company's ten shipyards, only Lockport is located within the affected areas of southern Louisiana. Accordingly, the labor shortage has not impacted the Company to the same degree that it has affected many of the Company's competitors.

     The Company's shipyards are well maintained facilities. During the past five years, the Company made, in the aggregate, approximately $46.5 million of capital expenditures in order to acquire, expand and improve its shipyard facilities. These expenditures have allowed the Company to solidify its position as a low cost producer of high quality vessels. In the 1970's, the Company was one of the first U.S. builders of small to medium sized ships to adopt modular construction techniques. The Company now employs the latest in modular construction techniques, zone outfitting, which involves the installation of pipe, electrical wiring and other systems at the modular stage, thereby reducing construction time while at the same time simplifying systems integration and improving quality. The Company also uses panel line fabrication for efficiently attaching stiffeners to shell and bulkheads, computerized plasma arc metal cutting for close tolerances and automated sandblasting and painting processes for efficiency and high quality.

     The Company has capacity, with the addition of new employees, to expand production significantly at almost all of its existing shipyards. In addition, the Pascagoula shipyard, which was acquired by the Company as a closed facility in November 1995, is still in the start-up phase. The Pascagoula shipyard provides deep water access and currently has the capacity to build large vessels (up to 800 feet in length, 115 feet in width and of an unlimited height). The Company believes that the Pascagoula area offers a good supply of skilled labor and that the Pascagoula facility could become the Company's largest shipyard. The Company estimates that capital expenditures totaling approximately $4 million to $5 million will be required during fiscal 1997 for improvements at the Pascagoula facility necessary to shift the component manufacturing function from the Gulfport facility to Pascagoula and for other improvements necessary to meet existing contractual requirements. However, the Company estimates that, although not currently budgeted for fiscal 1997, additional capital expenditures totaling approximately $4 million to $5 million may be made to relocate a 115 foot wide drydock from its Gulf Repair shipyard in New Orleans to the Pascagoula yard and additional capital expenditures of approximately $8 million to $12 million may be made to permit the Pascagoula facility to offer large vessel construction, repair and conversion services and drilling rig construction. The Company also may reopen its shipyard in Panama City, Florida late in fiscal 1997, if justified by customer demand. The Panama City shipyard has been idle since its acquisition by the Company in October 1992. The Company estimates that initial capital expenditures totaling approximately $3 million would be necessary to reopen the Panama City facility.

     The following chart contains certain information, as of June 30, 1996, regarding each of the Company's shipyards.


                                                                    PRIMARY PRODUCTS/              CURRENT        MAXIMUM
     SHIPYARD             LOCATION        DATE ACQUIRED               OPERATIONS(1)               EMPLOYEES     EMPLOYEES(2)
- ------------------    ----------------    --------------    ----------------------------------    ---------     ------------
Equitable             New Orleans, LA     December 1972     Patrol Boats; Yachts;                     354             500
                                                            Crew Boats; Manufacturing of
                                                            Components for Other
                                                            Company Shipyards
Gretna                Harvey, LA          December 1980     Offshore Barges; Minor                    185             250
                                                            Repairs; Gas Freeing and
                                                            Cleaning
Halter Moss Point     Moss Point, MS      October 1983      Oceanographic Survey and                  359             450
                                                            Research Ships; Other
                                                            Specialized Navy Vessels;
                                                            Offshore Support Vessels;
                                                            Large Ferries
Lockport              Lockport, LA        October 1983      Tug Boats; Offshore Deck                  273             300
                                                            Barges; Offshore Support
                                                            Vessels; Patrol Boats
Moss Point Marine     Escatawpa, MS       August 1987       Ferries; Large Offshore Tug               328             400
                                                            Boats; Landing Craft;
                                                            Offshore Support Vessels
Gulfport              Gulfport, MS        December 1991     Roll On-Roll Off Ramps for                413             500
                                                            U.S. Government; Inland Double
                                                            Hull Tank Barges; Inland Hopper
                                                            Barges; Manufacturing of
                                                            Components for Other Company
                                                            Shipyards; Offshore Deck Barges
Panama City           Panama City, FL     October 1992      Idle; To be Reopened                        1             400
                                                            (Depending on Market
                                                            Conditions)
Gulf Coast            Pearlington, MS     October 1994      Offshore Container and Deck               232             250
Fabrication                                                 Barges; Offshore Double Hull
                                                            Tank Barges; Repair and
                                                            Conversion
Gulf Repair           New Orleans, LA     July 1995         Repairs; Offshore Deck Barges             238             220
Pascagoula            Pascagoula, MS      November 1995     Offshore Support Vessels;                 214             400
                                                            Oceanographic Survey and Research
                                                            Ships; Containerships; Repairs;
                                                            Offshore Double Hull Tank Barges
                                                                                                    -----           -----
Total Number of Employees(3)                                                                        2,597           3,670
                                                                                                    =====           =====


- ---------------

(1) Includes operations currently conducted and products currently produced or contemplated to be produced at the applicable shipyard.

(2) Represents management's estimate of the maximum number of persons that could be employed at the existing plant facilities without significant expansion. For information regarding related capital expenditures, see discussion above. Because of a severe labor shortage affecting shipyards in certain portions of southern Louisiana (including the Lockport shipyard), it is doubtful that the Company could increase the number of employees at its Lockport shipyard at the present time. See "Risk Factors -- Shortage of Trained Shipyard Workers."

(3) Excludes employees at corporate headquarters and engineering employees.

  Repair and Conversion Services

     Since October 1994, the Company has acquired two shipyards that currently provide major vessel repair and conversion services. The Company's Gulf Coast Fabrication shipyard in Pearlington, Mississippi has the widest graving dock on the Gulf Coast, capable of accommodating vessels up to 140 feet in width. The Company's Gulf Repair facility in New Orleans, Louisiana has five floating dry docks capable of accommodating vessels up to 770 feet in length. Depending on demand for such services, the Company may, at some time in the future, relocate a 115 foot wide dry dock from the Gulf Repair shipyard to the Pascagoula yard in order to undertake large repair and conversion projects, such as those for large barges, cargo ships and drilling rigs. The Pascagoula shipyard provides deep water access and currently has the capacity to build large vessels (up to 800 feet in length, 115 feet in width and of an unlimited height). The Company also performs minor vessel repairs at its Gretna facility in Harvey, Louisiana, where it has two graving docks.

     The enactment of OPA '90 has created a demand for retrofitting existing offshore barges to double hulls to comply with the law's single hull phase-out requirements (in addition to the construction of new double hull vessels complying with OPA '90). Additionally, demand for vessel repair and conversion services has increased in recent years as vessel owners have attempted to extend the useful lives of offshore barges and offshore support vessels, as a significant portion of their fleets approach the end of their useful lives. Management believes that the Company is well positioned to benefit from these demand trends and that these trends should continue for at least the next ten years.

  Other Services

     The Company offers 24-hour a day vessel parts supply service to its customers throughout the world and offers crew training services in the customers' native languages. At its Gretna yard, the Company also offers gas freeing and cleaning services for vessels that carry fuels or other hazardous cargos. See "-- Regulation -- Environmental Regulation."

PRINCIPAL PRODUCTS


     The Company manufactures a variety of small and medium sized vessels principally for the commercial and governmental markets. Certain of the principal types of vessels manufactured by the Company are described below.


  Governmental Vessels


     The Company builds several types of vessels for the U.S. Navy. Oceanographic survey and research ships are built by the Company to study and explore the ocean and its phenomena. These vessels are built to meet demanding performance and reliability criteria as well as critical noise, vibration and shock parameters. Oceanographic survey and research ships range in length from 210 feet to 325 feet and range in price from $8 million to $70 million. The Company also constructs patrol boats for the U.S. Navy, which range in length from 26 feet to 120 feet and range in price from $300,000 to $10 million. After head-to-head competition between a Company prototype vessel and vessels from several competitors, a Company vessel was selected as the new Mark V high speed special operations craft for the U.S. Navy Seal and Special Operations Forces. These 45 knot special operations craft are 82 feet in length and sell for approximately $5 million. As of July 31, 1996, the Company had two patrol craft under construction for the U.S. Navy.


     The U.S. Navy has options to purchase, over a period of years, up to an additional two oceanographic survey and research ships and 12 Mark V patrol craft. The continuation of any U.S. Navy shipbuilding program is dependent upon the continuing availability of Congressional appropriations for that program. Because Congress usually appropriates funds on a fiscal year basis, funds may never be appropriated to permit the U.S. Navy to exercise options that have been awarded. In addition, even if funds are appropriated, the U.S. Navy is not required to exercise the options. With the end of the Cold War and the pressure of domestic budget constraints, overall U.S. Navy spending for new vessel construction has declined significantly since 1991 (from 88 vessels in 1990 to 46 in 1995). Although the Company believes that the small to medium sized U.S. Navy vessels for which it competes are less likely to be cut back and, in some cases, do not require specific Congressional appropriations, the Company generally expects revenues and gross profit attributable to its current and any future U.S. Navy contracts to decline over the next several years.

     The Company believes that its relationship with the U.S. government is good. Since 1989, the U.S. Navy has chosen the Company to complete construction on certain vessels pursuant to three contracts that were originally awarded to other shipyards, and which in the aggregate totaled over $250 million in value.


     The Company constructs 78 foot patrol craft fast ("PCFs") for foreign navies. The Company has delivered 36 of these boats to the Philippine and Saudi Arabian governments. As of July 31, 1996, the Company had three PCFs under construction for the government of Sri Lanka and had outstanding options from such customer for three additional PCFs.


     Company-built passenger/vehicle ferries are used by governmental operators on all three U.S. coasts. These vessels range in length from 90 feet to 383 feet and range in price from $1 million to $76 million. The Company recently commenced construction on a 383 foot ferry for the State of Alaska. In 1995, the Company developed and model-tested an "E-Cat" catamaran ferry to carry passengers on lakes, bays, sounds and other partially protected waters. When built, the E-Cat will be a high speed, low wake, fuel efficient vessel that will carry 150 to 240 passengers at 30 knots and produce only minimal wake.

  Offshore Barges

     The Company builds a variety of offshore barges, including tank, container and deck barges. Contract prices for barges range from $1 million to $25 million. The Company's barges are used by operators to carry large cargo such as liquefied petroleum gas, molten sulfur, propane, butane, propylene, heavy oil, phenol, jet fuel and other petroleum products as well as commodities including grain, coal, wood products, containers and rail cars. Other barges function as pipe laying barges, drilling barges, cement unloaders and split-hull dump scows. The Company's barges range from 110 feet to 580 feet in length, with as many cargo tanks, decks and support systems as necessary for the barge to be used for its intended function.


     The Company has positioned itself to benefit from the expected increase in offshore tank barge construction and conversion. Demand for double hull barges has been created by OPA '90, which generally requires U.S. and foreign vessels carrying fuel and certain other hazardous cargos and entering U.S. ports to have double hulls by 2015. Operators will be required either to retrofit existing vessels or construct new double hull vessels in order to comply with the law's single hull phase-out requirements that began January 1, 1995. The Company estimates that OPA '90 will require approximately 66 barges engaged in domestic trade to be retrofitted or replaced by 2005 and another approximately 22 such barges to be retrofitted or replaced by 2010. Demand for new vessels is also created by the aging of the worldwide fleet. According to MARAD estimates, by 2000 approximately 40% of the current world offshore tank barge fleet will be more than 25 years old and more than 20% will be at least 30 years old. During the past three years, the Company has built eight large offshore double hull tank barges, more than any other U.S. shipbuilder. The Company currently has three such barges under construction and has an outstanding option from a customer for one additional barge. In addition, the Company is bidding on a number of other substantial barge construction projects. See
"-- Regulation -- OPA '90."


  Inland Barges

     Although the Company generally is restricted under the Separation Agreement from constructing inland hopper barges and inland tank barges, the Company will construct inland hopper barges under a limited arrangement with Trinity. The Company plans to construct these barges at its Gulfport facility. The Company also will be permitted to complete the construction of eight inland double hull tank barges for which it has existing contracts. In addition, it is contemplated that the Company from time to time may construct other inland hopper barges and inland tank barges under future arrangements with Trinity. Hopper barges generally are priced at approximately $300,000 each and inland double hull tank barges generally range in price from approximately $600,000 to $1.8 million each. Because the Company Businesses do not include the construction and repair of inland hopper barges and inland tank barges, the Company's historical results of operations do not include any revenues from the construction or repair of inland hopper barges and include only the following revenues from the construction or repair of inland tank barges: $7.6 million, $13.3 million and $26.2 million for fiscal years 1994, 1995 and 1996, respectively. The Company's gross profit (loss) from such activities was ($0.6) million, ($0.9) million and $3.1 million for fiscal years 1994, 1995 and 1996, respectively. See "Certain Transactions and Related Arrangements -- Arrangements Between the Company and Trinity -- Inland Barge Arrangements."

  Offshore Support Vessels

     The offshore support vessels built by the Company serve oil and gas drilling and production facilities and support offshore construction and maintenance work. The Company's supply boats range from 85 feet to 254 feet in length with conventional or diesel electric power and feature functional pilot houses with unencumbered visibility and large aft decks with high cargo capacities. In addition to transporting deck cargo, such as pipe or drummed materials, supply boats transport liquid mud, potable water, diesel fuel, dry bulk cement and dry bulk mud. Supply boats constructed by the Company range from standard supply boats to multi-purpose sophisticated ships with high horsepower and bollard pull, automated controls, dynamic positioning, controllable pitch propellers, articulated rudders, Kort nozzles and any type of auxiliary, deck or towing equipment. Anchor handling tugs and anchor handling tug supply boats constitute a separate class of offshore support vessels. These vessels have more powerful engines and deck mounted winches and are capable of towing and positioning offshore drilling rigs and their anchors as well as providing supply vessel services.


     The Company has built more offshore support vessels to service oil and gas drilling rigs and production platforms than any shipbuilder in the United States. The Company has built a total of 534 offshore support vessels from 1965 through 1995 (including 272 built from 1978 through 1984), which the Company believes account for approximately 25% of the world fleet of offshore support vessels manufactured during such period. Vessels built by the Company and known to be in service represented, as of March 31, 1996, approximately 34% of the 395 total offshore support vessels operated by the two largest worldwide fleet operators. As a result of the severe downturn in the oil and gas industry in the mid-1980's, there has been very limited construction of offshore support vessels in the United States since 1985. During the period from 1985 through 1995, the Company built eight new 200-foot or longer offshore support vessels, more than any other U.S. shipbuilder. The Company's offshore support vessel manufacturing activities during this period have enabled it to gain a competitive advantage through experience with recent advances in vessel engineering and construction techniques. The Company currently has eight offshore support vessels under contract, of which six contracts have been entered into since July 1, 1996. The Company also has outstanding options for eight additional vessels, including seven from one customer, and is bidding on a number of substantial potential orders for such vessels.



     The Company expects that substantial orders for new offshore support vessels may be made in the next several years due to the need for larger offshore support vessels to service deep water oil and gas exploration and production activities, the substantial worldwide fleet attrition over the past ten years and the aging of the remaining fleet. The demand for deep water (deeper than 1,000 feet) drilling services has increased substantially in recent years as a result of large reserve discoveries and technological advances which have made development and production of reserves in deepwater economically viable. A number of offshore contract drillers have entered into long-term agreements to upgrade or convert existing drilling rigs or build new drilling rigs capable of drilling in deep water. The Company believes that the increase in drilling activity in deep water will require the construction of larger, more powerful offshore support vessels. The Company believes that the number of offshore support vessels available for service worldwide decreased substantially during the last ten years. The number of such vessels available for service in the Gulf of Mexico decreased from a peak of approximately 700 in 1985 to approximately 270 in July 1996. A majority of the offshore support vessels currently in service worldwide are 16 or more years old and a majority of the others are between 11 and 16 years old. As these vessels age, maintenance, repair and vessel certification costs increase significantly and eventually require their replacement. New offshore support vessels incorporating advances in engineering, technology and outfitting are expected to cost between $6 million and $25 million each depending on the vessel's size and capabilities. The timing of the expected upturn in the offshore support vessel market will depend principally upon conditions in the offshore oil and gas industry, particularly an increase in drilling activity and dayrates for offshore support vessels, which in turn depend upon oil and gas prices. Because of its extensive experience in manufacturing offshore support vessels and its ability to expand its production at its existing shipyards, the Company believes it is well positioned to take advantage of the expected upturn in the offshore support vessel business.

  Tug Boats

     The Company builds tug boats for towing and pushing, anchor handling, mooring and positioning, dredging assistance, tanker escort, port management, shipping, piloting, fire fighting and salvage. For each offshore barge that is built in the United States pursuant to OPA '90, a tug boat is generally added to the purchaser's fleet. Tug boats are built with two or three engines, standard propellers, controllable pitch propellers, azimuthing Z-drives, cycloidal propulsion and with or without steerable or fixed nozzles. Tug boats range from 85 feet to 155 feet in length and range in price from $2 million to $12 million. The Company has built some of the world's largest, most powerful tug boats fitted with Voith-Schneider cycloidal propulsion units.

  Yachts

     In response to increased demand, the Company has begun placing a greater emphasis on its custom yacht business and has increased its marketing efforts, added a separate engineering department and improved its yacht construction facilities. The Company is currently one of three U.S. shipbuilders that currently build yachts over 150 feet in length. The Company either can custom build a yacht or construct a yacht in accordance with a customer's specifications and to the certification and survey requirements of the American Bureau of Shipping. In building a yacht, the Company uses technology developed by it in the engineering and construction of high speed military patrol boats and special purpose vessels. Advanced techniques of acoustic insulation, noise/vibration reduction and diesel/electric propulsion have all been utilized in yachts built by the Company. Construction is available in aluminum, steel, fiberglass, composites and any combination of those materials. Interior outfitting and finishing are completed by the shipyard and specialized sub-contractors working under the supervision of the Company. The Company has built yacht tenders from 30 feet in length and has completed repairs and conversions of super yachts that are up to 260 feet in length. The Company recently was awarded contracts for the construction of two 155 foot mega yachts and one 118 foot mega yacht.

  Inland Tow Boats


     Inland tow boats are used by waterway operators to push inland barges. The Company manufactures a full line of tow or push boats. The Company offers the complete line of the St. Louis Ship designs, including the "Super Hydrodyne" hull shapes optimized for push towing service on river systems and the Nashville Bridge, "NABRICO" tow boat design. Seventy-two vessels based on the Company's Hydrodyne hulls have been delivered to owners since 1959. Inland tow boats range from 70 feet to 200 feet in length and range in price from $1.3 million to $13 million. The Company recently completed the tow boat "Mississippi" for the U.S. Army Corp of Engineers, which is the fifth largest tow boat operating in the United States today.


  Miscellaneous

     In addition to the vessels described above, the Company has built crew boats, excursion and casino vessels and barges, fire/rescue, pollution control and oil recovery vessels, utility boats and fishing trawler processors, and other small to medium sized vessels. From time to time, the Company has performed work as a subcontractor.

PRINCIPAL CUSTOMERS


     In fiscal 1996, revenues from contracts with the U.S. Navy accounted for approximately 47.3% of consolidated contract revenue earned. The Company builds several types of vessels for the U.S. Navy, including oceanographic survey and research ships and patrol boats. The continuation of any U.S. Navy shipbuilding program is dependent upon the continuing availability of Congressional appropriations for that program. With the end of the Cold War and the pressure of domestic budget constraints, overall U.S. Navy spending for new vessel construction has declined significantly since 1991. See "-- Principal Products -- Governmental Vessels." No other customer generated revenues that accounted for more than 10% of consolidated contract revenue earned in fiscal 1996.

     In fiscal 1995, revenues from two customers, the U.S. Navy and the Philippine government, accounted for approximately 38.8% and 10.2%, respectively, of the consolidated contract revenue earned by the Company. Revenues from the Philippine government resulted from a contract with the U.S. Navy for patrol vessels.

CONTRACT PROCEDURE, STRUCTURE AND PRICING

     The Company's contracts for vessels generally are obtained through a competitive bidding process. A potential buyer ordinarily provides specifications and performance criteria for a proposed vessel and will invite numerous shipbuilders to place bids for the construction of the vessel. After being invited to place a vessel bid, the Company generally assigns a team of specialists from its estimating department and its engineering or research and development department to project costs of completion. Management then determines the applicable profit margin and finalizes the bid. All contracts for the construction and conversion of U.S. Navy vessels are subject to competitive bidding. As a safeguard to anti-competitive bidding practices, the U.S. Navy has recently employed the concept of "cost realism," which requires that each bidder submit information on pricing, estimated costs of completion and anticipated profit margins. The U.S. Navy uses this and other data to determine an estimated cost for each bidder. The U.S. Navy then reevaluates the bids by using the higher of the bidder's and the U.S. Navy's cost estimates.

     The Company makes a large number of bids in the commercial market. However, in the case of U.S. government contracts for which the bidding process is significantly more detailed and costly, the Company tends to be far more selective regarding the projects on which it chooses to bid. As a result of this selectivity, the Company has been awarded contracts with respect to approximately 50% of the U.S. government projects on which it has made bids during the period from fiscal 1990 to 1996.


     Most of the contracts entered into by the Company, whether commercial or governmental, are fixed-price contracts under which the Company retains all cost savings on completed contracts but is also liable for the full amount of all cost overruns. Historically, cost overruns on fixed price contracts have not been a significant problem for the Company. See "Risk Factors -- Risks Associated with Contractual Pricing in the Shipbuilding Industry."


     A limited number of the Company's contracts with the U.S. Navy are fixed-price incentive contracts, which provide for sharing between the government and the Company of cost savings and cost overruns based primarily on a specified formula that compares the contract target cost with actual cost. In addition, such fixed-priced incentive contracts generally provide for payment of escalation of costs based on published indices relating to the shipbuilding industry. Although all cost savings are shared under fixed-price incentive contracts, costs overruns in excess of a specified amount must be borne entirely by the Company. Under government regulations, certain costs, including certain financing costs, portions of research and development costs and certain marketing expenses, are not allowable costs under fixed-price incentive contracts. The only current U.S. Navy fixed-price incentive contracts of the Company relate to three oceanographic survey and research ships. One of these vessels is close to completion, and the two others have been launched and are scheduled for delivery in the third quarter of fiscal 1997.

     Contracts with the U.S. Navy are subject to termination by the government either for its convenience or upon default by the Company. If the termination is for the government's convenience, the contracts provide for payment upon termination for items delivered to and accepted by the government, payment of the Company's costs incurred plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit.

     Although varying contract terms may be negotiated on a case-by-case basis, commercial contracts entered into by the Company ordinarily provide for a down payment in a negotiated amount, with five or more progress payments at various stages of construction and a final payment upon delivery, which final payment may be subject to deductions if the vessel fails to meet certain performance specifications based on tests conducted by the Company prior to delivery. U.S. Navy contracts typically provide for bi-weekly progress payments. Some foreign governments have small warranty reserve holdbacks which are payable at the end of the warranty period.

     Under commercial contracts, the Company generally provides either a six month or one year warranty with respect to workmanship. In the majority of commercial contracts, the Company does not warrant materials acquired from its suppliers but, instead, passes through the suppliers' warranties to the customer. The Company's government contracts typically contain one year warranties covering both materials and workmanship. Expenses of the Company to fulfill warranty obligations have not been material in the aggregate.

BONDING AND GUARANTEE REQUIREMENTS


     A significant portion of the Company's existing contracts for the construction, repair or conversion of vessels require that the Company's performance be guaranteed by Trinity or by a surety company or other third party pursuant to a contract bid or performance bond, letter of credit or similar obligation. Generally, contracts with state or local governments require contract bid or performance bonds and foreign governmental contracts generally require bank letters of credit or similar obligations. Commercial contracts may require contract bid and performance bonds if requested by the customer. As of July 31, 1996, Trinity had guaranteed contract performance obligations of the Company in the aggregate amount of approximately $66.1 million, and the Company had outstanding contract bid and performance bonds, letters of credit and similar obligations issued by third parties, with Trinity as the obligor, with an aggregate face amount of approximately $74.9 million. These guarantees, bonds, letters of credit and similar obligations, totalling approximately $141.0 million, will remain in effect after the Offering until the obligations expire, and the Company will be obligated to indemnify Trinity against any liability under such obligations. For the protection of Trinity in the event that Trinity is called upon to satisfy any such obligations, Trinity will be granted security interests in certain assets of the Company which relate to the Company contracts from which such obligations arise and will possess rights to complete performance of any such contract on behalf of the Company in the event of nonperformance by the Company. Such rights and remedies are similar to the rights possessed by surety companies that have issued performance bonds on behalf of the Company. See "Certain Transactions and Related
Arrangements -- Arrangements Between the Company and Trinity -- Performance Bond and Guarantee Arrangements."


     After the Offering, it is anticipated that Trinity will not provide any further credit or other financial support to the Company. From time to time after the Offering, the Company will need to continue to obtain contract bid and performance bonds, letters of credit and similar obligations in connection with its business. As a result of the discontinuance by Trinity of financial support of the Company, such bonding and other arrangements may increase. Although the Company believes that it will be able to obtain contract bid and performance bonds, letters of credit and similar obligations on terms it regards as acceptable, there can be no assurance it will be successful in doing so. In addition, the cost of obtaining such bonds, letters of credit and similar obligations may increase. See "Risk Factors -- Certain Financial Requirements; Absence of Trinity Financial Support."

ENGINEERING

     Customers can select from standard configurations, modify standard configurations or have the Company build to the customer's specifications or design. The Company can utilize, at its customer's request, advanced technology to create a computer generated model of the vessel that allows the customer to "walk through" the entire vessel. All major equipment and machinery is in place, in scale, in the computer model. The Company believes that generating this type of computer model helps to prevent engineering mistakes and costly re-work or change orders and helps to ensure the vessel's functionality and ergonomics.

     The Company maintains a large marine engineering department, consisting of approximately 140 employees, 45 of whom are engineers or naval architects. The Company has developed and produced several innovative vessels. Together with a joint venture partner, the Company developed and produced the first governmental and commercial use surface effect ships in the United States. The joint venture is no longer in existence. The Company also built the first gas turbine and diesel powered water jet crew boat. The Company has built more small and medium sized vessels with diesel electric propulsion than any other U.S. shipbuilder. MARAD and the U.S. Department of Defense have teamed with the Company to develop a 23,000 ton container/bulk carrier, a medium sized multi-purpose ship and a high-speed, low wake, fuel efficient passenger ferry. Additionally, after head-to-head competition between a Company prototype vessel and vessels from several competitors, a Company vessel was selected as the new 82 foot, 45 knot Mark V high speed special operations craft for U.S. Navy Seal and Special Operations Forces personnel.

MATERIALS AND SUPPLIES


     The principal materials used by the Company in its shipbuilding, conversion and repair businesses are standard steel shapes, steel plate and paint. Other materials used in large quantities include aluminum, steel pipe, electrical cable and fittings. The Company also purchases component parts such as propulsion systems, boilers, generators and other equipment. All these materials and parts are currently available in adequate supply from domestic and foreign sources. The Company's Equitable and Gulfport shipyards are located on rail lines and typically obtain materials and supplies by rail, truck or barge. The remainder of the Company's shipyards ordinarily obtain materials and supplies by truck. The Company seeks to obtain favorable pricing and payment terms for its purchases by coordinating purchases among all of its shipyards and buying in large quantities. The Company has not engaged, and does not presently intend to engage, in hedging transactions with respect to its purchase requirements for materials. In the past, as a result of the Company's relationship with Trinity, the Company has been able to purchase steel at favorable prices relative to those available to shipbuilders in general. While management believes that the Company will continue to be able to obtain steel at relatively favorable prices, there can be no assurance that this will be the case. See "Risk Factors -- Lack of Independent Operating History."


MANUFACTURING PROCESS

     Once a contract has been awarded to the Company, a project manager is assigned to supervise all aspects of the project from the date the contract was signed through delivery of the vessel. The project manager oversees the engineering department in its completion of the vessel's drawings and supervises the planning of the vessel's construction. The project manager also oversees the purchasing of all supplies and equipment needed to construct the vessel, as well as the actual construction of the vessel.

     The Company constructs each vessel from flat steel, which is then fabricated by yard workers into the necessary shapes to construct the hull and vessel superstructure. Component parts, such as propulsion systems, boilers and generators, are purchased separately by the Company and installed in the vessel. The Company utilizes job scheduling and costing systems to track progress of the construction of the vessel, which allows the customer and the Company to remain apprised of the status of the vessel's construction.


     For vessels over 150 tons, the Company generally utilizes modular construction techniques. A vessel is divided into modules of approximately 100 tons each. With the assistance of computers, separate manufacturing drawings and bills of materials are prepared for each module, and each module is separately built and fully equipped with the piping, electrical and ventilation systems and other equipment. Fully fabricated modules are cleaned, painted and transported to the building ways for erection. After the modules are welded to each other to form the ship, all piping, ventilation and other systems are connected between modules, electrical cables are strung and the ship is launched and ready for final outfitting and delivery.


SALES AND MARKETING

     The Company's marketing efforts are geographically centralized at the Company's headquarters in Gulfport, Mississippi. The Company's Sales and Marketing Department consists of a commercial marketing section, which employs six persons, and an international marketing section, which employs four persons. The Company's Government Department includes 11 persons who engage in marketing and sales activities.


COMPETITION

     Private U.S. shipbuilders generally fall into two categories: (i) the six largest shipbuilders capable of building large scale vessels for the U.S. Navy and (ii) other shipyards that build small to medium sized vessels for governmental and commercial markets. Each of the six largest shipbuilders is substantially larger than the Company. Included in the second category are ten shipbuilders, including the Company, that are capable of building vessels of 400 feet or more. This category also includes several hundred companies engaged in shipbuilding and repair activities in the United States, many of which are smaller than the Company, having one or two shipyards and specializing in the construction or repair of one or a small number of types of vessels.

     In general, during the 1990's, the U.S. shipbuilding industry has been characterized by substantial excess capacity because of the significant decline in U.S. Navy shipbuilding spending and the difficulties experienced by U.S. shipbuilders in competing successfully for international commercial projects against foreign shipyards, many of which are heavily subsidized by their governments. As a result of these factors, competition by U.S. shipbuilders for domestic commercial projects has increased significantly.

     Contracts for the construction of vessels are usually awarded on a competitive bid basis. Although the Company believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is currently a primary factor in determining which qualified shipbuilder is awarded a contract.

     The U.S. shipbuilding industry has two distinct markets: (i) contracts with domestic and foreign governments, principally the U.S. Navy, and (ii) commercial contracts for domestic and international customers.

     The Company does not compete for U.S. Navy large vessel construction projects. The Company generally competes for U.S. government shipbuilding contracts on small to medium sized vessels principally with approximately six to 12 U.S. shipbuilders, which occasionally includes one or more of the six largest shipbuilders. The number and identity of competitors on particular projects vary greatly, depending on the type of vessel and size of project. The Company competes for foreign government shipbuilding contracts principally with numerous shipyards in several countries, many of which are heavily subsidized by their governments. Competition for both U.S. and foreign government contracts is intense.

     Most of the commercial ships built in the United States since 1981 have been constructed principally for domestic customers operating under the Jones Act requirement that all vessels transporting products between U.S. ports be constructed by U.S. shipyards. From time to time Congressional proposals have been introduced in the past, and may be introduced in the future, in order to repeal the Jones Act and eliminate the competitive advantages it affords to U.S. shipbuilders. See "Risk Factors -- Legislative Proposals to Rescind Provisions of Jones Act."

     In recent years, U.S. commercial shipbuilding opportunities have been enhanced by two legislative initiatives. OPA '90 generally requires certain U.S. and foreign vessels carrying fuel or other hazardous cargos and entering U.S. ports to have double hulls by 2015. OPA '90 establishes a phase-out schedule that began January 1, 1995 for all existing single hull vessels based on the vessel's age and gross tonnage. This law has created a demand for the retrofitting of existing single hull vessels and the construction of new double hull vessels as operators upgrade their fleets to comply with the law. See
"-- Regulation -- OPA '90."

     In addition, opportunities for U.S. shipyards to build foreign-flagged vessels for foreign owners were significantly increased in late 1993, when Congress amended Title XI of the Merchant Marine Act of 1936. As a result of these amendments, MARAD was authorized to guarantee loan obligations of foreign owners for foreign-flagged vessels that are built in U.S. shipyards on terms generally more advantageous than available under guarantee or subsidy programs of foreign countries. Under a trade accord (the "OECD Accord"), which was negotiated in December 1994, among the United States and other major shipbuilding nations, the Title XI guarantee program will be required to be amended, if the OECD Accord is ratified by the United

States, to eliminate the competitive advantages provided by the 1993 amendments. See "-- Regulation -- Title XI Loan Guarantee Amendments and OECD."

     The OECD Accord would virtually eliminate all direct and indirect government shipbuilding subsidies, which should significantly improve the ability of U.S. shipbuilders to compete successfully for international commercial contracts with foreign shipbuilders, many of which are heavily subsidized by their governments. Some of the subsidies range as high as 25% of the vessel construction cost. The ability of U.S. shipbuilders to compete effectively with subsidized foreign shipbuilders for commercial contracts has been greatly impaired since the termination in 1981 of the U.S. construction differential subsidy program, which had provided subsidies to U.S. shipbuilders with respect to the construction of vessels for international markets. See "Regulation -- Title XI Loan Guarantee Amendments and OECD."

     The Company competes for domestic commercial shipbuilding contracts principally with approximately ten to 15 U.S. shipbuilders. The number and identity of competitors on particular projects vary greatly, depending on the type of vessel and size of project. The Company competes for foreign commercial shipbuilding contracts principally with numerous shipyards in several countries, many of which are heavily subsidized by their governments. Competition for both U.S. and foreign commercial contracts is intense.

INSURANCE

     Trinity has maintained, on behalf of the Company, insurance against property damage caused by fire, explosion and similar catastrophic events that may result in physical damage or destruction to the Company's premises or properties. Trinity has also maintained, on behalf of the Company, general liability and product liability insurance in amounts it deemed appropriate for the Company's business. It is contemplated that on or prior to the consummation of the Offering, the Company will secure its own property, general liability and product liability insurance in replacement of the insurance formerly maintained by Trinity.

EMPLOYEES

     As of June 30, 1996, the Company had 2,769 employees, of which 313 were salaried and 2,456 were employed on an hourly basis. None of the Company's employees is represented by any collective bargaining unit. Management believes that the Company's relationship with its employees is good. Most of the Company's shipyards have implemented in-house training programs or participate in training programs through local vocational-technical schools.

REGULATION

  Environmental Regulation

     The Company is subject to extensive and changing Environmental Laws, including laws and regulations that relate to air and water quality, impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage and disposal of toxic and hazardous wastes. Stringent fines and penalties may be imposed for non-compliance with these Environmental Laws. Additionally, these laws require the acquisition of permits or other governmental authorizations before undertaking certain activities, limit or prohibit other activities because of protected areas or species and impose substantial liabilities for pollution related to Company operations or properties.

     The Company's operations are potentially affected by the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"). CERCLA (also known as the "Superfund" law) imposes liability (without regard to fault) on certain categories of persons for particular costs related to releases of hazardous substances at a facility into the environment and for liability for natural resource damages. Categories of responsible persons under CERCLA include certain owners and operators of industrial facilities and certain other persons who generate or transport hazardous substances. Liability under CERCLA is strict and generally is joint and several. Persons potentially liable under CERCLA may also bring a cause of action against certain other parties for contribution. In addition to CERCLA, similar state or other Environmental Laws may impose the same or even broader liability for the discharge, release or the mere presence of certain substances into and in the environment.

     In the 1980's, the Company was identified as a Potentially Responsible Party or "PRP" under CERCLA at the Dutchtown Oil Treatment site ("Dutchtown Site") in Dutchtown, Louisiana because it allegedly sent hazardous substances from its Gretna shipyard to that site for disposal. The Dutchtown Site is on the National Priorities List under CERCLA. The Company signed a consent decree with other PRPs in 1989 to settle its liability and spent approximately $800,000 remediating the Dutchtown Site. Remediation is complete at the Dutchtown Site.


     Because industrial operations have been conducted at some of the Company's properties by the Company and previous owners and operators for many years, various materials from these operations might have been disposed of at such properties. This could result in obligations under Environmental Laws, such as requirements to remediate environmental impacts. During the last five years, the Company has been remediating environmental impacts from historical waste disposal practices at the Company's Gretna shipyard in Harvey, Louisiana. These disposal practices (including the alleged shipments to the Dutchtown Site) relate to practices of previous owners in connection with the Gretna shipyard's tank cleaning and gas-freeing operations. The Company, which discontinued such disposal practices shortly after the shipyard's acquisition, has spent approximately $4 million during the past five years on this remediation under the direction of the Louisiana Department of Environmental Quality. The Company believes that it has completed all remediation requirements for this site, including post-remediation groundwater monitoring requirements. Within the next few months, the Company will submit the final groundwater sampling and analysis results to the Louisiana Department of Environmental Quality and will request that the State of Louisiana provide written confirmation that the Company has completed all remediation requirements for the site. There could be additional environmental impact from historical operations at the Company's properties that require remediation under Environmental Laws in the future. However, the Company currently is not aware of any such circumstances that are likely to result in any such impact under Environmental Laws.


     The Company performs a tank cleaning and gas-freeing operation at its Gretna facility that involves removal of residual fumes from vapor spaces in barges. There are risks associated with the operation, including possible explosion and emission of hazardous substances to the environment.


     An example of an Environmental Law impacting the Company is the federal Resource Conservation and Recovery Act ("RCRA"). RCRA and similar state laws regulate the generation, treatment, storage, disposal, and other handling of solid wastes, with the most stringent regulations applying to solid wastes that are considered hazardous wastes. RCRA also may impose stringent requirements on the closure, and the post-closure care, of facilities where hazardous waste was treated, disposed of or stored. The Company generates solid waste, including hazardous and non-hazardous waste, in connection with its routine operations. Management believes that the Company's wastes are handled properly under RCRA.


     Another Environmental Law impacting the Company's operations is the federal Clean Air Act. Amendments in 1990 to this act resulted in numerous changes that could increase the Company's capital and operational expenses after the Environmental Protection Agency and similar state agencies fully implement regulations authorized by the amendments. Although the Company does not expect these Clean Air Act amendments to result in material expenses at its properties, the amount of increased expenses, if any, resulting from such amendments is not presently determinable. There can be no assurance that the Company will not incur material expenses in connection with these amendments in the future.


     Although no assurances can be given, management believes that the Company and its operations are in compliance in all material respects with all Environmental Laws. However, stricter interpretation and enforcement of Environmental Laws (including the Clean Air Act) and compliance with potentially more stringent future Environmental Laws could materially and adversely affect the Company's operations.


  Health and Safety Matters

     The Company's facilities and operations are governed by laws and regulations, including the federal Occupational Safety and Health Act, relating to worker health and workplace safety. The Company believes that appropriate precautions are taken to protect employees and others from workplace injuries and harmful exposure to materials handled and managed at its facilities. While it is not anticipated that the Company will be required in the near future to expend material amounts by reason of such health and safety laws and regulations, the Company is unable to predict the ultimate cost of compliance with these changing regulations.

  Jones Act


     The Jones Act requires that all vessels transporting products between U.S. ports must be constructed in U.S. shipyards, owned and crewed by U.S. citizens and registered under U.S. law, thereby eliminating competition from foreign shipbuilders with respect to vessels to be constructed for the U.S. coastwise trade. Many customers elect to have vessels constructed at U.S. shipyards, even if such vessels are intended for international use, in order to maintain flexibility to use such vessel in the U.S. coastwise trade in the future. A legislative bill seeking to substantially modify the provisions of the Jones Act mandating the use of ships constructed in the United States for U.S. coastwise trade has been introduced in Congress. Similar bills seeking to rescind or substantially modify the Jones Act and eliminate or adversely affect the competitive advantages it affords to U.S. shipbuilders have been introduced in Congress from time to time and are expected to be introduced in the future. Although management believes it is unlikely that the Jones Act requirements will be rescinded or materially modified in the foreseeable future, there can be no assurance that such will not occur. Many foreign shipyards are heavily subsidized by their governments and, as a result, there can be no assurance that the Company would be able to effectively compete with such shipyards if they were permitted to construct vessels for use in the U.S. coastwise trade.


  OPA '90


     Demand for double hull carriers has been created by OPA '90, which generally requires U.S. and foreign vessels carrying fuel and certain other hazardous cargos and entering U.S. ports to have double hulls by 2015. OPA '90 establishes a phase-out schedule that began January 1, 1995 for all existing single hull vessels based on the vessel's age and gross tonnage. The Company estimates that OPA '90 will require approximately 66 barges engaged in domestic trade to be retrofitted or replaced by 2005 and another approximately 22 such barges to be retrofitted or replaced by 2010. Demand for new vessels is also created by the aging of the worldwide fleet. According to MARAD estimates, by 2000 approximately 40% of the current world offshore tank barge fleet will be more than 25 years old and more than 20% will be at least 30 years old. New offshore double hull tank barges generally range in cost between $6 million and $25 million each.



     OPA '90's single hull phase-out requirements may be deemed to apply to oil and gas industry supply vessels over 500 gross tons operated in U.S. waters. All offshore support vessels presently in operation in U.S. waters either are less than 500 gross tons or have received a Congressional waiver exempting such vessels from the OPA '90 double hull requirements. Proposed New Offshore Support Vessel Legislation, which is currently pending in Congress, would impose, in lieu of the OPA '90 double hull requirements, certain less onerous standards for the construction of supply vessels operated in U.S. waters. There can be no assurance as to when the New Offshore Support Vessel Legislation will be enacted into law, if at all, or that the New Offshore Support Vessel Legislation, if enacted, will not differ materially from its current form. Management believes that the current uncertainty regarding construction standards has caused certain operators to postpone placing new orders for offshore support vessels in excess of 500 gross tons.


  Title XI Loan Guarantee Amendments and OECD

     In late 1993, Congress amended the loan guarantee program under Title XI of the Merchant Marine Act of 1936, to permit MARAD to guarantee loan obligations of foreign vessel owners. As a result of these amendments, MARAD was authorized to guarantee loan obligations of foreign owners for foreign-flagged vessels that are built in U.S. shipyards on terms generally more advantageous than available under guarantee or subsidy programs of foreign countries. Under the OECD Accord, which was negotiated in December 1994, among the United States, the European Union, Finland, Japan, Korea, Norway and Sweden (which collectively control over 75% of the market share for worldwide vessel construction), the Title XI guarantee program will be required to be amended, once the OECD Accord is ratified by the United States, to eliminate the competitive advantages provided by the 1993 amendments to Title XI. In December 1995, a subcommittee of the Ways and Means Committee of the U.S. House of Representatives passed a bill providing for the implementation of the OECD Accord and elimination of the competitive advantages provided by the 1993 amendments to Title XI. To date, such bill has not been approved by either the U.S. House of Representatives or the U.S. Senate.


     If the OECD Accord is ratified by the U.S. and Japan (the only remaining parties to the OECD Accord that have not yet ratified the OECD Accord), the OECD Accord would virtually eliminate all direct and indirect governmental shipbuilding subsidies by the party nations. Despite the fact that the OECD Accord will require the elimination of the competitive advantages provided to U.S. shipbuilders by the 1993 amendments to Title XI, management believes that the OECD Accord should significantly improve the ability of U.S. shipbuilders to compete successfully for international commercial contracts with foreign shipbuilders, many of which currently are heavily subsidized by their governments. Some of the governmental subsidies to foreign shipbuilders currently range as high as 25% of the vessel construction cost. At this time, the Company is unable to predict whether the OECD Accord will be ratified by the U.S. and Japan.


PROPERTIES

  Equitable New Orleans Shipyard

     The Equitable shipyard is located on the Industrial Canal in New Orleans, Louisiana. The yard has the capacity to build vessels up to the following dimensions: 350 foot length; 90 foot beam; 25 foot water depth; and 110 foot height. The shipyard has over 225,000 square feet of under-cover production facilities divided between a fabrication shop, mold loft, pipe shop, carpentry shop, electrical shop and a machine shop. The facility has two crawler cranes, one barge mounted crane and 12 track mounted overhead cranes. The shipyard is served by direct rail access.

  Gretna Machine & Iron Works Shipyard

     The Gretna shipyard is located in Harvey, Louisiana. The yard has the capacity to build vessels up to the following dimensions: 600 foot length; 95 foot beam; 5.5 foot water depth; and 70 foot height. The shipyard contains over 15,500 square feet of under-cover production facilities divided between a fabrication shop, mold loft, carpentry shop and electrical shop. The facility has two graving docks, one with a length of 700 feet and the other with a length of 300 feet, and has three crawler cranes, two track mounted gantry cranes and two tower cranes.

  Halter Moss Point Shipyard

     The Halter Moss Point shipyard is located in Moss Point, Mississippi. The yard has the capacity to build vessels up to the following dimensions: 400 foot length; 85 foot beam; 18 foot water depth; and 85 foot height. The facility consists of approximately 58 acres of property with 61,500 square feet of shops, offices and warehouses and 60,165 square feet of outside concrete construction platforms. The facility has six crawler cranes and six track mounted gantry cranes.

  Lockport Shipyard

     The Lockport shipyard is located in Lockport, Louisiana. The yard has the capacity to build vessels up to the following dimensions: 310 foot length; 80 foot beam; 10 foot water depth; and 68 foot height. This facility contains over 35,000 square feet of under-cover production facilities divided between a fabrication shop, mold loft, pipe shop, carpentry shop, electrical shop and a machine shop and has 46,000 square feet of outside concrete construction platforms and a 16,000 square foot warehouse. The yard has four crawler cranes and six track mounted gantry cranes.

  Moss Point Marine Shipyard

     The Moss Point Marine shipyard is located in Escatawpa, Mississippi. The yard has the capacity to build vessels up to the following dimensions: 420 foot length; 85 foot beam; 14 foot water depth; and 44 foot height. The yard contains over 35,000 square feet of under-cover production facilities divided between a fabrication shop, mold loft, carpentry shop, electrical shop and warehouse, and has 40,000 square feet of outside construction platforms. The yard has four crawler cranes and nine track mounted gantry cranes.

  Gulfport Shipyard

     The Gulfport shipyard is located in Gulfport, Mississippi and has the capacity to build vessels up to the following dimensions: 360 foot length; 80 foot beam; 12 foot water depth; and 90 foot height. The facility consists of 113 acres on Bernard Bayou Industrial Park and includes an environmentally controlled 38,000 square foot sandblasting and painting facility and 400,000 square feet of under-cover production facilities. The yard has 16,500 square feet of outside concrete erection ways, two crawler cranes, 15 track mounted overhead cranes and two truck mounted gantry cranes. The shipyard is served by direct rail access.

  Panama City Shipyard

     The Panama City shipyard is located in Panama City, Florida and contains over 35,000 square feet of under-cover production facilities divided between a fabrication shop, mold loft, carpentry shop, electrical shop and warehouse. The yard has the capacity to build vessels up to the following dimensions: 420 foot length; 75 foot beam; 14 foot water depth; and 44 foot height. The facility has not been operational since its acquisition by the Company in 1992.

  Gulf Coast Fabrication Shipyard

     The Gulf Coast Fabrication shipyard is located in Pearlington, Mississippi. The facility contains over 15,000 square feet of under-cover production facilities divided between a shear shop, mechanical shop, electrical shop and warehouse. The facility has a 460 foot graving dock. The yard has the capacity to build vessels up to the following dimensions: 460 foot length; 140 foot beam; 10 foot water depth; and unlimited height. The yard has two crawler cranes, two track mounted gantry cranes and one tower crane.

  Gulf Repair Shipyard

     The Gulf Repair shipyard is located on the Industrial Canal across from the Company's Equitable New Orleans shipyard. The facility contains 72,000 square feet of under-cover production facilities divided between a fabrication shop, pipe shop, carpentry shop, electrical shop and a machine shop. The facility has a 586 foot dry dock with 20,000 ton capacity, a 200 foot dry dock with 3,750 ton capacity, a 285 foot drydock with 3,700 ton capacity, a 162 foot drydock with 1,500 ton capacity, and a 240 foot drydock with 5,000 ton capacity. The yard has the capacity to build vessels up to the following dimensions: 325 foot length; 120 foot beam; 21 foot water depth; and 137 foot height. The yard has one crawler crane, seven track mounted gantry cranes and two barge mounted cranes.

  Pascagoula Shipyard

     The Pascagoula shipyard was acquired by the Company in 1995 and is located in Pascagoula, Mississippi. The yard consists of approximately 88 acres of property and has the capacity to build vessels up to the following dimensions:
800 foot length; 115 foot beam; 20 foot water depth; and unlimited height. The yard has over 42,000 square feet of under-cover production facilities divided between a fabrication shop, paint shop, maintenance shop, and warehouse. The yard has a 900 foot slip for wet dock work and a 300 ton shore mounted crane. The yard has three crawler cranes and two track mounted gantry cranes.

  Corporate Headquarters

     The Company's corporate headquarters are located at the same site as the Company's Gulfport shipyard. The headquarters occupy approximately 39,660 square feet of such site. The Company's engineering headquarters are located one-half mile from the corporate headquarters and contains approximately 33,600 square feet of offices and a separate secure office for classified work.

LEGAL PROCEEDINGS

     The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the Company's directors and executive officers, including their respective ages.


         NAME                          AGE                        POSITIONS
- -----------------------------------    ---     ------------------------------------------------
John Dane III......................    46      President, Chief Executive Officer and Director
Vincent R. Almerico................    56      Senior Vice President
Harvey B. Walpert..................    63      Senior Vice President
Wayne Bourgeois....................    42      Senior Vice President
Sidney C. Mizell...................    53      Senior Vice President
Anil Raj...........................    45      Senior Vice President
Keith L. Voigts....................    52      Vice President
Kenneth W. Lewis...................    57      Director (nominee)
F. Dean Phelps, Jr.................    52      Director
Rick S. Rees.......................    43      Director (nominee)
John T. Sanford....................    44      Director
Timothy R. Wallace.................    42      Director
W. Ray Wallace.....................    73      Director


     John Dane III has served as President of the Company since 1987. Mr. Dane directed the growth of the Company from four active shipyards to nine active yards and is responsible for the total management of the shipyards. Mr. Dane graduated from Tulane University with a Ph.D. in civil engineering and began his 22 year career in the marine industry by entering the junior executive training program of Halter Marine, Inc. ("Halter Marine"). He remained with Halter Marine for six years and eventually became Assistant Vice President of Production. In addition, Mr. Dane formed Moss Point Marine, Inc. in 1980, which he sold to Trinity in 1987.


     Vincent R. Almerico joined the Company in 1987 and served as the Senior Vice President of Development of the Company from 1992 to August 1996. Since August 1996, Mr. Almerico has served as Senior Vice President of Administration. Mr. Almerico was employed by Moss Point Marine, Inc. from 1984 to 1987, where he served as Vice President, Operations until it was acquired by Trinity in 1987.


     Harvey B. Walpert joined the Company in 1983 and served as Senior Vice President of Administration/Corporate Operations of the Company from 1992 to August 1996. Since August 1996, Mr. Walpert has served as Senior Vice President of Corporate Affairs. Mr. Walpert served as Project Manager at Halter Marine from 1978 until it was acquired by Trinity in 1983. From 1957 to 1978, Mr. Walpert worked in the Electric Boat Division of General Dynamics Corporation, where he served as Assistant Materials Director. Mr. Walpert graduated from Columbia University with an M.B.A. in Business and received a B.S. in Engineering from John Hopkins University. He is Chairman of the American Waterways Shipyard Conference and President of the New Orleans Chapter Navy League of the United States.

     Wayne Bourgeois joined the Company in 1987 and served as Vice President of Operations of the Company from 1994 to August 1996. Since August 1996, Mr. Bourgeois has served as Senior Vice President of Operations. From 1977 to 1987, Mr. Bourgeois was employed by Halter Marine where he served in various positions, including Shipyard General Manager.

     Sidney C. Mizell served as Vice President of Sales and Marketing of the Company from 1988 to August 1996. Since August 1996, Mr. Mizell has served as Senior Vice President of Sales and Marketing. Mr. Mizell joined Halter Marine in 1972, where he served as its Vice President of Sales from 1978 to 1980. He resigned from Halter Marine in 1980 to co-found Champion Shipyards in Pass Christian, Mississippi where he served as Vice President and General Manager. Mr. Mizell served as a Management Consultant Program Manager for Moss Point Marine, Inc. from 1982 to 1988.

     Anil Raj joined the Company in 1987 and served as Vice President of Government Projects of the Company from 1994 to August 1996. Since August 1996, Mr. Raj has served as Senior Vice President of Government Projects. Mr. Raj also serves as the Company's Small and Disadvantaged Business Liaison officer. Prior to joining the Company, Mr. Raj was an Engineering Manager for Brown & Root, a publicly held construction and fabrication company, from 1982 to 1987. Mr. Raj served as Senior Staff Naval Architect and as area manager from 1977 to 1980 and from 1980 to 1982, respectively, for Gulf Fleet Marine Corporation.

     Keith L. Voigts has served as Vice President of Finance of the Company since 1995. Mr. Voigts was employed by the accounting firm of KPMG Peat Marwick from 1965 to 1975 and was a partner of KPMG Peat Marwick from 1975 to 1991. Mr. Voigts was a director of Healthcare Communications, Inc. from 1991 to 1995 and was its Chief Financial Officer from 1994 to 1995. From 1991 to 1994, Mr. Voigts owned and managed the accounting, consulting and investments firm of The KLV Group. Mr. Voigts was a partial owner and Chairman of the consulting firm Adelson, Voigts & Associates, Inc. from 1992 to 1993. In addition, from 1992 to 1993, Mr. Voigts was a director and Vice President of Comp-U-Check, Inc., a publicly held check guarantee company. Mr. Voigts is a member of AICPA, a past director of National Association of Accountants, Chairman of the Board of Texas Information Network System and a Board Member and Vice President of Texas Computer Industry Council.


     Kenneth W. Lewis has agreed to become a director of the Company within the next 60 days. Mr. Lewis, who retired from Trinity in January 1996 after 32 years of service, was a Senior Vice President and Chief Financial Officer of Trinity.


     F. Dean Phelps, Jr. has been a director of the Company since August 1996. Mr. Phelps has served as Vice President of Trinity since 1984. Mr. Phelps joined Trinity in 1979, where he served as Corporate Controller from 1979 to 1984.


     Rick S. Rees has agreed to become a director of the Company within the next 60 days. In March 1996, Mr. Rees became President of Maritime Holdings, Inc., a holding company with operations in the offshore rig repair, modification and construction business and the industrial real estate business. From 1989 to 1996, Mr. Rees was President of Maritime Capital Corporation, a marine finance company.


     John T. Sanford has been a director of the Company since August 1996. Mr. Sanford has served as Senior Vice President of Trinity since 1996. Mr. Sanford joined Trinity in 1980, where he served as Vice President from 1984 to 1993 and as Group Vice President from 1993 to 1996.

     Timothy R. Wallace has been a director of the Company since August 1996. He is the son of Mr. W. Ray Wallace, a director of the Company. Mr. Wallace has been employed by Trinity for at least the past five years in various senior management capacities, including his current capacity as a Group Vice President and director of Trinity.

     W. Ray Wallace has been a director of the Company since August 1996. Mr. Wallace has served as President and Chief Executive Officer of Trinity since 1958 and as Chairman of the Board of Directors of Trinity since 1992. Mr. Wallace is the father of Timothy R. Wallace, a director of the Company.


     It currently is contemplated that F. Dean Phelps, Jr., John T. Sanford and Timothy R. Wallace will tender their resignations from the Company Board effective upon completion of the proposed Separation and that their replacements will be selected by the remaining members of the Company Board. Such replacements may be employees of the Company, non-employees of the Company or a combination thereof.

COMMITTEES OF THE BOARD OF DIRECTORS


     The Company has established two standing committees of the Company Board: an Audit Committee and a Compensation Committee. Effective upon their election to the Company Board, Messrs. Lewis and Rees will be the members of the Compensation Committee and the Audit Committee. The Audit Committee will review the functions of the Company's management and independent auditors pertaining to the Company's financial statements and perform such other related duties and functions as are deemed appropriate by the Audit Committee or the Company Board. The Compensation Committee will recommend to the Company Board the base salaries and incentive bonuses for the officers of the Company and will grant stock options and make other awards under the 1996 Stock Option and Incentive Plan. The Company Board does not have a standing nominating committee or other committee performing similar functions.


COMPENSATION OF DIRECTORS


     Following the consummation of the Offering, each director will receive $750 for each Company Board meeting attended and reimbursement for reasonable out-of-pocket expenses incurred in connection with attendance at such Company Board meetings or any meeting of a committee of the Company Board. In addition, each director who is not a compensated officer or employee of Trinity, the Company or their respective subsidiaries will receive a fee of $20,000 per year for serving as a director (and the Chairman of the Audit Committee and the Chairman of the Compensation Committee will receive an additional $1,000 per year for serving in those capacities) and $750 for each Audit Committee or Compensation Committee meeting attended. Directors are eligible to receive options and other awards under the Company's 1996 Stock Option and Incentive Plan. See "-- Incentive and Other Employee Benefit Plans -- 1996 Stock Option and Incentive Plan."


EXECUTIVE COMPENSATION

     The following table sets forth the compensation for fiscal 1996 awarded to or earned by the chief executive officer of the Company and the five other most highly compensated executive officers of the Company whose salary and bonus exceeded $100,000 for services rendered in all capacities.

                           SUMMARY COMPENSATION TABLE

                                                                              LONG TERM
                                                                             COMPENSATION
                                                  ANNUAL                     ------------
                                               COMPENSATION                    TRINITY
                                  ---------------------------------------       STOCK
                                                               OTHER            OPTION
            NAME AND                                          ANNUAL            AWARDS          ALL OTHER
     PRINCIPAL POSITION(1)         SALARY     BONUS(2)    COMPENSATION(3)      (SHARES)      COMPENSATION(4)
- --------------------------------  --------    --------    ---------------    ------------    ---------------
John Dane III...................  $450,000    $36,810         $48,681              --            $19,699
  President and Chief Executive
     Officer
Daniel J. Mortimer(5)...........  $337,500    $88,020              --              --            $ 4,833
  President, Gulf Coast
     Fabrication, Inc.
Vincent R. Almerico.............  $143,500    $39,833              --             800            $ 6,071
  Senior Vice President
Sidney C. Mizell................  $120,660    $61,172              --             750            $ 8,740
  Senior Vice President
Anil Raj........................  $117,720    $40,789              --             750            $ 8,671
  Senior Vice President
Harvey B. Walpert...............  $106,250    $40,789              --             800            $ 8,505
  Senior Vice President

- ---------------

(1) Represents such persons' current titles with the Company, except for Mr. Mortimer who is no longer employed by the Company.

(2) Annual incentive bonuses are paid by Trinity only upon the achievement of a predetermined financial goal set for each executive at the beginning of Trinity's fiscal year. One half (50%) of the incentive bonus is paid within 90 days after the close of Trinity's fiscal year. The remaining 50% of the incentive bonus is paid in one, two or three equal annual installments in the succeeding years provided the executive's employment with Trinity has not been terminated prior to the payment for any reason other than death, disability, retirement or a change of control of Trinity. The amounts shown for bonus in the foregoing table include the deferred installments payable to the executive in the succeeding year if still employed by Trinity at that time and were $18,405 for Mr. Dane, $0 for Mr. Almerico, $30,586 for Mr. Mizell, $20,394 for Mr. Raj and $20,394 for Mr. Walpert.

(3) An amount equal to ten percent of the salary and bonus of Mr. Dane is set aside annually pursuant to a Trinity long-term deferred compensation plan.


(4) All Other Compensation includes matching amounts under certain profit sharing plans of Trinity, automobile allowance, and in the case of John Dane III, reimbursement for medical insurance premiums.


(5) Mr. Mortimer resigned from the Company on May 31, 1996. The salary shown was paid to him between April 1, 1995 and March 31, 1996. The bonus shown represents amounts paid to him prior to leaving the Company.


     The following table sets forth certain information regarding the options ("Trinity Options") to purchase common stock, par value $1.00 per share, of Trinity ("Trinity Common Stock") granted during fiscal 1996 to the executive officers named in the Summary Compensation Table.


                      TRINITY OPTION GRANTS IN FISCAL 1996

                                           INDIVIDUAL                                           POTENTIAL
                                             GRANTS                                          REALIZABLE VALUE
                                          ------------                                      AT ASSUMED ANNUAL
                                           PERCENT OF                                         RATES OF STOCK
                                             TOTAL                                          PRICE APPRECIATION
                                            OPTIONS                                          FOR OPTION TERM
                                           GRANTED TO    EXERCISE    MARKET                 ------------------
                               OPTIONS      TRINITY      OR BASE    PRICE ON                 AT 5%     AT 10%
                               GRANTED    EMPLOYEES IN    PRICE     DATE OF    EXPIRATION    ANNUAL    ANNUAL
            NAME               (SHARES)   FISCAL YEAR     ($/SH)     GRANT        DATE       GROWTH    GROWTH
- -----------------------------  --------   ------------   --------   --------   ----------   --------   -------
John Dane III................      --           --            --         --            --         --        --
Daniel J. Mortimer...........      --           --            --         --            --         --        --
Vincent R. Almerico..........     800         0.7%        $32.50     $32.50      08/16/05    $16,000   $41,000
Sidney C. Mizell.............     750         0.6%         32.50      32.50      08/16/05     15,000    39,000
Anil Raj.....................     750         0.6%         32.50      32.50      08/16/05     15,000    39,000
Harvey B. Walpert............     800         0.7%         32.50      32.50      08/16/05     16,000    41,000

     Most of the option agreements relating to Trinity Options provide that such options may be surrendered for cash for the difference between the then market value of the shares and the option exercise price within 30 days after the acquisition of 50% or more of the outstanding shares of Trinity Common Stock pursuant to a tender or exchange offer other than one made by Trinity.

     The table below sets forth information concerning each exercise of Trinity Options during fiscal 1996 by the executive officers named in the Summary Compensation Table and the number of exercisable and unexercisable Trinity Options held by them and the fiscal year-end value of such exercisable and unexercisable options.


     AGGREGATED TRINITY OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

                                                                                           VALUE OF UNEXERCISED
                                                             NUMBER OF UNEXERCISED         IN-THE-MONEY OPTIONS
                                    SHARES                OPTIONS AT FISCAL YEAR-END        AT FISCAL YEAR-END
                                   ACQUIRED      VALUE    ---------------------------   ---------------------------
             NAME                ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- -------------------------------  ------------  ---------  -----------   -------------   -----------   -------------
John Dane III..................       --          --         88,030        103,250       $ 922,624      $ 910,841
Daniel J. Mortimer.............       --          --             --             --              --             --
Vincent R. Almerico............       --          --          9,000          5,000         119,100         39,375
Sidney C. Mizell...............       --          --          3,150          2,850          41,963         20,519
Anil Raj.......................       --          --          2,193          2,307          28,738         15,562
Harvey B. Walpert..............       --          --          2,565          1,010          42,042          5,024

INCENTIVE AND OTHER EMPLOYEE BENEFIT PLANS

  Salary and Annual Incentive Bonus

     It is contemplated that the Company will establish initial annual base salaries for Messrs. Dane, Almerico, Mizell, Raj, Bourgeois and Walpert in the amounts of $550,000, $170,000, $138,000, $138,000, $138,000 and $115,000,
respectively, effective upon completion of the Offering.

     The Company will also establish an annual incentive compensation plan for key employees under which bonuses will be paid based on the Company's success in achieving certain significant performance goals that are set each year. An incentive bonus will be determined for each executive upon the basis of the achievement of certain financial goals set each year by the Compensation Committee at the beginning of the year. The Company's performance targets for its executives are directly related to the Company's earnings before federal income taxes and may be related to certain other factors. The performance goals will be predetermined by the Compensation Committee on the basis of the Company's past performance and anticipated future performance. The total amount of incentive compensation that may be earned by an executive in any year will be limited to a predetermined maximum percentage (200%) of base salary. If the amount of the incentive bonus for the year would exceed a certain percentage of the base salary, 50% of the incentive compensation amount will be paid currently and the balance will be deferred and paid within 90 days after the close of the next succeeding fiscal year. Any unpaid deferred portion will be forfeited if the executive leaves the employ of the Company for any reason other than death, disability or retirement or a change in control (except for any change of control resulting from the proposed Separation) of the Company. In the first year of the Company's operations, certain executives may be guaranteed a minimum percentage (75%) of base salary.

  1996 Stock Option and Incentive Plan

     The description set forth below represents a summary of the principal terms and conditions of the Company's 1996 Stock Option and Incentive Plan and does not purport to be complete.

     The objectives of the 1996 Stock Option and Incentive Plan are to attract and retain key employees and directors of the Company, to encourage the sense of proprietorship of such persons and to stimulate the active interest of such persons in the development and financial success of the Company. These objectives are to be accomplished by making awards ("Awards") under the 1996 Stock Option and Incentive Plan and thereby providing participants with a proprietary interest in the growth and performance of the Company.

     Persons eligible for Awards under the 1996 Stock Option and Incentive Plan ("Participants") include directors of the Company and key employees who hold positions of responsibility and whose performance can have a significant effect on the success of the Company.

     Awards to Participants under the 1996 Stock Option and Incentive Plan may be made in the form of grants of stock options ("Options"), stock appreciation rights ("SARs"), restricted or non-restricted stock or units denominated in stock ("Stock Awards"), performance awards ("Performance Awards") or any combination of the foregoing.

     The 1996 Stock Option and Incentive Plan provides for Awards to be made in respect of a maximum of 1,400,000 shares of Common Stock. Shares of Common Stock which are the subject of Awards that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the shares covered thereby are not issued or are exchanged for Awards that do not involve Common Stock will again immediately become available for Awards under the 1996 Stock Option and Incentive Plan.


     The 1996 Stock Option and Incentive Plan will be administered by the Compensation Committee of the Company Board, or such other committee as may in the future be appointed by the Company Board (the "Committee"). To the extent required pursuant to Rule 16b-3 under the Securities Exchange Act of 1934 in order for the grant of Awards to be exempt under Section 16(b) of that act, the Committee will at all times consist of at least two members of the Company Board who qualify as Non-Employee Directors, as defined in Rule 16b-3(b)(3)(i). Rule 16b-3 generally provides an exemption from the short-swing profit recovery provisions of Section 16(b) of the Securities Exchange Act of 1934 for the grant of Awards to, and exercise of Awards by, "insiders," i.e., officers and directors of the Company, who are subject to such provision. Under a new Rule 16b-3, generally effective August 15, 1996, the grant and exercise of Options and SARs and the grant of Stock Awards are exempt from the short-swing profit recovery provisions if such grants are approved by the Company Board itself or by the Committee and if all such exercises are made in accordance with the terms of the original grant. If the requirements of Rule 16b-3 are not satisfied, such grants or exercises could be matched with other stock transactions made within a six-month period by officers and directors, resulting in liability under the short-swing profit provisions of Section 16(b).


     The Committee will have the exclusive power to administer the 1996 Stock Option and Incentive Plan and to take all actions which are specifically contemplated thereby or are necessary or appropriate in connection with the administration thereof. The Committee also will have the exclusive power to interpret the 1996 Stock Option and Incentive Plan and to adopt such rules, regulations and guidelines for carrying out the purposes of the 1996 Stock Option and Incentive Plan as it may deem necessary or proper in keeping with the objectives thereof. The Committee may, in its discretion, provide for the extension of the exercisability of an Award, accelerate the vesting or exercisability of an Award, eliminate or make less restrictive any restrictions contained in an Award, waive any restriction or other provision of the 1996 Stock Option and Incentive Plan or in any Award or otherwise amend or modify an Award in any manner that is either (i) not adverse to the Participant holding the Award or (ii) consented to by such Participant.

     The Committee will determine the type or types of Awards made under the 1996 Stock Option and Incentive Plan and will designate the Participants who are to be recipients of such Awards. Each Award may be embodied in an agreement, which will contain such terms, conditions and limitations as are determined by the Committee. Awards may be granted singly or in combination. All or part of an Award may be subject to conditions established by the Committee, which may include continuous service with the Company, achievement of specific business objectives, increases in specified indices, attainment of specified growth rates and other comparable measurements of performance.

     The types of Awards that may be made under the 1996 Stock Option and Incentive Plan are as follows:


     Options. Options are rights to purchase a specified number of shares of Common Stock at a specified price. An Option granted pursuant to the 1996 Stock Option and Incentive Plan may consist of either an incentive stock option that complies with the requirements of Section 422 of the Code or a non-qualified stock option that does not comply with such requirements. Options must have an exercise price per share that is not less than the fair market value of Common Stock on the date of grant. The exercise price must be paid in full at the time an Option is exercised in cash or, if the Participant so elects, by means of tendering Common Stock that the Participant already owns. The Committee will determine acceptable methods for tendering Common Stock by a Participant to exercise an Option. Subject to the foregoing, the terms, conditions and limitations applicable to any Options, including the term of any Options and the date or dates upon which they become exercisable, will be determined by the Committee.

     SARs. SARs are rights to receive a payment, in cash or Common Stock, equal to the excess of the fair market value or other specified valuation of a specified number of shares of Common Stock on the date the rights are exercised over a specified strike price. An SAR may be granted under the 1996 Stock Option and Incentive Plan to the holder of an Option with respect to all or a portion of the shares of Common Stock subject to such Option or may be granted separately. The terms, conditions and limitations applicable to any SARs, including the term of any SARs and the date or dates upon which they become exercisable, will be determined by the Committee.

     Stock Awards. Stock Awards consist of restricted and non-restricted grants of Common Stock or units denominated in Common Stock. The terms, conditions and limitations applicable to any Stock Awards will be determined by the Committee. Without limiting the foregoing, rights to dividends or dividend equivalents may be extended to and made part of any Stock Award in the discretion of the Committee.

     Performance Awards. Performance Awards consist of grants made to a Participant subject to the attainment of one or more performance goals. A Performance Award will be paid, vested or otherwise deliverable solely upon the attainment of one or more pre-established, objective performance goals established by the Committee prior to the earlier of (i) 90 days after the commencement of the period of service to which the performance goals relate and
(ii) the lapse of 25% of the period of service, and in any event while the outcome is substantially uncertain. A performance goal may be based upon one or more business criteria that apply to a Participant, one or more business units of the Company or the Company as a whole, and may include any of the following: increased revenue, net income, stock price, market share, earnings per share, return on equity, return on assets or decrease in costs. Subject to the foregoing, the terms, conditions and limitations applicable to any Performance Awards will be determined by the Committee.


     It is expected that the Committee will grant Options on the date of the Offering to purchase an aggregate of 250,000 shares of Common Stock under the 1996 Stock Option and Incentive Plan. In particular, it is expected that Messrs. Dane, Almerico, Mizell, Raj and Bourgeois will be granted Options to purchase 110,000, 11,000, 11,000, 11,000 and 11,000 shares of Common Stock, respectively.
The exercise price of these Options will be equal to the initial public offering price per share of Common Stock set forth on the cover page of this Prospectus. These Options will become vested and exercisable as to one-fifth of such Options on each of the first five anniversaries of the date of grant. The Options will expire ten years after the date of grant. All unvested portions of such Options will terminate upon termination of the optionee's employment with the Company or its subsidiaries, unless such termination results from retirement at age 65 or older, disability or death, in which case the unvested portions of such Options will vest automatically.



  Conversion of Trinity Options



     As of August 29, 1996, there were 230,710 shares of Trinity Common Stock subject to outstanding Trinity Options granted by Trinity to employees of the Company and its subsidiaries pursuant to certain Trinity stock compensation plans (the "Trinity Stock Option and Incentive Plans"). If the proposed Separation is consummated, the Company expects to assume such stock options (the "Converted Options") held by individuals employed by the Company or its subsidiaries (the "Company Employees"). Such conversion of Trinity Options into Converted Options is referred to herein as the "Option Conversion." If the Option Conversion occurs, each Converted Option will provide for the purchase of a number of shares of Common Stock equal to the number of shares of Trinity Common Stock subject to the applicable Trinity Option as of the Separation Date, multiplied by the Conversion Ratio (as defined herein), rounded down to the nearest whole share. Furthermore, the per share exercise price of each Converted Option will equal the per share exercise price of the applicable Trinity Option as of the Separation Date divided by the Conversion Ratio. The Company will not issue Converted Options for the purchase of any fractional shares of Common Stock, but will instead pay the holders of Converted Options cash in lieu of any such fractional shares. As used herein, the term "Conversion Ratio" means the amount obtained by dividing (i) the average of the daily high and low per share prices of Trinity Common Stock as reported on the NYSE during a specified five day period preceding the Separation Date by (ii) the average of the daily high and low per share prices of the Common Stock as reported on the NYSE during a specified five day period preceding the Separation Date.



     Prior to the Option Conversion (which will occur, if at all, upon consummation of the proposed Separation), Trinity Options held by Company Employees will remain outstanding in accordance with the terms of the Trinity Stock Option and Incentive Plans. Upon the exercise of a Trinity Option by a Company Employee at any time prior to the Option Conversion, the Company will pay to Trinity an amount in cash equal to the excess, if any, of (i) the Market Value (as defined herein) of the purchased shares on the date of exercise of such option over (ii) the exercise price paid for such shares. As used herein, the term "Market Value" means the average of the high and the low per share price of the Trinity Common Stock as reported on the NYSE on such date, or if there is no trading on the NYSE on such date, on the most recent previous date on which such trading took place.



     At the present time, it is not possible to determine how many shares of Common Stock will be subject to Converted Options issued by the Company at the time of the Option Conversion. This results from the fact that some Trinity Options may be exercised and other Trinity Options may be granted prior to such time. In addition, the number of Converted Options will depend upon the Conversion Ratio, which will not be known until the proposed Separation is completed. Stockholders of the Company are, however, likely to experience some dilution from the issuance of Converted Options. For example, assuming that the Conversion Ratio was 2.50 (calculated based on $32.50, the closing price per share of Trinity Common Stock on the NYSE on August 29, 1996 and $13.00 per share, the mid-point of the price range for the Common Stock set forth on the cover page of this Prospectus) and the number of shares of Trinity Common Stock subject to Trinity Options held by Company Employees was 230,710 (based on the number of shares subject thereto as of August 29, 1996), the number of shares of Common Stock subject to Converted Options upon consummation of the proposed Separation would be approximately 577,000.



     No compensation expense is expected to be recorded by the Company as a result of the Option Conversion. However, if the Separation is accomplished by means other than a distribution of Common Stock to Trinity stockholders, compensation expense may be recorded by the Company based on the excess of the then current market price of Trinity Common Stock over the exercise price of the applicable Trinity Options. Such compensation expense would have been approximately $1.6 million if the Option Conversion had been consummated on August 29, 1996.


  Deferred Compensation


     The Company has established a deferred compensation plan for certain key officers of the Company. Under the deferred compensation plan, an amount equal to 10% of the participant's annual base salary and incentive compensation is accrued on the books of the Company, together with interest at the prime rate of a specified national bank, to be paid as determined by the Company Board after consultation with the participant in annual installments over five years or other periods as determined by the Company Board. Payment of the deferred compensation commences one year and one day after termination of the participant's employment with the Company. If the participant dies, the installments are paid to his or her designated beneficiary. The installment payments terminate if the participant, without the prior written consent of the Company, directly or indirectly, becomes or serves as an officer, employee, owner or partner of any business which competes in a material manner with the Company.


  Pension Plan

     The Company is a participating employer in the Trinity Industries, Inc. Marine Group Pension Plan (the "Pension Plan") maintained by Trinity. The Pension Plan is a noncontributory, defined benefit plan that provides retirement and death benefits to persons employed by the Company who are not covered by another pension plan maintained by Trinity. The Pension Plan is not available to employees covered by a collective bargaining agreement, unless that agreement provides that the employees will be eligible, or to leased employees. Benefits under the Pension Plan are determined based on the participant's years of service and final compensation from the Company. The Pension Plan provides for five-year cliff vesting, or vesting upon attainment of age 65. The Company's contributions for fiscal years 1994, 1995 and 1996 were approximately $850,000, $1,050,000 and $996,000, respectively.


     Benefits that may be provided under the Pension Plan are limited under the Code. For 1996, under Code Section 401(a)(17), the maximum annual compensation that can be taken into account under the Pension Plan for all purposes, including the determination of the benefits payable to a participant, is $150,000. Under Code Section 415, the maximum annual pension payable to a participant who retires at age 65 is $120,000. This maximum benefit is reduced actuarially in the case of retirement at an earlier age and is scheduled to increase with the cost of living for years after 1996.


     The assets of the Pension Plan are currently held in the Trinity Industries, Inc. Master Retirement Trust. It is contemplated that, upon consummation of the Offering, a separate pension plan will be established for the Company's employees and the assets attributable to benefits accrued by employees of the Company under the Pension Plan will be transferred to a separate trust.


  Profit Sharing Plan


     The Company is a participating employer in the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates (the "Profit Sharing Plan"). The Profit Sharing Plan permits contributions under Section 401(k) of the Code of at least 2% but no more than 10% of compensation, determined in whole percentages. For participants with at least five years of service, 50% of these contributions are matched, up to 6% of the participant's compensation. For participants with less than five years of service, 25% of these contributions are matched, up to 6% of compensation. Participants are 100% vested in salary reduction contributions, and vest in employer contributions pursuant to a five-year graded schedule or upon normal retirement, death or disability. The Company's contributions, exclusive of salary reduction contributions, for fiscal years 1994, 1995 and 1996 were approximately $372,000, $500,000 and $589,000, respectively.



     Contributions that may be made under the Profit Sharing Plan are limited under the Code. The maximum salary reduction contribution that may be made by a participant in 1996 is $9,500, which amount can be further reduced under the Code's 401(k) nondiscrimination rules. Additionally, for 1996, the maximum annual compensation that can be taken into account under the Profit Sharing Plan for all purposes, including the determination of contributions made with respect to a participant, is $150,000. The maximum allocation for a participant is equal to the lesser of 25% of the participant's compensation or $30,000. Each of the three dollar limitations referred to in this paragraph is scheduled to increase with the cost of living for years after 1996.


     It is contemplated that, upon consummation of the Offering, the Company will terminate its participation in the Profit Sharing Plan and establish a comparable plan. Company employees who are participants in the Profit Sharing Plan, and assets attributable to their accounts, will be transferred to the new plan. All Company employees currently participating in the Profit Sharing Plan who are transferred to the new plan will be automatically credited under the new plan with years of service credited under the Profit Sharing Plan.

  Supplemental Retirement Plan

     The Company is a participating employer in the Trinity Industries, Inc. Supplemental Retirement Plan (the "Supplemental Retirement Plan"). This is a nonqualified, deferred compensation plan that provides benefits to a select group of management or highly compensated employees equal to the amount that the participants would have received under the qualified retirement plan in which they participate but for the limitations of Sections 401(a)(17) and 415 of the Code. A participant is entitled to benefits under the Supplemental Retirement Plan upon his retirement from the Company. All benefits under the Supplemental Retirement Plan are paid out of general Trinity assets. It is contemplated that, upon consummation of the Offering, the Company will terminate its participation in the Supplemental Retirement Plan and establish a comparable plan, and the obligation to provide benefits under the Supplemental Retirement Plan attributable to employees of the Company will be transferred to the Company.

  Supplemental Profit Sharing Plan


     The Company is also a participating employer in the Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates (the "Supplemental Profit Sharing Plan"). Under this nonqualified deferred compensation plan, certain highly compensated employees are permitted to defer compensation, and the Company credits amounts to an account established for each such employee who elects to defer compensation under the Supplemental Profit Sharing Plan in an amount equal to what it would have contributed to the Profit Sharing Plan on behalf of such participant if the Code limitations described under "Profit Sharing Plan" above were not in effect. Assets intended by Trinity to be used to pay benefits under the Supplemental Profit Sharing Plan are maintained in the Supplemental Profit Sharing Trust for Employees of Trinity Industries, Inc. and Certain Affiliates. It is contemplated that, upon consummation of the Offering, the Company will terminate its participation in this plan and establish a comparable plan, and that the assets attributable to benefits accumulated for Company employees under the Supplemental Profit Sharing Plan will be transferred from the existing Trinity grantor trust to a separate grantor trust to be established by the Company.


STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS


     No officer or director of the Company currently owns any shares of Common Stock, all of which are currently owned by Trinity. On the date of the Offering, certain officers of the Company will receive Options to purchase Common Stock under the 1996 Stock Option and Incentive Plan. Directors and officers of the Company may receive shares of Common Stock in the proposed Separation, if it occurs, in respect of shares of Trinity Common Stock held, if any, by each of them on the record date for the Separation.


     The following table sets forth certain information as of July 31, 1996 regarding the beneficial ownership of Trinity Common Stock by (i) each director of the Company, (ii) each executive officer named in the Summary Compensation Table and (iii) all executive officers and directors of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.


                                                              NUMBER OF SHARES
                                                           OF TRINITY COMMON STOCK     PERCENT OF
                            NAME                            BENEFICIALLY OWNED(1)        CLASS
    -----------------------------------------------------  -----------------------     ----------
    Vincent R. Almerico..................................             9,000                  *
    John Dane III........................................           211,086                  *
    Kenneth W. Lewis.....................................            89,019                  *
    Sidney C. Mizell.....................................             3,386                  *
    F. Dean Phelps, Jr. .................................            21,165                  *
    Anil Raj.............................................             2,331                  *
    Rick S. Rees.........................................             1,000                  *
    John T. Sanford......................................            85,085                  *
    Timothy R. Wallace...................................           146,309                  *
    W. Ray Wallace.......................................         1,337,429               3.10%
    Harvey B. Walpert....................................             2,938                  *
    Directors and Executive Officers as a Group (13
      persons)...........................................         1,908,748                4.5%


- ---------------

* Less than one percent (1%).


(1) All shares are owned directly and the owner has the right to vote the shares, except that the share amounts listed above include shares issuable under Trinity Stock Option and Incentive Plans as of July 31, 1996 or within 60 days thereafter in the following amounts: Vincent R. Almerico -- 9,000 shares; John Dane III -- 70,030 shares; Kenneth W. Lewis -- 26,232 shares; Sidney C. Mizell -- 3,150 shares; F. Dean Phelps, Jr. -- 15,130 shares; Anil Raj -- 2,193 shares; John T. Sanford -- 46,699 shares; Timothy R.
    Wallace -- 142,323 shares; W. Ray Wallace -- 450,000 shares; Harvey B. Walpert -- 2,565 shares; and directors and executive officers as a group -- 767,322 shares.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1996, the Company had no Compensation Committee or other committee of the Company Board performing similar functions. Decisions concerning compensation of executive officers were made by certain executive officers of Trinity and members of Trinity's Compensation Committee, none of whom is an executive officer of the Company. The Company Board has established a Compensation Committee, all of the members of which are nonemployee directors. See "-- Committees of the Board of Directors."

NONCOMPETITION AGREEMENTS


     Prior to the Offering, John Dane III, the Chief Executive Officer of the Company, will enter into an agreement with the Company under which he will agree not to compete with the Company in its present line of business in the Gulf Coast region of the United States (which consists of the States of Mississippi, Louisiana, Florida, Texas and Alabama) for a period of three years from the date of this Prospectus. In order to enable Mr. Dane to serve as President and Chief Executive Officer of the Company, to the extent such covenant relates to the Company Businesses, Trinity has released Mr. Dane from a noncompetition covenant that Mr. Dane entered into in connection with his sale of Moss Point Marine, Inc. to Trinity in 1987. Under such agreement as modified, Mr. Dane will continue to be precluded from competing with Trinity under the terms of the 1987 agreement for four years from the date of consummation of the Offering.


CHANGE OF CONTROL AGREEMENTS

     The Company intends to enter into agreements (the "Change of Control Agreements") with each of the current executive officers named in the Summary Compensation Table and others to provide certain severance benefits to them in the event of a termination of employment following a change of control (as defined in the Change of Control Agreements) of the Company. A change of control resulting from consummation of the proposed Separation would not be included in the defined term. Each Change of Control Agreement will provide that, following a change of control of the Company, if the Company terminates the executive's employment other than as a result of the executive's death, disability or retirement, or for cause (as defined in the Change of Control Agreements), or if the executive terminates his employment for good reasons (as defined in the Change of Control Agreements), then the Company will pay to such executive a lump sum equal to three times the amount of the executive's base salary and bonus paid by the Company and its subsidiaries to the executive during the 12 months prior to termination or, if higher, the 12 months prior to the change of control.


     The severance benefits to be provided by the Change of Control Agreements also will include (i) for 36 months following the executive's termination, certain fringe benefits to which the executive would have been entitled had he remained in the employment of the Company and (ii) a supplemental benefit based on the Company's retirement plan, which benefit will be payable in a series of cash payments.


     The Change of Control Agreements will further provide that if any payment to which the executive is entitled is subject to the excise tax imposed by
Section 4999 of the Code, then the Company will pay to the executive an additional amount so that the net amount retained by the executive is equal to the amount that otherwise would be payable to the executive if no such excise tax had been imposed.

                 CERTAIN TRANSACTIONS AND RELATED ARRANGEMENTS

CONSOLIDATION TRANSACTIONS

     Prior to or concurrently with the Offering, the Company will consummate the Consolidation Transactions. These transactions include: (i) the transfer to the Company of the stock of each subsidiary of Trinity that has assets and liabilities related to the Company Businesses, (ii) the transfer to subsidiaries of the Company of certain assets and liabilities of Trinity related to the Company Businesses and (iii) the assumption by the Company of $25.0 million in indebtedness of Trinity associated with the Company

Businesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

OFFERING RELATED TRANSACTIONS


     Prior to or concurrently with the consummation of the Offering, the Company will engage in the Offering Related Transactions. The Offering Related Transactions include (i) the entering into by the Company of the new $125.0 million Credit Facility and (ii) the borrowing by the Company under the Credit Facility to repay (x) a $25.0 million intercompany note to Trinity and (y) $25.0 million of certain indebtedness of Trinity associated with the Company Businesses and assumed by the Company in connection with the Consolidation Transactions. See "Risk Factors -- Benefits to Trinity in Connection with the Offering" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



THE PROPOSED SEPARATION



     Trinity has announced its intention to divest itself through the proposed Separation of its remaining ownership interest in the Company. The timing, form and other terms of the Separation are subject to the approval of the Trinity Board. The Separation will be subject to various conditions, including the absence of any events or developments that cause the Trinity Board to determine, in its sole discretion, that the proposed Separation is not in the best interests of Trinity or its stockholders. If the proposed Separation is to be accomplished by means of a non-taxable transaction, such transaction also will be subject to receipt of a private letter ruling from the IRS to the effect that the Separation will qualify as a tax-free transaction for federal income tax purposes under Section 355 of the Code. For additional information regarding the proposed Separation and the conditions thereto, see "Separation From Trinity."


ARRANGEMENTS BETWEEN THE COMPANY AND TRINITY


     Prior to the consummation of the Offering, the Company and Trinity will enter into various agreements for the purpose of establishing the terms governing their on-going arrangements and relationships. These agreements include the Separation Agreement, the Tax Allocation Agreement and the Trademark License Agreement (collectively, the "Separation and Related Agreements"). The terms of such agreements were negotiated between affiliated parties, do not reflect arms'-length dealings and may not be as favorable to the Company as terms that would be available in similar agreements from unrelated third parties. The form of each such agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Although the summary of the terms and provisions of such agreements set forth below describes the material provisions of each such agreement, it does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements. See "Available Information."


  Separation Agreement


     Releases. The Separation Agreement provides for a full and complete release and discharge as of the date of consummation of the Offering of all liabilities and obligations existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of consummation of the Offering, between or among the Company or any other member of the Company Group (as defined herein), on the one hand, and Trinity or any other member of the Trinity Group (as defined herein), on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the consummation of the Offering), except as expressly set forth in the Separation and Related Agreements.


     Indemnification. Trinity generally will agree to indemnify and hold harmless the Company and each other member of the Company Group, and each of their respective directors, officers and employees, from and against all liabilities and obligations relating to, arising out of or resulting from (i) the failure of Trinity or any member of the Trinity Group to pay, perform or otherwise promptly discharge any of its liabilities and obligations, other than Halter Asset Liabilities (as defined herein) and liabilities that relate to, arise out of or result from any of the Company Businesses, (ii) the Trinity Businesses, other than Halter Asset Liabilities and liabilities that relate to, arise out of or result from any of the Company Businesses, or (iii) any breach by Trinity of the terms of the Separation and Related Agreements or other agreements entered into between Trinity and the Company in connection with the Offering. As used in the Separation Agreement, the term "Halter Asset Liabilities" means (i) all liabilities relating to, arising at any time out of or resulting at any time from any assets of any member of the Company Group or any assets that at any time were owned by any of the Specified Entities (as defined herein), or relating to, arising at any time out of or resulting at any time from any operations conducted with or on any assets of any member of the Company Group or any of the assets that at any time were owned by any of the Specified Entities (excluding, however, any liabilities resulting from the operation of any item of tangible personal property exclusively in connection with any of the Trinity Businesses) and (ii) all liabilities of any of the Specified Entities existing at any time. As used in the Separation Agreement, the term "Specified Entities" refers to certain specified entities whose assets historically have been in large part used in connection with the Company Businesses and which entities have transferred their assets to Trinity or another member of the Trinity Group.


     Except as provided in the Separation Agreement, the Company will agree to indemnify and hold harmless Trinity and each other member of the Trinity Group, and each of their respective directors, officers and employees, from and against all liabilities and obligations relating to, arising out of or resulting from
(i) the failure of the Company or any member of the Company Group to pay, perform or otherwise promptly discharge any of its liabilities and obligations,
(ii) any of the Halter Asset Liabilities, (iii) the Company Businesses, (iv) any breach by the Company or any other member of the Company Group of the terms of the Separation and Related Agreements and (v) any untrue statement or alleged untrue statement of a material fact in this Prospectus or the Registration Statement of which it forms a part or any omission or alleged omission to state a material fact required to be stated herein or therein or necessary to make the statements herein or therein not misleading (except for any such untrue statement or alleged untrue statement arising from information regarding Trinity and supplied in writing by Trinity expressly for inclusion in this Prospectus or the Registration Statement). Without limiting the foregoing, the Company will agree to indemnify and hold harmless each of Trinity and any other member of the Trinity Group from and against any liability that any of them may have in respect of guarantees by Trinity or any other member of the Trinity Group of any contract bid and performance obligations of the Company or any other member of the Company Group. As of July 31, 1996, Trinity had guaranteed contract performance obligations of the Company in the aggregate amount of approximately $66.1 million. The Company also had outstanding contract bid and performance bonds, letters of credit and similar obligations issued by third parties (for which Trinity is the obligor) with an aggregate face amount of approximately $74.9 million.


     The Separation Agreement provides for different indemnification obligations in the case of liabilities which arise as a result of actual or alleged workplace exposure to hazardous substances on the part of persons who have been employed both by (i) any of the Trinity Businesses and (ii) any of the Company Businesses or at any facility with respect to which liabilities from operations are the responsibility of the Company pursuant to the Separation Agreement. The Separation Agreement generally provides that such liabilities will be allocated between Trinity and the Company based on the respective number of days that any such person was employed by any of the Trinity Businesses, on the one hand, and by any of the Company Businesses (or at any facility with respect to which liabilities from operations are the responsibility of the Company), on the other hand.

     The forgoing indemnification provisions will not apply to liabilities and obligations in respect of federal, state and local taxes, which will be addressed elsewhere in the Separation Agreement and in the Tax Allocation Agreement described below.

     The Separation Agreement will also set forth certain procedures with respect to third-party claims for which indemnification is available and related matters.

     Protection of Tax-Free Status of Separation. The Separation Agreement will also contain covenants on the part of the Company intended to protect the ability of Trinity to effect the proposed Separation as a tax-free transaction if it elects to do so. In particular, the Company will agree that, after the consummation of the

Offering, neither it nor any of its affiliates will take any action which reasonably could be expected to prevent the proposed Separation from qualifying as a tax-free transaction pursuant to Section 355 of the Code or which could otherwise be reasonably expected to jeopardize the ability of Trinity to effect the proposed Separation as a tax-free transaction if it elects to do so. Without limiting the generality of the foregoing, the Company will agree that, during the period beginning upon the consummation of the Offering and ending on the Separation Date, the Company will not issue or grant, and will not permit any other member of the Company Group to issue or grant, directly or indirectly, any shares of Common Stock or any rights, warrants, options or other securities entitling the holder to purchase or acquire any shares of Common Stock, except for (i) the grant of options for 250,000 shares of Common Stock pursuant the 1996 Stock Option and Incentive Plan on the date of the Offering and (ii) the issuance of shares of Common Stock upon exercise of the options granted on the date of the Offering. The Company will indemnify Trinity and its affiliates from and against all liabilities and obligations relating to, arising out of or resulting from the breach of any of the provisions of the Separation Agreement intended to protect the tax-free status of the proposed Separation.


     Non-Competition Covenants. The Separation Agreement will provide that, for a period of four years after the consummation of the Offering, neither Trinity nor any other member of the Trinity Group will engage in any of the Company Businesses; provided, that neither Trinity nor any member of the Trinity Group will be prohibited from engaging in (i) the construction, conversion or repair of deck barges (whether ocean-going or inland) or (ii) the production of any component of or accessory to any ocean-going or inland vessels.

     The Separation Agreement also will provide that, for a period of four years after the consummation of the Offering, neither the Company nor any other member of the Company Group will engage in any of the Trinity Businesses. In the event that the Company fails to comply with the foregoing covenant related to competition with the Trinity Businesses, then Trinity may, in addition to any other remedies that may be available to it, terminate all or any portion of the rights granted to the Company under the Trademark License Agreement.

     Notwithstanding the foregoing noncompetition provisions, any member of the Trinity Group or the Company Group will be permitted to complete performance of any contract of such party existing as of the date of the Offering, and such performance will not be deemed to violate any noncompetition covenant in the Separation Agreement.


     Auditors. The Separation Agreement will provide that for a period of three years following the date of the Offering, the Company will not voluntarily cease to retain Ernst & Young LLP as its auditing firm with respect to its financial statements; provided, that the Company may voluntarily cease to continue to retain Ernst & Young LLP as its auditing firm with respect to its financial statements if (i) Ernst & Young LLP ceases to satisfy any applicable criteria relating to independence of auditors or (ii) the Company Board determines in good faith that (x) a disagreement exists between the Company and Ernst & Young LLP that effectively precludes Ernst & Young LLP from adequately performing its duties as the Company's independent auditing firm or (y) the performance of Ernst & Young LLP as the Company's outside auditing firm is materially deficient.


     Fees and Expenses. The Separation Agreement will provide that the Company will pay all third party costs, fees and expenses relating to the Offering, all of the reimbursable expenses of the Underwriters pursuant to the Underwriting Agreement, all of the costs of producing, printing, mailing and otherwise distributing this Prospectus, as well as the Underwriters' discounts and commissions as provided in the Underwriting Agreement. See "Underwriting." Except as expressly set forth in the Separation and Related Agreements, all third party fees, costs and expenses paid or incurred in connection with the proposed Separation will be paid by Trinity.

     Certain Definitions. As used in this Prospectus and in the Separation Agreement, the terms set forth below have the following respective meanings:


          "Company Businesses" means the business and operations conducted prior to the date hereof by Trinity and certain of its subsidiaries that consist of (i) the construction, repair and conversion of ocean-going and inland vessels (other than inland hopper barges and inland tank barges and the construction of accessories for such barges) and (ii) the production of any component of or accessory to any ocean-going or inland vessel being constructed by any member of the Company Group.

          "Company Group" means the group consisting of the Company and all of its subsidiaries.

          "Trinity Businesses" means all businesses and operations conducted prior to the date hereof by Trinity and any other members of the Trinity Group other than the Company Businesses.

          "Trinity Group" means the group consisting of Trinity and all of its subsidiaries (other than any member of the Company Group).

  Tax Sharing and Tax Benefit Reimbursement Agreement

     In connection with the Offering, Trinity and the Company will enter into the Tax Allocation Agreement. The Tax Allocation Agreement (i) will provide for the termination of any existing tax sharing or allocation arrangements between the Company and Trinity, (ii) will specify the manner in which certain federal, state and local income tax liabilities (including any subsequent adjustments to such federal, state and local income tax liabilities) of the consolidated group of which Trinity is the common parent (the "Trinity Tax Group") will be allocated for the final year (the "Final Year") in which the Company is a member of the Trinity Tax Group and for any prior tax year of the Trinity Tax Group and
(iii) will specify the manner in which audits or administrative or judicial proceedings relating to federal income taxes and certain state taxes of the Trinity Tax Group will be controlled. In general, the Company's share of the federal income tax liabilities, and in some cases state and local tax liabilities, will be computed as if the Company and its subsidiaries filed a separate consolidated income tax return. Under the Tax Allocation Agreement, Trinity will generally control any audit or administrative or judicial proceeding relating to taxes of the Trinity Tax Group. However, the Company will be entitled to participate in any audit or administrative or judicial proceeding relating to the Trinity Tax Group for the Final Year or any prior tax year.


     As of June 30, 1996, the Company was obligated to reimburse Trinity for income taxes incurred in connection with the Company Businesses in an aggregate amount of approximately $16.4 million. A portion of the net proceeds of the Offering will be used to repay income taxes payable outstanding as of the consummation of the Offering. See "Use of Proceeds."


  Trademark License Agreement

     The Company and Trinity will also enter into the Trademark License Agreement, pursuant to which Trinity will grant to the Company and the other members of the Company Group a long-term, limited, royalty-free license to allow the Company to use the "Trinity Yachts" trademark in connection with its yacht business.

  Inland Barge Arrangements


     The Company has a firm contract to construct 50 inland hopper barges for Trinity. Such barges will be constructed at the Company's Gulfport shipyard over approximately the next six months. However, the Company anticipates that from time to time in the future it may enter into discussions with Trinity regarding manufacturing additional inland hopper barges or inland double hull tank barges, or both, for Trinity or its customers. The terms of any such future arrangements will be negotiated by the Company and Trinity at that time. Although the Company expects that any such future arrangements will be at least as favorable to the Company as those it could obtain from unaffiliated third parties, any such arrangements entered into prior to the proposed Separation will be negotiated between affiliated parties and will not reflect arms'-length dealings. See "Risk Factors -- Control by Trinity Pending the Proposed Separation; Potential Conflicts of Interest." Except for the arrangement described above, the Separation Agreement precludes the Company, absent Trinity's consent, from constructing inland hopper barges and inland tank barges (both of which constitute a portion of the Trinity Businesses) for four years after the consummation of the Offering.

  Performance Bond and Guarantee Arrangements


     A significant portion of the Company's contracts for the construction, repair or conversion of vessels require that the Company's performance be guaranteed by Trinity or by a surety company or other third party pursuant to a contract bid or performance bond, letter of credit or similar obligation. Generally, contracts with state or local governments require contract bid and performance bonds, and foreign governmental contracts require bank letters of credit or similar obligations. Commercial contracts may require contract bid and performance bonds if requested by the customer. As of July 31, 1996, Trinity had guaranteed contract bid and performance obligations of the Company in the aggregate amount of approximately $66.1 million and the Company had outstanding contract bid and performance bonds, letters of credit and similar obligations issued by third parties (and for which Trinity is the obligor) with an aggregate face amount of approximately $74.9 million. These guarantees, bonds, letters of credit and similar obligations, totalling approximately $141.0 million, will remain in effect after the Offering until the obligations expire, and the Company will be obligated to indemnify Trinity against any liability under such obligations. For the protection of Trinity in the event that Trinity is called upon to satisfy any such obligations, Trinity will be granted security interests in certain assets of the Company which relate to the Company contracts from which such obligations arise and will possess rights to complete performance of any such contract on behalf of the Company in the event of nonperformance by the Company. Such rights and remedies are similar to the rights possessed by surety companies that have issued performance bonds on behalf of the Company. See "Business -- Bonding and Guarantee Requirements."


CERTAIN OTHER TRANSACTIONS

     John Dane III, the President, Chief Executive Officer and a director of the Company, acquired 25% of the stock of United States Marine, Inc. ("USMI") in June 1996. Mr. Dane has the option to acquire up to an additional 50% of the stock of USMI over the next five years. USMI performs services for the Company as a subcontractor with respect to the production of high speed composite vessels for the U.S. Navy. The Company paid USMI approximately $10.6 million, $3.9 million and $5.5 million during fiscal 1994, 1995 and 1996, respectively, and approximately $2.2 million during the three months ended June 30, 1996, for subcontractor services. The Company believes that the terms on which the Company is supplied such subcontractor services by USMI are at least as favorable as those that could be obtained by the Company in arm's-length transactions with unrelated parties.

                             PRINCIPAL STOCKHOLDER

     Prior to the Offering, all of the outstanding shares of Common Stock will be owned by Trinity. Upon the consummation of the Offering, Trinity will own approximately 83.3% (81.3% if the Underwriters exercise the Over-Allotment Option in full) of the Common Stock then outstanding. Except as described above, the Company is not aware of any person or group that will beneficially own more than 5% of the outstanding shares of Common Stock following the Offering.


     Prior to the proposed Separation, Trinity will be able to elect all members of the Company Board and determine the outcome of corporate actions requiring stockholder approval. Furthermore, through its ability to elect the members of the Company Board, Trinity will be able to control all matters affecting the business and operations of the Company.


                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock, par value $0.01 per share, and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"). Upon the consummation of the Offering, 18,000,000 shares of Common Stock (18,450,000 shares if the Over-Allotment Option is exercised in full) and no shares of Preferred Stock will be outstanding.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of the stockholders and, except as otherwise required by law or provided in any resolution adopted by the Company Board with respect to any series of Preferred Stock, the holders of Common Stock will possess all voting power. Cumulative voting of shares of Common Stock in the election of directors is not permitted. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company Board out of funds legally available therefor, subject to the payment of any preferential dividends with respect to any series of Preferred Stock created by the Company Board from time to time. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, after distribution to the holders of any outstanding Preferred Stock created by the Company Board from time to time of the amounts to which they are entitled. The holders of Common Stock have no preemptive or other subscription rights. All of the shares of Common Stock offered hereby will be, when issued, validly issued, fully paid and nonassessable.

PREFERRED STOCK


     The Certificate authorizes the Company Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Company Board may thereafter (except where otherwise provided in the applicable Certificate of Designations) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative, (iv) the rate of any dividends (or method of determining such dividends) payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series, (x) the voting rights, if any, of the holders of the shares of the series and (xi) any other relative rights, preferences and limitations of such series.


     The Company believes that the ability of the Company Board to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise from time to time. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. If the approval of the Company's stockholders is not required for the issuance of shares of Preferred Stock or Common Stock, the Company Board may determine not to seek stockholder approval.

     Although the Company Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that may, depending on the terms of such series, hinder, delay or prevent the completion of a merger, tender offer or other takeover attempt. Among other things, the Company Board could issue a series of Preferred Stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Company Board, including a tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

     For purposes of the Rights Agreement described below, the Company Board has authorized the creation of a series of Preferred Stock designated as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock"). An aggregate of 500,000 shares of Preferred Stock have been reserved for issuance as Series A Preferred Stock. Series A Preferred Stock will rank junior to all other series of Preferred Stock that have been or may be established by the Company Board with respect to the payment of dividends and the distribution of assets upon liquidation. In general, the voting, dividend and liquidation rights of Series A Preferred Stock are designed in such a way that one one-hundredth of a share of Series A Preferred Stock will be substantially equivalent from an economic point of view to one share of Common Stock. For a statement of the rights and privileges of Series A Preferred Stock, reference is made to the form of Certificate of Designations which is included as an exhibit to this Registration Statement.


ANTI-TAKEOVER PROVISIONS OF THE CERTIFICATE AND BY-LAWS

  Classified Board of Directors


     Effective upon the Separation Date, the members of the Company Board, other than those who may be elected by the holders of Preferred Stock, will be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the first annual meeting of stockholders held following the Separation Date, another class to be originally elected for a term expiring at the second annual meeting of stockholders held following the Separation Date and another class to be originally elected for a term expiring at the third annual meeting of stockholders held following the Separation Date, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the first annual meeting of stockholders held following the Separation Date, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.


  Removal of Directors


     Subject to the rights of holders of Preferred Stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all shares of stock of the Company entitled to vote generally in the election of directors ("Voting Stock") then outstanding, voting together as a single class; provided, however, that prior to the Separation Date, any director or directors may be removed from office by the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class.


  No Stockholder Action by Written Consent

     The Certificate and By-Laws provide that, after the Separation Date, any action required or permitted to be taken by the stockholders of the Company must be taken at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

  Special Meetings

     Effective as of the Separation Date, except as otherwise required by law and subject to the rights of the holders of any Preferred Stock, special meetings of stockholders of the Company for any purpose or purposes may be called only by the Company Board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the whole Company Board or by the Chairman of the Board and, effective as of the Separation Date, any power of stockholders to call a special meeting is specifically denied.

  Advance Notice Procedures

     The By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Chairman of the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman of the Board or the Company Board, or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by the Company not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year's annual meeting (except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by the Company).

     In addition, under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director must set forth the following information with respect to each person proposed to be nominated: the person's name, business address, residence address, principal occupation and ownership of Company stock along with any other information required by federal proxy rules. In addition, such notice must set forth the following information with respect to the stockholder giving notice: such stockholder's name and record address, along with the number of shares of stock of the Company owned by such stockholder.

     Also, under the Stockholder Notice Procedure, a stockholder's notice to the Company relating to the conduct of business other than the nomination of directors must contain, as to each matter the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, the name and record address of such stockholder, the class and number of shares of the Company that are beneficially owned by the stockholder and any material interest of the stockholder in such business.

     If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such individual will not be eligible for election as a director or such business will not be conducted at such meeting, as the case may be.

     The Stockholder Notice Procedure does not apply to Trinity and its affiliates prior to the Separation Date.

  Amendment


     The Certificate provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Voting Stock, voting together as a single class, is required to amend certain provisions of the Certificate, including those relating to (i) stockholder action without a meeting, (ii) the calling of special meetings and (iii) the number, election and term of the Company's directors. The Certificate further provides that the related By-Laws described above (including the Stockholder Notice Procedure) may be amended only by the Company Board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Voting Stock, voting together as a single class.


STOCKHOLDER RIGHTS PLAN


     Prior to the consummation of the Offering, the Company will adopt a Stockholder Rights Plan pursuant to which one right ("Right") will be issued with respect to each share of Common Stock. Each Right will entitle the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Fractional Share") of Series A Preferred Stock, at a purchase price per Fractional Share to be determined by the Company Board when the issuance of the Rights is approved, subject to adjustment in certain events (the "Purchase Price"). The Purchase Price may be paid, at the option of the holder, in cash or shares of Common Stock having a value at the time of exercise equal to the Purchase Price. The terms of the Rights are set forth in a Stockholder Rights Agreement (the "Rights Agreement") to be entered into between the

Company and The Bank of New York as rights agent. Although the summary description of the Rights set forth below briefly describes the material provisions of the Rights, it does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.



     Initially, the Rights will be attached to all certificates representing outstanding shares of Common Stock, including the shares of Common Stock sold in the Offering, and no separate certificates for the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a "Rights Distribution Date" will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. In certain circumstances, the Rights Distribution Date may be deferred by the Company Board. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock. Until the Rights Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.



     Trinity, which prior to consummation of the Offering will be the Company's sole stockholder and, immediately after consummation of the Offering, will be the beneficial owner of approximately 83.3% of the outstanding shares of the Company's Common Stock, will not be deemed to be an Acquiring Person as a result of such ownership position unless and until Trinity first ceases to be the beneficial owner of 15% or more of the outstanding shares of Common Stock and thereafter again becomes the beneficial owner of 15% or more of the Common Stock.


     The Rights are not exercisable until the Rights Distribution Date and will expire ten years from the date the Rights are first issued, unless earlier redeemed or exchanged by the Company as described below.

     As soon as practicable after the Rights Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Rights Distribution Date and, from and after the Rights Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Rights Distribution Date will be issued with Rights. Shares of Common Stock issued after the Rights Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Company Board, no other shares of Common Stock issued after the Rights Distribution Date will be issued with Rights.


     In the event (a "Flip-In Event") that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent directors of the Company determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, in lieu of Fractional Shares of Series A Preferred Stock, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, following the occurrence of any Triggering Event (as defined below), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.


     In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer) or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the Purchase Price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."



     The Purchase Price payable, and the number of Fractional Shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).



     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Preferred Stock are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.


     At any time until ten days following the first date of public announcement of the occurrence of a Flip-In Event, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Company Board may determine. Immediately upon the effectiveness of the action of the Company Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.


     At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding, the Company may at its option exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.


     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.


     Other than the redemption price, any of the provisions of the Rights Agreement may be amended by the Company Board as long as the Rights are redeemable. Thereafter, the provisions of the Rights Agreement may be amended by the Company Board in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.


     The Rights will have certain anti-takeover effects. The Rights may result in substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company Board. As a result, the overall effect of the Rights may be to render more difficult or to discourage any attempt to acquire the Company even if such acquisition may be on terms favorable to the Company's stockholders.

DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the DGCL provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or
(iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (y) the affiliates and associates of any such person.


     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The Company has not elected to be exempt from the restrictions imposed under Section 203. However, Trinity and its affiliates are excluded from the definition of "interested stockholder" pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with the Company Board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which the Company's stockholders may otherwise deem to be in their best interests.


LIABILITY OF DIRECTORS; INDEMNIFICATION

     The Certificate provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the DGCL as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal. Such limitations on personal liability of directors of the Company will not reduce or eliminate any monetary liability of directors arising under federal securities laws.

     While the Certificate provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

     The Certificate provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Certificate, By-Law, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Certificate also specifically authorizes the Company to maintain insurance and to grant similar indemnification rights to employees or agents of the Company.

TRANSFER AGENT AND REGISTRAR

     The Bank of New York will be the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon the consummation of the Offering, the Company will have 18,000,000 shares of Common Stock outstanding (18,450,000 shares if the Over-Allotment Option is exercised in full). Of these shares, the 3,000,000 shares of Common Stock sold in the Offering will be freely tradeable in the public market without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by an "affiliate" (as defined under the Securities Act) of the Company. The shares of Common Stock that continue to be held by Trinity after the Offering will constitute "restricted shares" for purposes of Rule 144 under the Securities Act, and may not be sold by Trinity other than in compliance with the registration requirements of the Securities Act or pursuant to an available exemption therefrom. Trinity has agreed that, except in connection with the proposed Separation, it will not offer or sell any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Underwriting."


     Trinity has announced its intention to divest itself through the proposed Separation of its ownership interest in the Company remaining after the Offering. In general, if Trinity completes the proposed Separation by any means other than a private sale to a third party, all of the 15,000,000 shares of Common Stock currently held by Trinity will be freely tradeable in the public market without restriction or limitation under the Securities Act, except for any shares distributed to an "affiliate" of the Company.

     Shares of Common Stock that are purchased by "affiliates" of the Company in the Offering or upon exercise of Options or Converted Options or received by them in the proposed Separation may not be sold other than in compliance with the registration requirements of the Securities Act or pursuant to an available exemption therefrom, including the exemption provided by Rule 144.

     In general, under Rule 144 as currently in effect, an "affiliate" of the Company may sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of such class or
(ii) the average weekly trading volume on the NYSE during the four calendar weeks preceding the date on which a notice of sale is filed with the Securities and Exchange Commission (the "Commission") with respect to the proposed sale. Sales under Rule 144 are subject to certain restrictions relating to the manner of sale, notice and the availability of current public information about the issuer. A person who has not been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years (including the holding period of any prior owner other than an affiliate), would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions, notice or other requirements of Rule 144.


     The Company has reserved an aggregate of 1,400,000 shares of Common Stock for issuance pursuant to the 1996 Stock Option and Incentive Plan. Following the Offering, such shares will be registered under the Securities Act through the filing of a registration statement on Form S-8. Accordingly, shares of Common Stock issued pursuant to the 1996 Stock Option and Incentive Plan will be available for sale in the public market without restriction or limitation under the Securities Act, except for any shares acquired by an "affiliate" of the Company.

     The Company is unable to predict whether substantial amounts of Common Stock will be sold in the open market in anticipation of, or following, the proposed Separation. Any sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, whether as a result of the proposed Separation or otherwise, could have a material adverse effect on the market price of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement (the "Underwriting Agreement"), each of the underwriters named below, for whom Donaldson, Lufkin & Jenrette Securities Corporation, Dean Witter Reynolds Inc., Howard, Weil, Labouisse, Friedrichs Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite its name below:

                                                                              NUMBER OF
                                                                              SHARES OF
                                 UNDERWRITERS                                COMMON STOCK
    -----------------------------------------------------------------------  ------------
    Donaldson, Lufkin & Jenrette Securities Corporation....................
    Dean Witter Reynolds Inc. .............................................
    Howard, Weil, Labouisse, Friedrichs Incorporated.......................
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated..............................................
                                                                              ----------
              Total........................................................    3,000,000
                                                                              ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to the satisfaction of certain conditions, including consummation of the Consolidation Transactions and the Offering Related Transactions, the execution and delivery by the Company and Trinity of the Separation and Related Agreements, the delivery of certain legal opinions and the accuracy of certain representations and warranties made by the Company and Trinity. The nature of the Underwriters' obligations under the Underwriting Agreement is such that they are obligated to purchase all of the shares of Common Stock offered (other than the shares subject to the Over-Allotment Option described below) if any are purchased.

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the Price to the Public set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not in excess of $          per share and that the
Underwriters may allow, and such dealers may reallow, a discount not in excess
of $          per share on sales to other dealers. After the initial public offering of the shares of Common Stock, the offering price and the concessions and discounts to dealers may be changed by the Representatives.

     Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters the Over-Allotment Option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 450,000 additional shares of Common Stock from the Company at the Price to the Public set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock in the Offering. To the extent that such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares as the number of shares set forth opposite the name of such Underwriter in the above table bears to 3,000,000 shares, on the same terms as those on which the 3,000,000 shares are being sold.


     The Company and Trinity have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to losses in respect thereof.

     The Company and Trinity have agreed that they will not offer or sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation (except, in the case of the Company, for the grant of Awards under the 1996 Stock Option and Incentive Plan or issuances of stock upon exercise of or otherwise pursuant to such Awards and upon exercise of Converted Options, and, in the case of Trinity, in connection with the proposed Separation).


     The Representatives have advised the Company that the Underwriters will not confirm sales of shares of Common Stock to accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the shares of Common Stock will be determined by negotiations between the Company and the Representatives. Among the principal factors to be considered in determining the initial public offering price will be prevailing economic prospects, the sales, earnings and financial and operating performance of the Company in recent periods, the estimates of future business potential and earnings prospects, market valuations of companies in related businesses and the history and prospects for the industries in which the Company competes. Additionally, consideration will be given to the general condition of the securities markets, the market for new issues of securities and the demand for securities of comparable companies at the time the Offering is made. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.


     The shares of Common Stock have been approved for listing on the NYSE under the symbol "HLX", subject to official notification of issuance.


                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Baker & Botts, L.L.P., Dallas, Texas. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Thompson & Knight, a Professional Corporation, Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company as of March 31, 1995 and 1996 and for the fiscal years ended March 31, 1994, 1995 and 1996, included in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are so included in reliance on such report given upon the authority of such firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus as permitted by the rules and regulations of the Commission. Statements made in this Prospectus regarding the contents of any contract, agreement or other document are not necessarily complete. The material provisions of each contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement are described in the Prospectus; however, reference is made to the exhibit for further information regarding the contents thereof, and each such statement is qualified in its entirety by such reference. For further information regarding the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto.



     The Registration Statement, including the exhibits thereto, are available for inspection at, and copies of such materials may be obtained at prescribed rates from, the public reference facilities maintained by the Commission at its principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601 and 7 World Trade Center, New York, New York 10048.


     The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of the Offering, the Company will become subject to the informational requirements of such act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports and other information with the Commission. In addition, the Company intends to furnish to its stockholders annual reports containing consolidated financial statements examined by an independent public accounting firm.

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors........................................................  F-2
Consolidated Balance Sheets...........................................................  F-3
Consolidated Statements of Income and Stockholder's Net Investment....................  F-4
Consolidated Statements of Cash Flows.................................................  F-5
Notes to Consolidated Financial Statements............................................  F-6

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Halter Marine Group, Inc.

     We have audited the accompanying consolidated balance sheets of Halter Marine Group, Inc. and subsidiaries as of March 31, 1995 and 1996, and the related consolidated statements of income and stockholder's net investment and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Halter Marine Group, Inc. and subsidiaries as of March 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Dallas, Texas
          , 1996

     The foregoing report is in the form that will be signed upon the completion of the organization of Halter Marine Group, Inc. and subsidiaries as described in Note 1 to the consolidated financial statements.

                                                               ERNST & YOUNG LLP

Dallas, Texas

September 4, 1996

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                  MARCH 31
                                                            ---------------------      JUNE 30,
                                                              1995         1996          1996
                                                            --------     --------     -----------
                                                                                      (UNAUDITED)
Current Assets:
  Cash....................................................  $    524     $    672      $     657
  Contract receivables....................................     7,287        8,340          8,674
  Costs and estimated earnings in excess of billings on
     uncompleted contracts................................    71,025       67,905         85,327
  Inventories.............................................     6,518        6,063          6,066
  Deferred tax benefit....................................        --        2,865          1,300
  Other current assets....................................       494          387            289
                                                            --------     --------       --------
     Total current assets.................................    85,848       86,232        102,313
Property, plant and equipment, net........................    38,138       54,857         55,185
Other assets..............................................       285          285            285
                                                            --------     --------       --------
                                                            $124,271     $141,374      $ 157,783
                                                            ========     ========       ========
LIABILITIES AND STOCKHOLDER'S NET INVESTMENT
Current Liabilities:
  Accounts payable and accrued liabilities................  $  3,379     $  3,799      $   4,440
  Due to an affiliate.....................................    25,426       17,519         29,927
  Income taxes payable to an affiliate....................     9,836       15,785         16,438
  Billings in excess of cost and estimated earnings on
     uncompleted contracts................................     1,534       12,528         11,893
  Deferred income taxes...................................     4,818           --             --
                                                            --------     --------       --------
     Total current liabilities............................    44,993       49,631         62,698
Long-term note to an affiliate............................    25,000       25,000         25,000
Stockholder's net investment..............................    54,278       66,743         70,085
                                                            --------     --------       --------
                                                            $124,271     $141,374      $ 157,783
                                                            ========     ========       ========


See accompanying notes to consolidated financial statements

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

       CONSOLIDATED STATEMENTS OF INCOME AND STOCKHOLDER'S NET INVESTMENT
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                              THREE MONTHS ENDED
                                             YEAR ENDED MARCH 31                    JUNE 30
                                      ----------------------------------     ---------------------
                                        1994         1995         1996         1995         1996
                                      --------     --------     --------     --------     --------
                                                                                  (UNAUDITED)
Contract revenue earned.............  $275,310     $250,586     $254,294     $ 72,008     $ 85,981
Cost of revenue earned..............   228,833      207,398      214,559       60,876       74,695
                                      --------     --------     --------     --------     --------
Gross profit........................    46,477       43,188       39,735       11,132       11,286
Selling, general and administrative
  expenses..........................    12,874       13,471       15,911        4,077        4,832
                                      --------     --------     --------     --------     --------
Operating income....................    33,603       29,717       23,824        7,055        6,454
Other (income) expenses:
  Interest income...................      (246)          --           --           --           --
  Interest expense..................     2,148        3,844        3,268        1,003          896
  Other, net........................       (33)          (5)         (11)          (2)          (3)
                                      --------     --------     --------     --------     --------
                                         1,869        3,839        3,257        1,001          893
                                      --------     --------     --------     --------     --------
Income before income taxes..........    31,734       25,878       20,567        6,054        5,561
Provision (benefit) for income
  taxes:
  Current...........................    13,057        9,836       15,785        4,644          654
  Deferred..........................      (830)         334       (7,683)      (2,259)       1,565
                                      --------     --------     --------     --------     --------
                                        12,227       10,170        8,102        2,385        2,219
                                      --------     --------     --------     --------     --------
Net income..........................    19,507       15,708       12,465        3,669        3,342
Beginning stockholder's net
  investment........................    19,063       38,570       54,278       54,278       66,743
                                      --------     --------     --------     --------     --------
Ending stockholder's net
  investment........................  $ 38,570     $ 54,278     $ 66,743     $ 57,947     $ 70,085
                                      ========     ========     ========     ========     ========
Pro forma net income per share......                            $   0.70                  $   0.19
                                                                ========                  ========


See accompanying notes to consolidated financial statements

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                              THREE MONTHS ENDED
                                             YEAR ENDED MARCH 31                    JUNE 30
                                      ----------------------------------     ---------------------
                                        1994         1995         1996         1995         1996
                                      --------     --------     --------     --------     --------
                                                                                  (UNAUDITED)
Cash flows from operating
  activities:
  Net income........................  $ 19,507     $ 15,708     $ 12,465     $  3,669     $  3,342
  Adjustments to reconcile net
     income to net cash provided
     (required) by operating
     activities:
     Depreciation...................     4,630        5,414        6,744        1,373        1,846
     Deferred provision (benefit)
       for income taxes.............      (830)         334       (7,683)      (2,259)       1,565
     Net equipment transfers to/from
       affiliates...................       374       (1,120)      (7,776)          --         (132)
     Changes in assets and
       liabilities:
       (Increase) decrease in
          contract receivables......   (21,676)      19,954       (1,053)         951         (334)
       (Increase) decrease in costs
          and estimated earnings in
          excess of billings on
          uncompleted contracts.....   (10,655)     (12,825)       3,120        9,618      (17,422)
       (Increase) decrease in
          inventories...............    (1,089)      (3,823)         455       (4,093)          (3)
       (Increase) decrease in other
          current assets............     1,743         (341)         107           92           98
       Decrease in other assets.....     1,253           --           --           --           --
       Increase (decrease) in
          accounts payable and
          accrued liabilities.......    (1,574)       1,132          420        8,168          641
       Increase (decrease) in income
          taxes payable.............     2,713       (3,221)       5,949        4,644          653
       Increase (decrease) in
          billings in excess of cost
          and estimated earnings on
          uncompleted contracts.....   (22,571)      (6,409)      10,994         (153)        (635)
                                      --------     --------     --------     --------      -------
            Total adjustments.......   (47,682)        (905)      11,277       18,341      (13,723)
                                      --------     --------     --------     --------      -------
     Net cash provided (required) by
       operating activities.........   (28,175)      14,803       23,742       22,010      (10,381)
Cash flows from investing
  activities:
  Capital expenditures..............    (3,529)      (6,405)      (5,568)        (404)      (2,623)
  Disposals of equipment............        89           68           --           --          581
  Payment for purchase of
     acquisitions...................        --       (4,106)     (10,119)          --           --
                                      --------     --------     --------     --------      -------
     Net cash required by investing
       activities...................    (3,440)     (10,443)     (15,687)        (404)      (2,042)
Cash flows from financing
  activities:
  Net borrowings from (repayments
     to) parent.....................    31,300       (4,057)      (7,907)     (21,581)      12,408
                                      --------     --------     --------     --------      -------
     Net cash provided (required) by
       financing activities.........    31,300       (4,057)      (7,907)     (21,581)      12,408
                                      --------     --------     --------     --------      -------
Net increase (decrease) in cash.....      (315)         303          148           25          (15)
Cash at beginning of period.........       536          221          524          524          672
                                      --------     --------     --------     --------      -------
Cash at end of period...............  $    221     $    524     $    672     $    549     $    657
                                      ========     ========     ========     ========     ========

See accompanying notes to consolidated financial statements

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (INFORMATION FOR THE THREE MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

1. GENERAL INFORMATION


     Halter Marine Group, Inc. (the "Company") is a Delaware corporation incorporated on June 24, 1996. Prior to or concurrently with the initial public offering (the "Offering") of shares of common stock of the Company (the "Common Stock"), the Company will consummate the Consolidation Transactions. These transactions include (i) the transfer to the Company of the stock of each subsidiary of Trinity Industries, Inc. ("Trinity") that has assets and liabilities through which Trinity has historically conducted its businesses of construction, repair, and conversion of primarily ocean-going vessels for the governmental and commercial markets and (ii) the transfer to subsidiaries of the Company of certain assets and liabilities of Trinity related to the businesses of the Company and (iii) the assumption by the Company of $25.0 million in indebtedness of Trinity associated with the Company Businesses.



     Trinity has announced that it currently contemplates divesting itself of its remaining ownership in the Company (the "Separation"). The form and other terms of the proposed Separation are subject to the approval of the Board of Directors of Trinity (the "Trinity Board"). The proposed Separation could be accomplished by means of either a non-taxable or taxable transaction. The proposed Separation will be subject to various conditions, including the absence of any events or developments that cause the Trinity Board to determine, in its sole discretion, that the proposed Separation is not in the best interests of Trinity or its stockholders. If the proposed Separation is to be accomplished by means of a non-taxable transaction (which could take the form of either an exchange offer or a distribution to Trinity's stockholders), such transaction also will be subject to the receipt of a favorable private letter ruling from the Internal Revenue Service (the "IRS") to the effect that the proposed Separation will qualify as a tax-free transaction for federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code").


2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

  (a) Basis of Presentation


     The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries, and have been prepared using Trinity's historical basis in the assets and liabilities of the Company. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements reflect the results of operations, financial condition and cash flows of the Company as a component of Trinity and may not be indicative of actual results of operations and financial position of the Company under other ownership. Management believes that the consolidated income statements include a reasonable allocation of the administrative costs incurred by Trinity on the Company's behalf. These costs include payroll services, benefits administration, and cash management. The allocations of such costs to the Company were approximately $1.4 million, $1.7 million, and $1.8 million in 1994, 1995 and 1996, respectively, and approximately $0.5 million and $0.6 million for the three months ended June 30, 1995 and 1996, respectively.



     Additionally, the Company provides administrative services for Trinity's Inland Marine division in the areas of accounting, human resources, marketing and public relations. The allocation of such costs to the Inland Marine division were approximately $2.0 million, $2.0 million and $2.6 million in 1994, 1995 and 1996, respectively, and approximately $0.6 million and $0.8 million for the three months ended June 30, 1995 and 1996, respectively.


     The interim consolidated financial statements, marked unaudited, have been prepared from the books and records of the Company. In the opinion of the Company, all adjustments, consisting only of normal and recurring adjustments necessary to a fair presentation of the financial position of the Company as of June 30, 1996, the results of operations for the three month periods ended June 30, 1995 and 1996, and cash flows for

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

  (INFORMATION FOR THE THREE MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

the three month periods ended June 30, 1995 and 1996, in conformity with generally accepted accounting principles, have been made.

  (b) Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c) Construction Contracts

     The Company uses the percentage of completion method to account for its contracts in process. Under this method, revenues of construction contracts are measured by the percentage of labor hours incurred to date to estimated total labor hours for each contract. Management considers expended labor hours to be the best available measure of progress on these contracts. Changes in estimated profitability may result in revisions to income and costs and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Other changes, including those arising from contract penalty provisions, and final contract settlements are recognized in the period in which the revisions are determined.

     Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred.

     The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

     For income tax purposes, the Company reports contract profits as earned under the percentage of completion capitalized cost method as originally prescribed by the Tax Reform Act of 1986 and subsequently modified by the Revenue Act of 1987 and the Technical and Miscellaneous Revenue Act of 1988.

  (d) Inventories

     Inventories are valued at the lower of cost or market. Inventory cost is determined principally on the specific identification method. Market is replacement cost or net realizable value.

  (e) Depreciation

     Additions to property, plant and equipment are recorded at cost. Depreciation and amortization are generally computed by the straight-line method on the estimated useful lives of the assets which range from 3 to 30 years for buildings and improvements and 2 to 28 years for machinery and equipment. The costs of ordinary maintenance and repair are charged to expense, while renewals and major replacements are capitalized.

  (f) New Accounting Standards

     In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of," ("SFAS No. 121") was issued. Adoption

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

  (INFORMATION FOR THE THREE MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

is required for the Company beginning in fiscal 1997. The Company does not believe that the adoption of this Statement will have a significant impact on the Company.

     Effective April 1, 1996 the Company adopted SFAS No. 121 and there was no impact.

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was issued. The disclosure requirements of this Statement are effective for the Company's financial statements beginning in fiscal 1997. The Company intends to continue to apply the accounting provisions of APB Opinion 25, "Accounting for Stock Issued to Employees." With the Company's plan of adoption, the impact will be limited to additional footnote disclosure.

  (g) Allocation of Expenses

     Indirect manufacturing costs are allocated on the basis of labor hours incurred on the respective contracts.

  (h) Pro Forma Net Income Per Share


     Pro forma net income for the year ended March 31, 1996 and the three months ended June 30, 1996 is $12.6 million and $3.4 million, respectively, and reflects a reduction in interest expense, net of tax, resulting from the use of the net proceeds of the Offering to retire outstanding debt at the beginning of the period.


3. BUSINESS ACQUISITIONS

     The Company made certain business acquisitions during fiscal 1995 and 1996. All have been accounted for by the purchase method. The operations of these companies have been included in the consolidated financial statements from the effective dates of the acquisitions.

     In fiscal 1995, the Company acquired 100 percent of the common stock of Gulf Coast Fabrication, Inc., a company engaged in the manufacture and repair of marine vessels. The purchase price of approximately $4.1 million was allocated entirely to assets acquired.

     In fiscal 1996, the Company acquired the assets of American Marine Corporation (now known as Gulf Repair) and CBI NA-Con, Inc. (now known as Pascagoula). The assets of these businesses are utilized in the manufacture and repair of marine products. The aggregate purchase price of approximately $10.1 million was allocated entirely to the assets acquired. Contribution of these acquisitions to revenues and operating profit during fiscal 1996 is not material.

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

  (INFORMATION FOR THE THREE MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

4. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

                                                               MARCH 31
                                                         ---------------------     JUNE 30
                                                           1995         1996         1996
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Costs incurred on uncompleted contracts............  $364,426     $479,811     $519,510
    Estimated earnings.................................    82,275      110,558      119,841
                                                          -------      -------      -------
                                                          446,701      590,369      639,351
    Less billings to date..............................   377,210      534,992      565,917
                                                          -------      -------      -------
                                                         $ 69,491     $ 55,377     $ 73,434
                                                          =======      =======      =======
    Included in accompanying balance sheet under the following captions:
      Costs and estimated earnings in excess of
         billings on uncompleted contracts.............  $ 71,025     $ 67,905     $ 85,327
      Billings in excess of costs and estimated
         earnings on uncompleted contracts.............     1,534       12,528       11,893
                                                          -------      -------      -------
                                                         $ 69,491     $ 55,377     $ 73,434
                                                          =======      =======      =======

5. PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment follows:

                                                                            MARCH 31
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                          (IN THOUSANDS)
    Land.............................................................  $ 3,213     $ 5,686
    Buildings and improvements.......................................   17,042      23,660
    Machinery and equipment..........................................   42,891      58,874
    Construction in progress.........................................    5,881       3,688
                                                                       -------     -------
                                                                        69,027      91,908
    Less accumulated depreciation....................................   30,889      37,051
                                                                       -------     -------
    Property, plant and equipment, net...............................  $38,138     $54,857
                                                                       =======     =======

6. RELATED PARTY TRANSACTIONS

     John Dane III, Chief Executive Officer and a director of the Company, acquired 25% of the stock of United States Marine, Inc. ("USMI") in June 1996. Mr. Dane has the option to acquire up to an additional 50% of the stock of USMI over the next five years. USMI performs services for the Company as a subcontractor with respect to the production of high speed composite vessels for the U.S. Navy. During 1994, 1995 and 1996, the Company paid USMI fees of approximately $10.6 million, $3.9 million and $5.5 million for subcontractor services. During the three months ended June 30, 1996, the Company paid USMI fees of approximately $2.2 million.

     The aggregate amount of intercompany indebtedness owed by the Company to Trinity at March 31, 1996 was $42.5 million (excluding income taxes payable) of which $25 million represents a long-term note due September 30, 1997 at an interest rate of prime minus 1% (7.25% at March 31, 1996) and approximately $17.5 million, due upon demand, which represents the net current liability from Trinity's cash management practices of centralizing payment of accounts payable and accrued liabilities, and centralizing cash receipts. Trinity charges the Company interest on the net current liability at prime minus 1%. Subsequent to the

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

  (INFORMATION FOR THE THREE MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

Offering it is anticipated that the Company will repay the net current liability through cash generated by operations in the ordinary course of business, and in any event no later than 60 days after the consummation of the Offering, as it replaces such liability with its own direct trade payables and similar obligations.


     Prior to or concurrently with the consummation of the Offering, the Company will engage in certain other transactions (the "Offering Related Transactions"). The Offering Related Transactions include (i) the entering into by the Company of the new $125.0 million Credit Facility and (ii) the borrowing by the Company under the Credit Facility to repay (x) a $25.0 million note to Trinity and (y) $25.0 million of certain indebtedness of Trinity associated with the Company Businesses and assumed by the Company in connection with the Consolidation Transactions.


     In connection with the Offering, the Company and Trinity will enter into various agreements for the purpose of establishing the terms governing their ongoing arrangements and relationships, including a separation agreement, an income tax allocation agreement and a trademark license agreement. In addition, the Company will build inland hopper barges under a limited arrangement with Trinity.

7. STOCK OPTIONS

     Trinity has a Stock Option and Incentive Plan (the "Trinity Plan") which provides that incentive or non-qualified stock options for a maximum of 1,500,000 shares of common stock may be granted to directors, officers and key employees. Incentive options may be granted over a period not to exceed ten years at a price not less than fair market value on the date of grant. The Trinity Plan provides that to the extent options granted are forfeited, expire or canceled, they may again be granted pursuant to the provisions of the Trinity Plan. The Trinity Plan provides that if shares already owned by the optionee are surrendered as full or partial payment of the exercise price of an option, a new option (the "Reload Option") may be granted equal to the number of shares surrendered. The exercise price of Reload Options shall be the fair market value of Trinity common stock on the effective date of the grant.

     As of March 31, 1996, there were 86,415 incentive and 162,355 non-incentive Trinity stock options outstanding to employees of the Company with a total exercise value of $6,221,948 at exercise prices ranging from $16.00 to $38.38 per share of which 105,392 options were exercisable.


     If the proposed Separation is consummated, the Company expects to assume such Trinity stock options ("Converted Options") held by employees of the Company. The Converted Options would provide for the purchase of a number of shares of Common Stock equal to the number of shares of Trinity stock multiplied by the Conversion Ratio, as defined. Furthermore, the per share exercise price of each Converted Option would equal the per share exercise price of the applicable Trinity option as of the date of the Separation divided by the Conversion Ratio. No compensation expense is expected to result from assumption of the Converted Options. However, if the Separation is accomplished by means other than a distribution to Trinity stockholders, compensation expense may be recorded based on the excess of the then current market price of Trinity stock over the exercise price of the Trinity stock options. Such compensation expense at June 30, 1996 would have been $1,963,000.


     Pending the proposed Separation, Trinity stock options held by employees of the Company will remain outstanding in accordance with the terms of the Trinity Plan. Upon the exercise of a Trinity stock option by an employee of the Company at any time prior to the proposed Separation, the Company will pay to Trinity an amount in cash equal to the excess, if any, of (i) the Market Value, as defined, of the purchased shares on the date of exercise of such option over (ii) the exercise price paid for such shares.


     The Company will establish the 1996 Stock Option and Incentive Plan (the "1996 Plan") which will provide for awards to employees and directors in the form of grants of stock options, stock appreciation rights ("SARs"), restricted or non-restricted stock or units denominated in stock ("Stock Awards"), collectively

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

  (INFORMATION FOR THE THREE MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)


"Awards". The 1996 Plan will provide that shares of Common Stock which are the subject of Awards granted under the 1996 Plan that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the shares covered thereby are not issued or are exchanged for Awards that do not involve Common Stock will again immediately become available for Awards under the 1996 Plan.


8. EMPLOYEE BENEFIT PLANS

     The Company's employees are included in pension plans sponsored by Trinity which provide income and death benefits for eligible employees. Trinity's policy is to fund retirement costs accrued to the extent such amounts are deductible for income tax purposes. Plan assets include cash, short-term debt securities, and other investments. Benefits are based on years of credited service and compensation.

     The Company's share of net periodic pension expense for fiscal 1996 included the following components:

                                                                               YEAR ENDED
                                                                             MARCH 31, 1996
                                                                             --------------
                                                                             (IN THOUSANDS)
    Service cost-benefits earned during the period.......................       $    598
    Interest cost on projected benefit obligation........................            386
    Actual return on assets..............................................         (1,112)
    Net amortization and deferral........................................            699
    Accrual of profit sharing contribution...............................            614
                                                                                --------
    Net periodic pension expense.........................................       $  1,185
                                                                                ========

     The Company's share of net periodic pension expense for 1994 and 1995 was approximately $875 and $1,101, respectively. Included in these amounts is the accrual of profit sharing contribution.

     Amounts recognized in the Company's consolidated balance sheet and included in due to an affiliate follow:

                                                                             MARCH 31, 1996
                                                                             --------------
                                                                             (IN THOUSANDS)
    Actuarial present value of benefit obligation:
      Vested benefit obligation............................................      $3,484
                                                                                 ======
      Accumulated benefit obligation.......................................      $4,452
                                                                                 ======
    Projected benefit obligation...........................................      $6,306
    Plan assets at fair value..............................................       5,931
                                                                                 ------
    Projected benefit obligation in excess of plan assets..................        (375)
    Unrecognized net asset at April 1, 1985................................         (75)
    Unrecognized net loss..................................................       1,741
                                                                                 ------
    Prepaid pension expense................................................      $1,291
                                                                                 ======

     Assumptions used for the valuation of the projected benefit obligation for 1996 were a discount rate of 7.75%, an increase in compensation levels of 4.75% and an expected long-term rate of return on assets of 9.0%.

     It is contemplated that, upon consummation of the Offering, a separate pension plan will be established for the Company's employees and the assets attributable to benefits accrued by employees of the Company under the Trinity pension plans will be transferred to a separate trust.

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

  (INFORMATION FOR THE THREE MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     Trinity has a contributory profit sharing plan in which employees of the Company may participate. Under the plan, eligible employees are allowed to make voluntary pre-tax contributions. The contribution to this plan, as defined, is based on consolidated earnings and dividends of Trinity. It is contemplated that upon consummation of the Offering, a separate contributory profit sharing plan will be established for the Company's employees and the assets attributable to benefits accrued by employees of the Company under the Trinity contributory profit sharing plan will be transferred to a separate trust.

9. INCOME TAXES

     Effective April 1, 1993 the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This Statement requires a change from the deferred to the liability method of computing income taxes. The cumulative effect of applying FAS 109 at the date of adoption was insignificant.

     The entities comprising the Company are included in the consolidated federal income tax return of Trinity. Trinity has charged an amount equal to the income tax payments that the Company would have been obligated to pay if it had filed a separate tax return. At the time of the consummation of the Offering, the Company and Trinity will enter into a Tax Allocation Agreement pursuant to which the Company and Trinity will agree upon the allocation of certain tax liabilities and related matters. Under the Tax Allocation Agreement the balance reflected as income tax payable to Trinity will be paid out of the net proceeds of the Offering.

     The significant components of the provision (benefit) for income taxes follow:

                                                                   YEAR ENDED MARCH 31
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
    Current
      Federal...............................................  $11,285    $ 8,174    $13,475
      State.................................................    1,772      1,662      2,310
                                                              -------    -------    -------
                                                               13,057      9,836     15,785
    Deferred
      Federal...............................................     (830)       334     (6,692)
      State.................................................       --         --       (991)
                                                              -------    -------    -------
                                                                 (830)       334     (7,683)
                                                              -------    -------    -------
              Total.........................................  $12,227    $10,170    $ 8,102
                                                              =======    =======    =======

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

  (INFORMATION FOR THE THREE MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     Deferred income tax was provided in the financial statements for temporary differences between financial and taxable income. The components of deferred liabilities and assets follow:

                                                                            MARCH 31
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Deferred tax liabilities:
      Excess of tax depreciation over financial statement
         depreciation................................................  $(3,221)    $(2,771)
      Profits on long-term contracts recorded on the percentage of completion method for financial purposes and related
         items.......................................................     (984)         --
      Pensions and other benefits....................................     (579)       (711)
                                                                       -------      ------
              Total deferred tax liabilities.........................   (4,784)     (3,482)
                                                                       -------      ------
    Deferred tax assets:
      Profits on long-term contracts recorded on the percentage of completion method for financial purposes and related
         items.......................................................       --       5,406
      State taxes....................................................       --         991
      Other..........................................................      (34)        (50)
                                                                       -------      ------
              Total deferred tax assets..............................      (34)      6,347
                                                                       -------      ------
    Net deferred tax asset (liability)...............................  $(4,818)    $ 2,865
                                                                       =======      ======

     The reconciliation between the effective tax rate and the statutory tax rate is as follows:

                                                                     1994     1995     1996
                                                                     ----     ----     ----
    Statutory rate.................................................  35.0%    35.0%    35.0%
    State taxes....................................................   3.7      4.2      4.2
    Other..........................................................  (0.2)     0.1      0.2
                                                                     ----     ----     ----
    Effective tax rate.............................................  38.5%    39.3%    39.4%
                                                                     ====     ====     ====

10. STOCKHOLDER'S RIGHTS PLAN


     Prior to the consummation of the Offering, the Company will adopt a Stockholder Rights Plan pursuant to which one right will be issued with respect to each share of Common Stock. Each right entitles the stockholder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at an exercise price to be determined by the Board when the rights are issued. The rights are not exercisable or detachable from the common stock until ten business days after a person acquires beneficial ownership of fifteen percent or more of the Common Stock or if a person or group commences a tender or exchange offer upon consummation of which that person or group would beneficially own fifteen percent or more of the common stock.


     If any person becomes a beneficial owner of fifteen percent or more of the Common Stock other than pursuant to an offer, as defined, for all shares determined by certain directors to be fair to the stockholders and otherwise in the best interests of both the Company and its stockholders (other than by reason of share purchases by the Company), each right not owned by that person or related parties enables its holder to purchase, at the right's then current exercise price, shares of the Company's common stock having a calculated value of twice the right's exercise price. Beneficial ownership of Common Stock by Trinity will not trigger any such purchase rights unless Trinity first ceases to be the beneficial owner of fifteen percent or more of the Common Stock and thereafter again becomes the beneficial owner of fifteen percent of the Common Stock.

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

  (INFORMATION FOR THE THREE MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     The rights which are subject to adjustment, may be redeemed by the Company at a price of one cent per right at any time prior to their expiration ten years from issuance or the point at which they become exercisable.

11. SIGNIFICANT CUSTOMERS

     In fiscal 1994, contract revenue earned includes revenues from three customers which accounted for 30.2%, 18.8%, and 14.7%, respectively, of consolidated contract revenue earned. Also in fiscal 1994, contract revenue earned includes revenues from foreign governments which accounted for 12.9% of consolidated contract revenue earned.

     In fiscal 1995, contract revenue earned includes revenues from two customers which accounted for 38.8% and 10.2%, respectively, of consolidated contract revenue earned. Also in fiscal 1995, contract revenue earned includes revenues from foreign governments which accounted for 13.6% of consolidated contract revenue earned.

     Contract revenue earned includes revenues from one customer which accounted for 47.3% of consolidated contract revenue earned in fiscal 1996.

12. COMMITMENTS AND CONTINGENCIES

     The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse affect on the Company's financial statements.


     As of July 31, 1996, Trinity has guaranteed contract performance obligations of the Company in the aggregate amount of approximately $66.1 million and the Company has outstanding contract bid and performance bonds and similar obligations issued by third parties with Trinity as the obligor with an aggregate face amount of approximately $74.9 million. After the Offering, the Company will be obligated to indemnify Trinity against any liability under its outstanding guarantees and any liability under the bonds, letters of credit and similar obligations under which Trinity is the obligor of the Company's contract performance obligations. Trinity will be granted security interests in certain assets of the Company which relate to the Company contracts from which such obligations arise and will possess rights to complete performance of any such contract on behalf of the Company in the event of nonperformance by the Company. Such rights and remedies are similar to the rights possessed by surety companies that have issued performance bonds on behalf of the Company.


13. SUPPLEMENTARY UNAUDITED QUARTERLY DATA

                                               FIRST     SECOND      THIRD     FOURTH
                                              QUARTER    QUARTER    QUARTER    QUARTER      YEAR
                                              -------    -------    -------    -------    --------
                                                                 (IN THOUSANDS)
Year ended March 31, 1995:
  Contract revenue earned...................  $64,871    $49,026    $82,608    $54,081    $250,586
  Gross profit..............................   11,135     10,131     10,604     11,318      43,188
  Net income................................    4,237      3,674      3,805      3,992      15,708
Year ended March 31, 1996:
  Contract revenue earned...................  $72,008    $53,904    $56,625    $71,757    $254,294
  Gross profit..............................   11,132      7,943     10,848      9,812      39,735
  Net income................................    3,669      2,419      3,757      2,620      12,465

                              [HALTER MARINE LOGO]




                    [Picture of oceanographic research ship]



Halter Marine builds several types of small to medium sized vessels for the U.S. Navy. The above 325-foot oceanographic research ship was constructed by the Company to meet demanding performance and reliability criteria and is used by the U.S. Navy to study and explore the oceans.




       [Picture of logistical                     [Picture of Mark V
           support vessel]                           patrol craft]


Halter Marine is one of the world's         Halter Marine also constructs patrol
most experienced builders of vessels        boats for foreign governments and
for government and military use.            the U.S. Navy such as the above
The above 273-foot logistical support       82-foot Mark V high speed special
vessel was constructed by the Company       operations craft for the Navy
for the U.S. Army.                          Seals.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
The Company...........................   14
Separation From Trinity...............   14
Use of Proceeds.......................   16
Dividend Policy.......................   16
Dilution..............................   17
Capitalization........................   18
Selected Consolidated Financial
  Data................................   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   27
Management............................   48
Certain Transactions and Related
  Arrangements........................   58
Principal Stockholder.................   63
Description of Capital Stock..........   63
Shares Eligible for Future Sale.......   70
Underwriting..........................   71
Legal Matters.........................   72
Experts...............................   72
Available Information.................   73
Index to Consolidated Financial
  Statements..........................  F-1


                             ---------------------

  UNTIL     , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING) ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                3,000,000 SHARES

                                      LOGO


                                  COMMON STOCK

                            -----------------------

                                   PROSPECTUS
                            -----------------------
                          DONALDSON, LUFKIN & JENRETTE
               SECURITIES CORPORATION

                           DEAN WITTER REYNOLDS INC.

                      HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                              MERRILL LYNCH & CO.

                                          , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered pursuant to this Registration Statement, other than underwriting discounts and commissions.

                                                                                 AMOUNT
                                                                                --------
    Securities and Exchange Commission registration fee........................ $103,449
    National Association of Securities Dealers, Inc. filing fee................   30,500
    Printing and engraving fees and expenses...................................    *
    Legal fees and expenses....................................................    *
    Accounting fees and expenses...............................................    *
    Transfer agent and registrar fees and expenses.............................    *
    Blue sky fees and expenses.................................................    *
    NYSE listing fee...........................................................    *
    Miscellaneous..............................................................    *
                                                                                --------
              Total............................................................ $  *
                                                                                ========

- ---------------

* To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  Delaware General Corporation Law

     Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145(c) of the DGCL provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made (1) by the board of directors by a majority vote of directors who were not parties to such action, suit or proceeding, even though less than a quorum, or
(2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

  Certificate of Incorporation

     The Certificate of Incorporation of the Company, a copy of which is filed as Exhibit 3.1 to the Registration Statement, provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the DGCL as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise, prior to such amendment or repeal.

     While the Certificate provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

     The Certificate provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Certificate, By-Law, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Certificate also specifically authorizes the Company to maintain insurance and to grant similar indemnification rights to employees or agents of the Company.

  Bylaws

     The Bylaws of the Company, a copy of which is filed as Exhibit 3.2 to the Registration Statement, provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was or has agreed to become a director or officer of the Company or is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceedings is alleged action in an official capacity as a director or officer or in any other capacity while serving or having agreed to serve as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as in effect or as it may be amended from time to time, against all expense, liability and loss (including without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity thereunder and shall inure to the benefit of his or her heirs, executors and administrators.

  Underwriting Agreement

     The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to the Registration Statement, provides for the indemnification of the directors and officers of the Company against certain liabilities, including liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     Prior to the Offering, the Company will issue 15,000,000 shares of Common Stock to Trinity in consideration for the transfer of assets to the Company in connection with the Consolidation Transactions. The Company will rely on the exemption from registration set forth in Section 4(2) of the Securities Act for this transaction.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


      EXHIBIT
       NUMBER                                      DESCRIPTION
- -------------------- ------------------------------------------------------------------------
         1*          -- Form of Underwriting Agreement
         3.1*        -- Restated Certificate of Incorporation of Halter Marine Group, Inc.
                        (the "Company"), as amended
         3.2*        -- Amended and Restated Bylaws of the Company
         4.1*        -- Form of Certificate evidencing Common Stock
         5*          -- Opinion of Baker & Botts, L.L.P.
        10.1*        -- 1996 Stock Option and Incentive Plan of the Company
        10.2**       -- Form of Separation Agreement between the Company and Trinity
                        Industries, Inc.
        10.3         -- Intentionally Omitted
        10.4*        -- Form of Tax Sharing and Tax Benefit Reimbursement Agreement between the Company and Trinity Industries, Inc.
        10.5**       -- Form of Trademark License Agreement between the Company and Trinity
                        Industries, Inc.
        10.6*        -- Form of Rights Agreement between the Company and The Bank of New
                        York, as Rights Agent
        10.7**       -- Form of Noncompetition Agreement between the Company and John Dane
                        III
        10.8*        -- Form of Credit Agreement among the Company and certain Lenders
        10.9*        -- Form of Inland Barge Agreement between the Company and Trinity
                        Industries, Inc.
        10.10*       -- Form of Severance Agreement between the Company and John Dane III
        10.11*       -- Form of Severance Agreement between the Company and Vincent R.
                        Almerico
        10.12*       -- Form of Severance Agreement between the Company and Harvey B. Walpert
        10.13*       -- Form of Severance Agreement between the Company and Wayne Bourgeois
        10.14*       -- Form of Severance Agreement between the Company and Sidney C. Mizell
        10.15*       -- Form of Severance Agreement between the Company and Anil Raj
        10.16*       -- Form of Severance Agreement between the Company and Keith L. Voigts
        21*          -- Subsidiaries of the Company
        23.1**       -- Consent of Ernst & Young LLP
        23.2*        -- Consent of Baker & Botts, L.L.P. (contained in the opinion filed as
                        Exhibit 5 to this Registration Statement)
        24***        -- Powers of Attorney (contained on the signature page of Amendment No.
                        1 to this Registration Statement)
        27***        -- Financial Data Schedule
        99.1**       -- Consent of Rick S. Rees as Director Nominee
        99.2**       -- Consent of Kenneth W. Lewis as Director Nominee
        99.3*        -- Agreement between Trinity Industries, Inc. and the Underwriters


- ---------------

  * To be filed by amendment


 ** Filed herewith



*** Previously filed


     (b) Financial Statement Schedules

        NONE

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant also undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on September 5, 1996.


                                            HALTER MARINE GROUP, INC.

                                            By:      /s/  JOHN DANE III
                                                --------------------------------
                                                        John Dane III
                                                President and Chief Executive
                                                            Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.



                  SIGNATURE                              TITLE                      DATE
- ---------------------------------------------  --------------------------    -------------------
        /s/  JOHN DANE III                     President, Chief Executive      September 5, 1996
- --------------------------------------           Officer (Principal
          John Dane III                          Executive Officer) and a
                                                 Director

               *                               Vice President (Principal       September 5, 1996
- --------------------------------------           Financial and
          Keith L. Voigts                        Accounting Officer)

              *                                Director                        September 5, 1996
- --------------------------------------
       F. Dean Phelps, Jr.

              *                                Director                        September 5, 1996
- --------------------------------------
         John T. Sanford

              *                                Director                        September 5, 1996
- --------------------------------------
       Timothy R. Wallace

              *                                Director                        September 5, 1996
- --------------------------------------
         W. Ray Wallace

*By:    /s/  JOHN DANE III
- --------------------------------------
         John Dane III
       Attorney-in-fact

                               INDEX TO EXHIBITS


                                                                                   SEQUENTIALLY
 EXHIBIT                                                                             NUMBERED
  NUMBER                                 DESCRIPTION                                   PAGE
- ---------- ---------------------------------------------------------------------   ------------
  1*       -- Form of Underwriting Agreement
  3.1*     -- Restated Certificate of Incorporation of Halter Marine Group, Inc.,
              (the "Company") as amended
  3.2*     -- Amended and Restated Bylaws of the Company
  4.1*     -- Form of Certificate evidencing Common Stock
  5*       -- Opinion of Baker & Botts, L.L.P.
 10.1*     -- 1996 Stock Option and Incentive Plan of the Company
 10.2**    -- Form of Separation Agreement between the Company and Trinity
              Industries, Inc.
 10.3      -- Intentionally Omitted
 10.4*     -- Form of Tax Sharing and Tax Benefit Reimbursement Agreement between the Company and Trinity Industries, Inc.
 10.5**    -- Form of Trademark License Agreement between the Company and Trinity
              Industries, Inc.
 10.6*     -- Form of Rights Agreement between the Company and The Bank of New
              York, as Rights Agent
 10.7**    -- Form of Noncompetition Agreement between the Company and John Dane
              III
 10.8*     -- Form of Credit Agreement among the Company and certain Lenders
 10.9*     -- Form of Inland Barge Agreement between the Company and Trinity
              Industries, Inc.
 10.10*    -- Form of Severance Agreement between the Company and John Dane III
 10.11*    -- Form of Severance Agreement between the Company and Vincent R.
              Almerico
 10.12*    -- Form of Severance Agreement between the Company and Harvey B. Walpert
 10.13*    -- Form of Severance Agreement between the Company and Wayne Bourgeois
 10.14*    -- Form of Severance Agreement between the Company and Sidney C. Mizell
 10.15*    -- Form of Severance Agreement between the Company and Anil Raj
 10.16*    -- Form of Severance Agreement between the Company and Keith L. Voigts
 21*       -- Subsidiaries of the Company
 23.1**    -- Consent of Ernst & Young LLP
 23.2*     -- Consent of Baker & Botts, L.L.P. (contained in the opinion filed as
              Exhibit 5 to this Registration Statement)
 24***     -- Powers of Attorney (contained on the signature page of Amendment No.
              1 to this Registration Statement)
 27***     -- Financial Data Schedule
 99.1**    -- Consent of Rick S. Rees as Director Nominee
 99.2**    -- Consent of Kenneth W. Lewis as Director Nominee
 99.3*     -- Form of Agreement between Trinity Industries, Inc. and the
              Underwriters


- ---------------

  * To be filed by amendment


 ** Filed herewith



*** Previously filed